SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                     QWEST COMMUNICATIONS INTERNATIONAL INC.

                                (Name of Issuer)


                          Common Stock, $0.01 par value

                         (Title of Class of Securities)


                                    74912110

                                 (CUSIP Number)


         Cannon Y. Harvey               with copies to: Robert M. Swysgood, Esq.
         Anschutz Company                         Anschutz Company
 555 Seventeenth Street, Suite 2400      555 Seventeenth Street, Suite 2400
         Denver, CO 80202                         Denver, CO 80202
          (303) 298-1000                          (303) 298-1000

 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)


                                   May 2, 2001

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess. 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP Number:  74912110


1.       Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)
              Philip F. Anschutz

2.       Check the Appropriate Box if a Member of a Group (See Instructions)
                                                           (a)  /  x/
                                                           (b)  /   /

3.       SEC Use Only


4.       Source of Funds (See Instructions)
             Not applicable

5.       Check if Disclosure of Legal Proceedings is Required Pursuant
         to Items 2(d) or 2(e)                                  /   /

6.       Citizenship or Place of Organization
              United States of America

Number of               7.     Sole Voting Power
Shares                                                           20,004
Beneficially            8.     Shared Voting Power
Owned by                                                    301,200,000
Each Reporting          9.     Sole Dispositive Power
Person With                                                      20,004
                       10.     Shared Dispositive Power
                                                            301,200,000

11.      Aggregate Amount Beneficially Owned by Each Reporting Person
                        301,220,004

12.      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                      /   /

13.          Percent of Class Represented by Amount in Row (11)
                        18.3%

14.          Type of Reporting Person  (See Instructions)
                        IN

CUSIP Number:   74912110


1.       Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)
              Anschutz Company

2.       Check the Appropriate Box if a Member of a Group (See Instructions)
                                                           (a)  /  x/
                                                           (b)  /   /

3.       SEC Use Only


4.       Source of Funds (See Instructions)
              Not applicable

5.       Check if Disclosure of Legal Proceedings is Required Pursuant
         to Items 2(d) or 2(e)                                  /   /

6.           Citizenship or Place of Organization
                  Delaware

Number of               7.     Sole Voting Power
Shares                                                                 0
Beneficially            8.     Shared Voting Power
Owned by                                                     301,200,000
Each Reporting          9.     Sole Dispositive Power
Person With                                                            0
                       10.     Shared Dispositive Power
                                                             301,200,000

11.          Aggregate Amount Beneficially Owned by Each Reporting Person
                        301,200,000

12.          Check if the Aggregate Amount in Row (11) Excludes
               Certain Shares (See Instructions)                /   /

13.          Percent of Class Represented by Amount in Row (11)
                        18.3%

14.          Type of Reporting Person  (See Instructions)
                        CO






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



CUSIP Number:  74912110


1.       Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)
              Anschutz Family Investment Company LLC

2.       Check the Appropriate Box if a Member of a Group (See Instructions)
                                                           (a)  /  x/
                                                           (b)  /   /

3.       SEC Use Only


4.       Source of Funds (See Instructions)
              Not applicable

5.       Check if Disclosure of Legal Proceedings is Required Pursuant
         to Items 2(d) or 2(e)                                  /   /

6.       Citizenship or Place of Organization
              Colorado

Number of               7.     Sole Voting Power
Shares                                                                 0
Beneficially            8.     Shared Voting Power
Owned by                                                      17,200,000
Each Reporting          9.     Sole Dispositive Power
Person With                                                            0
                       10.     Shared Dispositive Power
                                                              17,200,000

11.          Aggregate Amount Beneficially Owned by Each Reporting Person
                        17,200,000

12.          Check if the Aggregate Amount in Row (11) Excludes
               Certain Shares (See Instructions)                /   /

13.          Percent of Class Represented by Amount in Row (11)
                        1.0%

14.          Type of Reporting Person  (See Instructions)
                        OO



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





Item 1.     Security and Issuer

This Amendment No. 1 to the Schedule 13D filed on June 2, 2000 (the "Schedule 13D") by Philip F. Anschutz, Anschutz Company and Anschutz Family Investment Company LLC, relates to shares of common stock, $0.01 par value (the "Common Stock"), of Qwest Communications International Inc. ("Qwest"). The address of the principal executive offices of the issuer of the Common Stock is 1801 California Street, Denver, Colorado, 80202.



Item 2.     Identity and Background

This statement is filed on behalf of Philip F. Anschutz ("Anschutz"), Anschutz Company, a Delaware corporation ("AC"), and Anschutz Family Investment Company LLC, a Colorado limited liability company ("AFIC" and, collectively, the "Reporting Persons"). The Reporting Persons affirm membership in a group under
Section 13 of the Act, comprised of themselves. Anschutz and AC previously filed a Schedule 13G, and amendments thereto, pursuant to Rule 13d-1(d) under the Act.

Anschutz owns 100% of the outstanding common stock of AC. AC is the Manager and one-percent equity owner of AFIC. AC may be deemed to indirectly beneficially own the Common Stock directly owned by AFIC. Anschutz may be deemed to indirectly beneficially own the Common Stock directly owned by AC and AFIC. The group comprised of the Reporting Person may be deemed to beneficially own the Common Stock owned by Anschutz, AC and AFIC.

During the past five years, none of Anschutz, AC or AFIC, or any executive officer or director of AC or any manager of AFIC, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

AC and its affiliated companies are principally engaged in investments in natural resources, railroads, real estate, telecommunications, technology, entertainment, professional sports, and other businesses. AFIC is principally engaged in making minority investments in various businesses.

The (1) name, (2) principal office, business or residence address, and (3) position and present principal occupation or employment, and the name, principal business, and address of any corporation or other organization in which such employment is conducted, of AC, Anschutz, AFIC, each executive officer and director of AC, and the manager of AFIC (such executive officers and directors and manager, collectively, the "Control Persons"), as applicable, are set forth below. Each individual listed below is a citizen of the United States of America.


Filing Persons, Executive
Officers and Directors of    Position and Present Principal Occupation or    Principal Office, Business or
AC and Manager of AFIC       Employment                                      Residence Address
---------------------------- ----------------------------------------------- --------------------------------
AFIC                         Not applicable                                  555 Seventeenth Street
                                                                             Suite 2400
                                                                             Denver, CO 80202
AC                           AFIC: Manager                                   555 Seventeenth Street
                                                                             Suite 2400
                                                                             Denver, CO 80202
Anschutz                     AC: Chairman, Chief Executive Officer and       555 Seventeenth Street
                             Director                                        Suite 2400
                             AFIC: Chairman and Chief Executive              Denver, CO 80202
                             Officer; Officer and Director of AC
Harvey, Cannon Y.            AC: President, Chief Operating Officer and      555 Seventeenth Street
                             Director                                        Suite 2400
                             AFIC: President and Chief Operating Officer;    Denver, CO 80202
                             Officer and Director of AC
Polson, Douglas L.           AC: Vice President, Assistant Secretary and     555 Seventeenth Street
                             Director                                        Suite 2400
                             AFIC: Officer and Director of AC                Denver, CO 80202
Slater, Craig D.             AC: Executive Vice President and Director       555 Seventeenth Street
                             AFIC: Executive Vice President; Officer and     Suite 2400
                             Director of AC                                  Denver, CO 80202
Williams, Miles A.           AC: Executive Vice President and Director       555 Seventeenth Street
                             AFIC: Officer and Director of AC                Suite 2400
                                                                             Denver, CO 80202



Item 3.     Source and Amount of Funds or Other Consideration

Not applicable.

Item 4.     Purpose of Transaction

Reporting Persons

This Amendment No. 1 is being filed to report that on May 2, 2001, AC entered into a Master Stock Purchase Agreement and Transaction Schedule (together, the "Forward Sale Agreement") with Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ") and DLJ Cayman Islands, LDC, an affiliate of DLJ ("Buyer"), relating to the Common Stock. Pursuant to the terms of the Forward Sale Agreement, AC may be required to deliver, in one or more tranches, up to a maximum of 10,000,000 shares of Common Stock (the "Forward Shares") to the Buyer on one or more settlement dates occurring between October 1, 2010 and October 1, 2011. The Forward Sales Agreement provides that AC will participate in a portion of the appreciation in the price of the Common Stock over the period of the Forward Sale Agreement, through a reduction in the number of Forward Shares to be delivered on the settlement date(s). Therefore, the precise number of shares to be delivered by Anschutz Company will be determined as of the settlement date(s) in accordance with the terms of the Forward Sales Agreement. The purchase price to be received by Anschutz Company in consideration for the Forward Shares will be determined on the basis of hedging transactions in the Common Stock that may be conducted by the Buyer at any time until May 16, 2001. Copies of the Master Stock Purchase Agreement and Transaction Schedule are being filed with this Amendment No. 1 as Exhibits K and L. [The purpose of the forward sale transaction is to diversify the business holdings of AC.] The Forward Shares are also subject to a Pledge Agreement and Share Lending Agreement, described in Item 6 below. The Forward Shares constitute approximately 0.6% of the Common Stock outstanding on March 5, 2001.

As previously reported in the initial Schedule 13D, on May 23, 2000, AFIC exercised a warrant (the "Warrant") acquired by AFIC from Qwest in May 1997, prior to the initial public offering of the Common Stock. The Warrant granted to AFIC the right to acquire 17,200,000 shares of Common Stock ("Warrant Shares") at an exercise price of $7.00 per share. The purchase price for the Warrant was $2,300,000.00, or $0.1337 per share (as adjusted for two 2:1 stock splits since the time the Warrant was issued). The purpose of the acquisition of the Warrant Shares was to exercise the Warrant prior to its expiration.

In addition to the transactions described in this Item 4 and Item 6 below, the Reporting Persons may decide to sell all or a portion of the Common Stock owned by them, or to purchase additional shares of Common Stock in the future. The amount, timing and conditions of any such purchase or sale will depend upon the continuing assessment by the Reporting Persons of all relevant factors, including other business and investment opportunities available to the Reporting Persons, including opportunities to diversify their holdings, economic conditions generally and in the telecommunications business specifically, stock market conditions, the availability and nature of opportunities to dispose of or acquire Common Stock, and other plans and requirements of the Reporting Persons.

Other than as disclosed in this Item 4 and Item 6 below, none of the Reporting Persons currently have any plans or proposals that relate to or would involve any of the other matters described in Items 4(a) through (j) of Schedule 13D. Depending on the factors described in the preceding paragraph, and other factors that may arise in the future, the Reporting Persons may be involved in such matters and, depending on the facts and circumstances at such time, may formulate a plan with respect to such matters. In addition, the Reporting Persons may entertain discussions with, and proposals to, Qwest, to other shareholders of Qwest or to third parties.

Control Persons

To the best of the Reporting Persons' knowledge and belief, the Reporting Persons state the following regarding the plans or proposals of the Control
Persons: The Control Persons do not have a present intention to sell the Common Stock owned by them or to purchase additional shares of Common Stock other than occasional purchases and sales of insignificant amounts and other than as disclosed in Item 6 below. However, the Control Persons may decide to sell all or a portion of the Common Stock owned by them, or to purchase additional shares of Common Stock in the future. The amount, timing and conditions of any such purchase or sale will depend upon the continuing assessment by the Control Persons of all relevant factors, including other business and investment opportunities available to the

Control Persons, including opportunities to diversify their holdings, economic conditions generally and in the telecommunications business specifically, stock market conditions, the availability and nature of opportunities to dispose of or acquire Common Stock, and other plans and requirements of the Control Persons. Depending upon their assessment of these factors, and other factors that may arise in the future, the Control Persons may change their present intentions as stated above.

None of the Control Persons currently have any plans or proposals that relate to or would involve any of the other matters described in Items 4(a) through (j) of
Schedule 13D. Depending on the factors described in the preceding paragraph, and other factors that may arise in the future, the Control Persons may be involved in such matters and, depending on the facts and circumstances at such time, may formulate a plan with respect to such matters. In addition, the Control Persons may entertain discussions with, and proposals to, Qwest, to other shareholders of Qwest or to third parties.

Item 5.     Interest in Securities of the Issuer

Reporting Persons

Anschutz is the direct beneficial owner of 4 shares of Common Stock. Anschutz also holds 20,000 shares of Common Stock as custodian for his children, and Anschutz disclaims beneficial ownership of these 20,000 shares. AC is the direct beneficial owner of 284,000,000 shares of Common Stock. AFIC is the direct beneficial owner of 17,200,000 shares of Common Stock. AC may be deemed to be the indirect beneficial owner of the shares of Common Stock directly owned by AFIC. Anschutz may be deemed to be the indirect beneficial owner of the shares of Common Stock owned by AC and AFIC.


Anschutz:

(a)   Amount beneficially owned:                                                301,220,004 (1)(2)
(b)   Percent of class:                                                         Approximately 18.3% (3)
(c)   Number of shares as to which the person has:
      (i)     Sole power to vote or to direct the vote:                         20,004 (2)
      (ii)    Shared power to vote or to direct the vote:                       301,200,000 (1)
      (iii)   Sole power to dispose or to direct the disposition of:            20,004 (2)
      (iv)    Shared power to dispose or to direct the disposition of:          301,200,000 (1)



AC:
(a)   Amount beneficially owned:                                                301,200,000 (4)
(b)   Percent of class:                                                         Approximately 18.3% (3) (4)
(c)   Number of shares as to which the person has:
      (i)     Sole power to vote or to direct the vote:                         0
      (ii)    Shared power to vote or to direct the vote:                       301,200,000 (4)
      (iii)   Sole power to dispose or to direct the disposition of:            0
      (iv)    Shared power to dispose or to direct the disposition of:          301,200,000 (4)


AFIC:
(a)   Amount beneficially owned:                                                17,200,000
(b)   Percent of class:                                                         Approximately 1.0% (3)
(c)   Number of shares as to which the person has:
      (i)     Sole power to vote or to direct the vote:                         0
      (ii)    Shared power to vote or to direct the vote:                       17,200,000
      (iii)   Sole power to dispose or to direct the disposition of:            0
      (iv)    Shared power to dispose or to direct the disposition of:          17,200,000


---------------------------------
(1) This number includes 284,000,000 shares directly owned by AC; Anschutz is the owner of 100% of the capital stock of AC. This number also includes 17,200,000 shares directly owned AFIC; AC is the Manager and one- percent equity owner of AFIC.
(2) This number includes 20,000 shares that Mr. Anschutz holds as custodian for his children. Mr. Anschutz disclaims beneficial ownership of these 20,000 shares.
(3) Based on 1,649,490,762 shares of Common Stock issued and outstanding as of March 5, 2001.
(4) This number includes 17,200,000 shares directly owned AFIC; AC is the Manager and one-percent equity owner of AFIC.

Control Persons

Cannon Y. Harvey directly owns 75,150 shares of Common Stock. Douglas L.
Polson directly owns 130,916 shares of Common Stock and indirectly owns 60 shares of Common Stock which are directly owned by his children. Craig D. Slater directly owns 99,150 shares of Common Stock. Miles A. Williams directly owns 6,500 shares of Common Stock.


Cannon Y. Harvey

(a)   Amount beneficially owned:                                                75,150 (1)
(b)   Percent of class:                                                         Approximately .004% (2)
(c)   Number of shares as to which the person has:
      (i)     Sole power to vote or to direct the vote:                         75,150 (1)
      (ii)    Shared power to vote or to direct the vote:                       0
      (iii)   Sole power to dispose or to direct the disposition of:            75,150(1)
      (iv)    Shared power to dispose or to direct the disposition of:          0


Douglas L. Polson
(a)   Amount beneficially owned:                                                130,976
(b)   Percent of class:                                                         Approximately .007% (2)
(c)   Number of shares as to which the person has:
      (i)     Sole power to vote or to direct the vote:                         130,916
      (ii)    Shared power to vote or to direct the vote:                       60
      (iii)   Sole power to dispose or to direct the disposition of:            130,916
      (iv)    Shared power to dispose or to direct the disposition of:          60


Craig D. Slater
(a)   Amount beneficially owned:                                                99,150 (3)
(b)   Percent of class:                                                         Approximately .006% (2)
(c)   Number of shares as to which the person has:
      (i)     Sole power to vote or to direct the vote:                         99,150
      (ii)    Shared power to vote or to direct the vote:                       0
      (iii)   Sole power to dispose or to direct the disposition of:            99,150
      (iv)    Shared power to dispose or to direct the disposition of:          0


Miles A. Williams
(a)   Amount beneficially owned:                                                6,500
(b)   Percent of class:                                                         Approximately .001% (2)
(c)   Number of shares as to which the person has:
      (i)     Sole power to vote or to direct the vote:                         6,500
      (ii)    Shared power to vote or to direct the vote:                       0
      (iii)   Sole power to dispose or to direct the disposition of:            6,500
      (iv)    Shared power to dispose or to direct the disposition of:          0

On April 26, 2001, and April 30, 2001, Cannon Y. Harvey sold on the open market 50,000 shares of Common Stock at $39.00 per share and 50,000 shares of Common Stock at $40.78 per share, respectively. On April 26, 2001, Craig D. Slater sold on the open market 350,000 shares of Common Stock at $38.94 per share. individuals.

---------------------------------
(1) Includes 50,150 shares subject to options that are exercisable within 60 days of the date of this Amendment.
(2) Based on 1,649,490,762 shares of Common Stock issued and outstanding as of March 5, 2001.
(3) Includes 95,150 shares subject to options that are exercisable within 60 days of the date of this Amendment.


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



Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Reporting Persons

In connection with the Forward Sales Agreement described in Item 4 above, AC has entered into a Pledge Agreement dated as of May 2, 2001 with Buyer and Wilmington Trust Company, as collateral agent (the "Collateral Agent"), pursuant to which AC has pledged the Forward Shares to the Buyer to secure its obligations under the Forward Sales Agreement. The occurrence of certain defaults by AC under the Forward Sales Agreement could cause acceleration of the Forward Sales Agreement and of the required delivery of the Forward Shares. Under the terms of the Pledge Agreement, AC retains the right to vote the Forward Shares. A copy of the Pledge Agreement is being filed with this Amendment as Exhibit M.

The parties also plan on entering into a Share Lending Agreement between Buyer and Collateral Agent (acting solely as an agent of AC), pursuant to which the Buyer may borrow (in one or more tranches) up to the maximum number of Forward Shares from Anschutz Company at any time until the settlement date for such Forward Shares. The Share Lending Agreement provides that AC will receive a share lending fee for any Forward Shares borrowed by Buyer pursuant to such agreement. Under the terms of the Share Lending Agreement, voting power and investment power with respect to any Forward Shares borrowed by Buyer will be transferred to Buyer. However, the Collateral Agent (acting at the direction of AC) has the right to terminate any loan of Forward Shares under the Share Lending Agreement and, as a result of such termination, AC would reacquire voting power with respect to such Forward Shares. A copy of the form of Share Lending Agreement is being filed with this Amendment as Exhibit N.

In 2000, AC made an irrevocable pledge to contribute 14,000,000 shares of Common Stock (the "Donated Shares") to The Anschutz Foundation (the "Foundation") no later than January 15, 2004. AC reserved the right to contribute portions of the Donated Shares from time to time prior to the specified date. The Foundation agreed to accept the gift of the shares of Common Stock. A copy of the letter describing the this pledge is being filed with this Amendment as Exhibit O.

In April 1999, Qwest entered into a registration rights agreement with AC and AFIC covering all of the approximately 320,000,000 shares then owned by AC and the Warrant Shares. The agreement provides for eight demand registrations and unlimited piggyback registrations. Demand registrations must cover at least 5,000,000 shares.

In 1998, AC sold 19,208,000 shares of Common Stock to an unrelated trust created to hold the shares for various private investors. AC has an option to repurchase these shares in November of 2003 at the then market price, provided that such purchase would not cause AC to own more than 50% of Qwest. As part of that sale, AC received a financial instrument pursuant to which it may receive up to 3,463,204 shares of Common Stock from the trust in November of 2003, depending on the closing price of the Common Stock at that time. If such closing price is equal to or greater than $25.4675, AC will receive the full 3,463,204 shares. If such price is $20.875 or less, AC will not receive any shares. If such price is greater than $20.875 but less than $25.4675, AC will receive the number of shares computed by multiplying 19,208,000 shares by the fraction equal to one minus the ratio of $20.875 divided by the closing price of the Common Stock.

Control Persons

In January 1998, Cannon Y. Harvey received a grant from Qwest of stock options covering shares of Common Stock with an exercise price of $15.00 per share. Currently 50,150 shares of Common Stock are covered under such stock options, all of which have vested. In October 2000, Mr. Harvey received a grant from Qwest of stock options covering a total of 5,000 shares of Common Stock with an exercise price of $49.5625 per share and vesting at the rate of 20% per year beginning on October 4, 2001.

In January 1998, Craig D. Slater received a grant from Qwest of stock options covering shares of Common Stock having an exercise price of $15.00 per share. Currently, 95,150 shares of Common Stock are covered under such stock options, all of which have vested. In October 2000, Mr. Slater received a grant from Qwest of stock options covering a total of 5,000 shares of Common Stock with an exercise price of $49.5625 per share and vesting at the rate of 20% per year, beginning on October 4, 2001.


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




Item 7.     Material to Be Filed as Exhibits

Exhibit A.  Statement of Reporting Persons Pursuant to Rule 13d-1(k)(1)(iii).*

Exhibit B.  Power of Attorney executed by Anschutz appointing Robert M. Swysgood as attorney-in-fact.*

Exhibit C.  Identification of Group Members.*

Exhibit D.  Trust Agreement dated December 11, 1998, by and among TrENDS
            Holdings I L.L.C., Bankers Trust (Delaware), and Bankers Trust Company.*

Exhibit E.  First Amendment to Trust Agreement dated March 17, 1999.*

Exhibit F.  Letter dated January 14, 2000, from AC to The Anschutz
            Foundation donating and pledging to donate shares of Common Stock to the Foundation.*

Exhibit G.  Registration Rights Agreement dated April 18, 1999, by and among
            Qwest, AC and AFIC.**

Exhibit H.  Qwest Equity Incentive Plan Non-Qualified Stock Option Agreement
            dated January 1, 1998, by and among Qwest and Cannon Y. Harvey.*

Exhibit I. Qwest Equity Incentive Plan Non-Qualified Stock Option Agreement dated June 14, 1997, by and among Qwest and Craig D. Slater.*

Exhibit J.  Qwest Equity Incentive Plan Non-Qualified Stock Option Agreement
            dated January 1, 1998, by and among Qwest and Craig D. Slater.*

Exhibit K.  Master Stock Purchase Agreement dated as of May 2, 2001 among
            Anschutz Company, DLJ Cayman Islands, LDC and Donaldson, Lufkin & Jenrette Securities Corporation.

Exhibit L.  Transaction Schedule dated May 2, 2001 by and among Anschutz
            Company, DLJ Cayman Islands, LDC and Donaldson, Lufkin & Jenrette Securities Corporation.

Exhibit M.  Pledge Agreement dated as of May 2, 2001 among Anschutz
            Company, DLJ Cayman Islands, LDC and Wilmington Trust Company.

Exhibit N.  Form of Share Lending Agreement between DLJ Cayman Islands, LDC and Wilmington Trust Company, as agent for Anschutz Company.

Exhibit O.  Letter dated November 20, 2000, from AC to The Anschutz
            Foundation with respect to pledge of shares to The Anschutz Foundation.







* Previously filed with the initial Schedule 13D filed with the Commission on June 2, 2000. **Incorporated by reference to Exhibit 10.3 to Qwest's current report on Form 8-K/A filed April 28, 1999.



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





                                   Signatures


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Pursuant to Rule 13(d)(k), this Amendment No. 1 is being filed jointly on behalf of each of Philip F. Anschutz, Anschutz Company and Anschutz Family Investment Company LLC.

PHILIP F. ANSCHUTZ

By:   /s/ Robert M. Swysgood                May 10, 2001
      Robert M. Swysgood (1)                Date
      Attorney-in-fact



ANSCHUTZ COMPANY

By:   Philip F. Anschutz
      Chairman and Chief Executive Officer

      By:     /s/ Robert M. Swysgood        May 10, 2001
              Robert M. Swysgood (1)        Date
              Attorney-in-fact



ANSCHUTZ FAMILY INVESTMENT COMPANY LLC

      By:  Anschutz Company
           Manager

              By:          Philip F. Anschutz
                           Chairman and Chief Executive Officer

                           By:      /s/ Robert M. Swysgood     May 10, 2001
                                    Robert M. Swysgood (1)     Date
                                    Attorney-in-fact








(1) Philip F. Anschutz executed a power of attorney that authorizes Robert M. Swysgood to sign this Amendment No. 1 to the Schedule 13D on his behalf as an individual and on his behalf as an officer and director of Anschutz Company. A copy of the power of attorney was previously filed as Exhibit B to the initial
Schedule 13D filed with the Commission on June 2, 2000.

EXHIBIT K


                         MASTER STOCK PURCHASE AGREEMENT


                                   dated as of


                                   May 2, 2001




                                      among




                                ANSCHUTZ COMPANY


                             DLJ CAYMAN ISLANDS, LDC


                                       and


              DONALDSON, LUFKIN & JENRETTE SECURITIES CORPORATION,
                                    as Agent

                                TABLE OF CONTENTS

                             ----------------------

                                                                           PAGE

                                    ARTICLE 1
                                   DEFINITIONS

SECTION 1.01.  Definitions....................................................1

                                    ARTICLE 2
                                SALE AND PURCHASE

SECTION 2.01.  Sale and Purchase.............................................10
SECTION 2.02.  Payment for and Delivery of Shares............................10
SECTION 2.03.  Cash Settlement Option........................................12
SECTION 2.04.  Failure to Deliver under Certain Circumstances................12

                                    ARTICLE 3
        ESTABLISHMENT OF TRANSACTIONS AND OF TRANCHES WITHIN TRANSACTIONS

SECTION 3.01.  Establishment of Transactions and of Tranches within
         Transactions........................................................13

                                    ARTICLE 4
                         REPRESENTATIONS AND WARRANTIES

SECTION 4.01.  Representations and Warranties of Seller......................18
SECTION 4.02.  Representations and Warranties of Buyer.......................22

                                    ARTICLE 5
                                   CONDITIONS

SECTION 5.01.  Conditions to the Effectiveness of each Transaction...........24
SECTION 5.02.  Conditions to Buyer's Obligations.............................26

                                    ARTICLE 6
                                    COVENANTS

SECTION 6.01.  Taxes.........................................................26
SECTION 6.02.  Forward Contract..............................................27
SECTION 6.03.  Notices.......................................................27
SECTION 6.04.  Further Assurances............................................28

                                                                           PAGE

SECTION 6.05.  Securities Contract...........................................28
SECTION 6.06.   Consultations in Respect of Borrow...........................29

                                    ARTICLE 7
                                   ADJUSTMENTS

SECTION 7.01.  Dilution Adjustments..........................................29
SECTION 7.02.  Same Common Stock Adjustment Events...........................33
SECTION 7.03.  Adjustments for Distribution Events and Ordinary Spin-Off
         Events..............................................................34
SECTION 7.04.  Adjustments for Merger Events.................................38
SECTION 7.05.  Negotiations in Respect of Extraordinary Spin-off Events......40
SECTION 7.06.  Nationalization and Insolvency................................41
SECTION 7.07.  Termination and Payment.......................................41

                                    ARTICLE 8
                                  ACCELERATION

SECTION 8.01.  Acceleration..................................................42
SECTION 8.02.  Acceleration Amount...........................................46

                                    ARTICLE 9
                                 INDEMNIFICATION

SECTION 9.01.  Indemnification...............................................48

                                   ARTICLE 10
                                  MISCELLANEOUS

SECTION 10.01.  Notices......................................................50
SECTION 10.02.  Governing Law; Severability; Submission to Jurisdiction;
         Waiver of Jury Trial................................................50
SECTION 10.03.  No Condition of Confidentiality..............................51
SECTION 10.04.  Entire Agreement.............................................51
SECTION 10.05.  Amendments, Waivers..........................................51
SECTION 10.06.  No Third Party Rights........................................52
SECTION 10.07.  Counterparts.................................................52
SECTION 10.08.  Assignment...................................................52
SECTION 10.09.  Matters Related to Donaldson, Lufkin & Jenrette
         Securities Corporation as Agent.....................................53
SECTION 10.10.  Matters Related to Donaldson, Lufkin & Jenrette
         Securities Corporation as Calculation Agent.........................53





EXHIBITS

Exhibit A         Form of Transaction Schedule
Exhibit B         Form of Pricing Schedule
Exhibit C         Form of Pledge Agreement
Exhibit D         Form of Share Lending Agreement

                         MASTER STOCK PURCHASE AGREEMENT


         THIS AGREEMENT is made as of this 2nd day of May, 2001 among ANSCHUTZ COMPANY, a Delaware corporation ("Seller"), DLJ CAYMAN ISLANDS, LDC, a Cayman Islands company ("Buyer") and DONALDSON, LUFKIN & JENRETTE SECURITIES CORPORATION, a Delaware corporation (the "Agent"), acting as agent for both Seller and Buyer in arranging and facilitating the transactions contemplated hereunder.

         WHEREAS, Seller owns equity securities of various issuers;

         WHEREAS, Seller and Buyer wish to enter from time to time into forward purchase and sale transactions with respect to certain of such equity securities on the terms set forth herein;

         NOW, THEREFORE, in consideration of their mutual covenants herein contained, the parties hereto, intending to be legally bound, hereby mutually covenant and agree as follows:



                                    ARTICLE 1
                                   DEFINITIONS

         SECTION 1.01. Definitions. As used herein, the following words and phrases shall have the following meanings:

         "Acceleration Amount" has the meaning provided in Section 8.02(c)(ii).

         "Acceleration Amount Notice" has the meaning provided in Section
8.02(d).

         "Acceleration Date" has the meaning provided in Section 8.01(c).

         "Acceleration Price" of any security means the Closing Price of such security on the Trading Day immediately succeeding the Acceleration Date.

         "Acceleration Shares" has the meaning provided in Section 8.02(c)(i).

         "Adjusted Settlement Price Per Share" means, in relation to any Tranche of any Transaction and at any time, the product of (i) the Settlement Price Per Share for such Tranche at such time and (ii) the DAF most recently determined for such Tranche with respect to the last Distribution Event or Spin-off Event, as the case may be, to have occurred prior to such time.

         "Adjustment Payment Date" has the meaning set forth in Section 7.02(b)(i).

         "Agent" has the meaning provided in the first paragraph of this Agreement.

         "Average Hedge Price" has the meaning set forth in Section 3.01(d)(ii)(A).

         "Averaging Date" means, with respect to any Tranche of any Transaction, each Trading Day on which there is no Market Disruption Event during a period commencing on and including the fourth Trading Day next preceding the Maturity Date for such Tranche and ending on and including the Modified Maturity Date for such Tranche.

         "Averaging Settlement Ratio" has the meaning set forth in Section 2.02(b).

         "Bankruptcy Code" has the meaning provided in Section 6.05.

         "Base Amount" has the meaning set forth in Section 3.01(d)(ii)(B).

         "Business Day" means any day on which commercial banks are open for business in New York City and the New York Stock Exchange is not closed.

         "Calculation Agent" means the Agent.

         "Cash Distribution Event" has the meaning set forth in Section 7.01(b)(iii)(A).

         "Cash Settlement Amount" means, with respect to any Tranche of any Transaction, an amount of cash equal to the sum for all the Averaging Dates in such Tranche of (i) the Adjusted Settlement Price Per Share for such Tranche on each such Averaging Date multiplied by (ii) the number of Settlement Shares for such Averaging Date for such Tranche required to be delivered (but for Section 2.03) pursuant to Section 2.02 on the Settlement Date for such Tranche.

         "Cash Settlement Option" has the meaning set forth in Section 2.03.

         "CEA" has the meaning set forth in Section 4.01(j).

         "Closing Price" means, with respect to any security on any Trading Day (the "Valuation Date"), (A) if the Exchange is a national securities exchange, the closing sale price (or, if no closing sale price is reported, the last reported sale price (or, if the closing sale price or the last reported sale price was as of later than 4:00 p.m. (New York time), the market value of such security on the Valuation Date as determined by the Calculation Agent)) of such security on the Exchange on the Valuation Date, or (B) if the Exchange is not a national securities exchange, the average of the last quoted bid and offer prices for such security as reported on the Exchange or in the over-the-counter market as reported by the National Quotation Bureau or similar organization or, if such bid and offer prices are not available or if the last reported quoted bid and offer prices were as of later than 4:00 p.m. (New York time), the market value of such security on the Valuation Date as determined by the Calculation Agent; provided that if there is a Market Disruption Event on any Valuation Date, then the Valuation Date shall be the first succeeding Business Day on which there is no Market Disruption Event, unless there is a Market Disruption Event on each of the five Business Days immediately following the original date that, but for the Market Disruption Event, would have been the Valuation Date, in which case (i) that fifth Business Day shall be deemed to be the Valuation Date, notwithstanding the Market Disruption Event and (ii) the Calculation Agent shall determine the Closing Price as of that fifth Business Day.

         "Collateral Agent", with respect to any Transaction, has the meaning provided in the Pledge Agreement for such Transaction.

         "Commission" means the Securities and Exchange Commission.

         "Common Stock" has the meaning set forth in Section 3.01(d)(i)(A).

         "Company" has the meaning set forth in Section 3.01(d)(i)(B).

         "DAF Treatment Event" has the meaning set forth in Section 7.03(c).

         "Distribution Adjustment Factor" or "DAF" has the meaning set forth in
Section 7.03(e)(i).

         "Distribution Event" has the meaning set forth in Section 7.01(b)(iii).

         "Distribution Events" has the meaning set forth in Section
7.01(b)(iii).

         "Distribution Ratio" has the meaning set forth in Section 7.03(a).

         "Downside Protection Threshold Price" has the meaning set forth in
Section 3.01(d)(ii)(C).

         "Effective Date" has the meaning set forth in Section 3.01(d)(i)(C).

         "Event of Default" means, with respect to Seller or Buyer, as applicable, in respect of any Transaction, each event of default listed under
Section 8.01(a) and Section 8.01(b).

         "Exchange" means, with respect to any Transaction and at any time, the principal national securities exchange or automated quotation system, if any, on which the Common Stock that is the subject of such Transaction is listed or quoted at such time.

         "Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

         "Ex Dividend Date" has the meaning set forth in Section 7.02(b)(ii).

         "Extraordinary Distribution Event" has the meaning set forth in Section 7.03(a).

         "Extraordinary Spin-off Event" has the meaning set forth in Section 7.03(a).

         "Extraordinary Spin-off Event Notice" has the meaning set forth in
Section 7.05.

         "Free Shares"means, with respect to any Transaction, shares of Common Stock that is the subject of such Transaction that are not subject to any Transfer Restrictions in the hands of Seller immediately prior to delivery to Buyer hereunder and would not be subject to any Transfer Restrictions in the hands of Buyer upon delivery to Buyer.

         "Guarantee" has the meaning set forth in Section 8.01(b)(iv).

         "Hedging Activities" has the meaning set forth in Section 8.01(a)(vi).

         "Hedging Period" has the meaning set forth in Section 3.01(b).

         "Hedging Termination Date" has the meaning set forth in Section 3.01(d)(i)(D).

         "Indemnified Person" has the meaning set forth in Section 9.01(a).

         "In-Kind Distribution Event" has the meaning set forth in Section 7.01(b)(iii)(B).

         "Initial Short Position" has the meaning set forth in Section 3.01(d)(ii)(D).

         "Initial Threshold Appreciation Price Multiplier" has the meaning set forth in Section 3.01(d)(i)(E).

         "Insolvency" has the meaning provided in Section 7.06.

         "Investment Company Act" means the Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder.

         "Lien" means any lien, mortgage, security interest, pledge, charge or encumbrance of any kind.

         "Listed Agreements" has the meaning set forth in Section 5.01(g)(v).

         "Losses" has the meaning set forth in Section 9.01(a).

         "Major U.S. Institutional Investor" means either an investment adviser registered with the Commission under Section 203 of the Investment Advisers Act of 1940, as amended, that has total assets under management in excess of $100,000,000, or a U.S. Institutional Investor that has, or has under management, total assets in excess of $100,000,000.

         "Market Cap" has the meaning set forth in Section 7.03(e)(iii).

         "Market Disruption Event" means, with respect to any Tranche of any Transaction, the occurrence or the existence at any time on any day of any suspension of or limitation in trading in the Common Stock that is the subject of such Transaction or in listed options on such Common Stock, if any, (by reason of movements in price exceeding limits permitted by the Exchange or otherwise), if, in the determination of the Calculation Agent, such suspension or limitation is material.

         "Maturity Date" has the meaning set forth in Section 3.01(d)(ii)(E).

         "Maximum Borrow Cost" means, with respect to any Tranche of any Transaction and on a per annum basis, the product of (i) the Maximum Borrow

Cost Spread Trigger for such Transaction, multiplied by (ii) the Base Amount for such Tranche, multiplied by (iii) the Downside Protection Threshold Price for such Tranche, determined as of the Tranche Notice Date for such Tranche.

         "Maximum Borrow Cost Spread Trigger" has the meaning set forth in
Section 3.01(d)(i)(F).

         "Maximum Initial Threshold Appreciation Price Multiplier" has the meaning set forth in Section 3.01(d)(i)(G).

         "Maximum Number of Shares" has the meaning set forth in Section 3.01(d)(i)(H).

         "Merger Date" has the meaning provided in Section 7.01(b)(v).

         "Merger Event" has the meaning provided in Section 7.01(b)(v).

         "Minimum Average Hedge Price" has the meaning set forth in Section 3.01(d)(i)(I).

         "Minimum Initial Threshold Appreciation Price Multiplier" has the meaning set forth in Section 3.01(d)(i)(J).

         "Modified Maturity Date" means (i) the Maturity Date, unless there is a Market Disruption Event on such Maturity Date or on one or more of the four Trading Days immediately preceding such Maturity Date (the total number of such Trading Days (including such Maturity Date) on which a Market Disruption Event occurs, the "Number of Settlement Market Disruption Event Days"), or (ii) if a Market Disruption Event occurs on such Maturity Date or on one or more of the four Trading Days immediately preceding such Maturity Date, then the earlier of
(A) the fifth Trading Day immediately following such Maturity Date or (B) the last of the Trading Days next following such Maturity Date on which a Market Disruption Event does not occur, the total number of which equals the Number of Settlement Market Disruption Event Days.

         "Nationalization" has the meaning provided in Section 7.06.

         "New Company" has the meaning set forth in Section 7.04(a)(i).

         "New Common Stock" has the meaning set forth in Section 7.04(a)(ii).

         "Notice of Default" has the meaning set forth in Section 8.01(c).

         "Option Period Volatility" has the meaning set forth in Section
8.02(b).

         "Ordinary Distribution Event" has the meaning set forth in Section 7.03(a).

         "Ordinary Spin-off Event" has the meaning set forth in Section 7.03(a).

         "Payment Date" has the meaning set forth in Section 3.01(d)(ii)(F).

         "Pledge Agreement" has the meaning set forth in Section 5.01(a).

         "Potential Adjustment Event" has the meaning provided in Section 7.01(b)(i).

         "Pricing Schedule" has the meaning set forth in Section 3.01(c).

         "Purchase Price" has the meaning set forth in Section 3.01(d)(ii)(G).

         "Purchase Price Multiplier" has the meaning set forth in Section 3.01(d)(i)(K).

         "Range of Maturity Dates" has the meaning set forth in Section 3.01(d)(i)(L).

         "Reasonable Terms" has the meaning set forth in Section 8.01(a)(vi).

         "Record Date" has the meaning set forth in Section 7.03(e)(iii).

         "Same Common Stock Adjustment Event" has the meaning set forth in
Section 7.01(b)(ii).

         "Securities Act" means the Securities Act of 1933, as amended.

         "Securities Intermediary", with respect to any Transaction, has the meaning set forth in the Pledge Agreement for such Transaction.

         "Settlement Date" means, with respect to any Tranche of any Transaction, the third Trading Day immediately following the Modified Maturity Date for such Tranche.

         "Settlement Price Per Share" means, in relation to any Tranche of any Transaction and any Averaging Date for such Tranche, (i) in the case of each Averaging Date for such Tranche other than the Modified Maturity Date for such

Tranche, the Closing Price per share of Common Stock that is the subject of such Transaction on such Averaging Date, and (ii) in the case of the Averaging Date for such Tranche that is the Modified Maturity Date for such Tranche, (x) if there is no Market Disruption Event on such Averaging Date for such Tranche and such Averaging Date is the fifth Averaging Date for such Tranche, then the Closing Price per share of such Common Stock on such Averaging Date, or (y) in every other case, the Settlement Price Per Share determined by the Calculation Agent as of such Modified Maturity Date.

         "Settlement Shares" has the meaning set forth in Section 2.02(b).

         "Share-for-Share Merger Adjustments" has the meaning set forth in
Section 7.04(a).

         "Share Lending Agreement" means, with respect to any Transaction, a share lending agreement entered into pursuant to Section 2(e) of the Pledge Agreement for such Transaction and substantially in the form attached as Exhibit D hereto.

         "Specified Terms" has the meaning set forth in Section 10.03.

         "Spin-off Event" has the meaning set forth in Section 7.01(b)(iv).

         "Stock Adjustment Amount" has the meaning set forth in Section 7.02(b)(iii).

         "Tax" has the meaning set forth in Section 6.01.

         "Termination Amount" has the meaning provided in Section 7.07(a).

         "Termination Amount Notice" has the meaning provided in Section
7.07(c).

         "Termination Date" has the meaning provided in Section 7.07(d).

         "Terms of Tranche" has the meaning set forth in Section 3.01(b).

         "Terms of Transaction" has the meaning set forth in Section 3.01(a).

         "Threshold Appreciation Price" has the meaning set forth in Section 3.01(d)(ii)(H).

         "Threshold Appreciation Price Multiplier" has the meaning set forth in
Section 3.01(d)(ii)(I).

         "Trading Day" means, with respect to Common Stock that is the subject of any Transaction, a day on which the Exchange for such Common Stock is open for trading or quotation.

         "Tranche" has the meaning set forth in Section 3.01(a).

         "Tranche Notice Date" has the meaning set forth in Section 3.01(c).

         "Transaction" has the meaning set forth in Section 3.01(a).

         "Transaction Schedule" has the meaning set forth in Section 3.01(a).

         "Transfer Restriction" means, with respect to any share of Common Stock that is the subject of any Transaction or other item of collateral pledged under the Pledge Agreement for such Transaction, any condition to or restriction on the ability of the holder thereof to sell, assign or otherwise transfer such share of Common Stock or other item of collateral or to enforce the provisions thereof or of any document related thereto whether set forth in such item of collateral itself or in any document related thereto, including, without limitation, (i) any requirement that any sale, assignment or other transfer or enforcement of such share of Common Stock or other item of collateral be consented to or approved by any person, including, without limitation, the issuer thereof or any other obligor thereon, (ii) any limitations on the type or status, financial or otherwise, of any purchaser, pledgee, assignee or transferee of such share of Common Stock or other item of collateral, (iii) any requirement of the delivery of any certificate, consent, agreement, opinion of counsel, notice or any other document of any person to the issuer of, any other obligor on or any registrar or transfer agent for, such share of Common Stock or other item of collateral, prior to the sale, pledge, assignment or other transfer or enforcement of such share of Common Stock or other item of collateral and (iv) any registration or qualification requirement or prospectus delivery requirement for such share of Common Stock or other item of collateral pursuant to any federal, state or foreign securities law (including, without limitation, any such requirement arising as a result of Rule 144 or Rule 145 under the Securities Act); provided that the required delivery of any assignment, instruction or entitlement order from the seller, pledgor, assignor or transferor of such share of Common Stock or other item of collateral, together with any evidence of the corporate or other authority of such person, shall not constitute a "Transfer Restriction."

         "U.S. Institutional Investor" means (1) an investment company registered with the Commission under Section 8 of the Investment Company Act;
(2) a bank, savings and loan association, insurance company, business development company, small business investment company, or employee benefit plan described in Rule 501(a)(1) of Regulation D under the Securities Act; (3) a private business development company, as defined in Rule 501(a)(2) of Regulation D under the Securities Act; (4) an organization described in Rule 501(a)(3) of Regulation D under the Securities Act; or (5) a trust described in Rule 501(a)(7) of Regulation D under the Securities Act.

         "Valuation Date" has the meaning provided in the definition of "Closing Price" in Section 1.01.

         "Value of Distribution" has the meaning set forth in Section
7.03(e)(ii).



                                    ARTICLE 2
                                SALE AND PURCHASE

         SECTION 2.01. Sale and Purchase. Upon the terms and subject to the conditions of this Agreement, as amended and supplemented by a Transaction Schedule for a particular Transaction effected hereunder, Seller agrees to sell to Buyer, and Buyer agrees to purchase and acquire from Seller, with respect to such Transaction pursuant to Section 3.01 the number of shares of Common Stock that is the subject of such Transaction in each Tranche established hereunder within such Transaction pursuant to Section 3.01, as determined in accordance with Section 2.02.

         SECTION 2.02. Payment for and Delivery of Shares. (a) Upon the terms and subject to the conditions of this Agreement, as amended and supplemented by a Transaction Schedule for a particular Transaction effected hereunder, Buyer shall deliver to Seller the Purchase Price for each Tranche of such Transaction on the Payment Date for such Tranche in immediately available funds by wire transfer to an account designated by Seller.

          (b) Upon the terms and subject to the conditions of this Agreement, as amended and supplemented by a Transaction Schedule for a particular Transaction effected hereunder, on the Settlement Date for each Tranche of such Transaction, Seller agrees, subject to Section 2.03, to deliver to Buyer a number of Free Shares of Common Stock that is the subject of such Transaction equal to the sum of Settlement Shares for all Averaging Dates for such Tranche.

         "Settlement Shares" means, with respect to any Averaging Date and any Tranche of any Transaction, the product of (i)(x) the Base Amount for such Tranche multiplied by (y) the Averaging Settlement Ratio for such Averaging Date and such Tranche, multiplied by (ii)(x) in the case of each Averaging Date for such Tranche other than the Modified Maturity Date for such Tranche, 1/5, and
(y) in the case of the Averaging Date for such Tranche that is the Modified Maturity Date for such Tranche, (A) if such Averaging Date is the fifth Averaging Date for such Tranche, then 1/5, or (B) in every other case, the product of (a) five minus the number of Averaging Dates for such Tranche (other than the Modified Maturity Date for such Tranche), divided by (b) five, in each case rounded down to the nearest whole number, and cash in an amount equal to the value (based on the Settlement Price Per Share for such Tranche on such Averaging Date) of any fractional share not delivered as a result of such rounding.

         "Averaging Settlement Ratio" with respect to any Averaging Date and any Tranche of any Transaction shall mean:

          (i) if the Adjusted Settlement Price Per Share for such Tranche on such Averaging Date is less than the Threshold Appreciation Price for such Tranche on such Averaging Date but greater than the Downside Protection Threshold Price for such Tranche on such Averaging Date, a ratio (rounded upward or downward to the nearest 1/10,000th or, if there is not a nearest 1/10,000th, to the next lower 1/10,000th) equal to the Downside Protection Threshold Price for such Tranche on such Averaging Date divided by the Adjusted Settlement Price Per Share for such Tranche on such Averaging Date;

         (ii) if the Adjusted Settlement Price Per Share for such Tranche on such Averaging Date is equal to or greater than the Threshold Appreciation Price for such Tranche on such Averaging Date, a ratio (rounded upward or downward to the nearest 1/10,000th or, if there is not a nearest 1/10,000th, to the next lower 1/10,000th) equal to the quotient of (A) the difference between (1) the sum of (x) the Downside Protection Threshold Price for such Tranche on such Averaging Date and
         (y) the Adjusted Settlement Price Per Share for such Tranche on such Averaging Date minus (2) the Threshold Appreciation Price for such Tranche on such Averaging Date divided by (B) the Adjusted Settlement Price Per Share for such Tranche on such Averaging Date; and

        (iii) if the Adjusted Settlement Price Per Share for such Tranche on such Averaging Date is equal to or less than the Downside Protection Threshold Price for such Tranche on such Averaging Date, one (1).

         SECTION 2.03. Cash Settlement Option. Seller may, upon written notice delivered to Buyer at least 30 Trading Days prior to the Maturity Date for any Tranche of any Transaction, elect (the "Cash Settlement Option") to deliver the Cash Settlement Amount for such Tranche to Buyer on the Settlement Date for such Tranche by wire transfer of immediately available funds to an account designated by Buyer, in lieu of the shares of Common Stock that is the subject of such Transaction to be delivered on such Settlement Date pursuant to Section 2.02(b).

         SECTION 2.04.  Failure to Deliver under Certain Circumstances.  If:

          (x) by 10:00 A.M., New York City time on the Settlement Date for any Tranche of any Transaction, Seller has not otherwise effected delivery of Common Stock that is the subject of such Transaction pursuant to
         Section 2.02(b) or delivered cash in lieu thereof pursuant to Section 2.03; and

          (y) the Collateral Agent for such Transaction then holds as collateral under the Pledge Agreement for such Transaction in respect of such Tranche a number of Free Shares of Common Stock that is the subject of such Transaction at least equal to the number thereof required to be so delivered on such Settlement Date, then (i) notwithstanding any notice by Seller to the contrary pursuant to
Section 2.03, Seller shall be deemed not to have elected to deliver cash in lieu of such Free Shares, and (ii) the delivery required by Section 2.02(b) shall be effected by delivery by the Collateral Agent for such Transaction to Buyer of such Free Shares then held by the Collateral Agent for such Transaction as collateral under the Pledge Agreement for such Transaction; provided that, notwithstanding the foregoing and without limiting the generality of Section 8.01, if Seller gives notice of its election to deliver cash with respect to any Tranche of any Transaction on the Settlement Date for such Tranche pursuant to
Section 2.03 and fails to deliver the Cash Settlement Amount for such Tranche on such Settlement Date as required by Section 2.03, Seller shall be in breach of this Agreement, as amended and supplemented by the Transaction Schedule for such Transaction, and shall be liable to Buyer for any losses incurred by Buyer as a result of such breach, including without limitation losses incurred in connection with any decrease in the Closing Price of the Common Stock that is the subject of such Transaction subsequent to each of the Averaging Days used to determine the Settlement Price Per Share for such Tranche.

                                    ARTICLE 3
        ESTABLISHMENT OF TRANSACTIONS AND OF TRANCHES WITHIN TRANSACTIONS

         SECTION 3.01. Establishment of Transactions and of Tranches within Transactions. (a) From time to time, Buyer and Seller may enter into a forward purchase and sale transaction hereunder (each, a "Transaction"), each of which may be effected in one or more tranches (each, a "Tranche"), by executing a transaction schedule substantially in the form of Exhibit A hereto (a "Transaction Schedule") specifying for such Transaction the Common Stock, the Company, the Effective Date, the Hedging Termination Date, the Initial Threshold Appreciation Price Multiplier, the Maximum Borrow Cost Spread Trigger, the Maximum Number of Shares, the Minimum Average Hedge Price, the Purchase Price Multiplier, the Range of Maturity Dates and any other terms of such Transaction as Buyer and Seller may agree (collectively, the "Terms of Transaction"). Each such Transaction Schedule will amend and supplement and form a part of this Agreement. All Terms of Transaction set forth in a Transaction Schedule shall become effective with respect to the related Transaction on the Effective Date for such Transaction for all purposes hereunder and the parties shall be bound thereby. In the event of any inconsistency between any Transaction Schedule and this Agreement with respect to any Transaction, such Transaction Schedule will prevail for the purpose of such Transaction.

          (b) Each Transaction under this Agreement may be effected in one or more Tranches with respect to the sum of Base Amounts of Common Stock that is the subject of such Transaction not exceeding the Maximum Number of Shares for such Transaction. Buyer shall determine for each Tranche of each Transaction, the Base Amount, the Purchase Price, the Payment Date, the Average Hedge Price, the Downside Protection Threshold Price, the Threshold Appreciation Price and the Maturity Date (collectively, the "Terms of Tranche") based on the amounts, prices and dates at which it (or its affiliate) effects short sales of shares of Common Stock that is the subject of such Transaction in establishing Buyer's Initial Short Position with respect to such Tranche during a period of time when such short sales are effected (the "Hedging Period") prior to the Hedging Termination Date for such Transaction and otherwise in accordance with the respective formulas for such Terms of Tranche set forth in Section 3.01(d)(ii) below; provided that:

                       (A) it is understood and acknowledged that in order to
                  hedge its exposure with respect to any Tranche of any Transaction, in addition to such initial short sales, Buyer (or its affiliate) may from time to time effect for its own account purchases, long sales or short sales of shares of Common Stock that is the subject of such Transaction or options or other derivatives in respect thereof (or combinations of such transactions);

                       (B) notwithstanding the foregoing, Buyer may refuse to
                  commence any short sales of shares of Common Stock that is the subject of any Transaction in connection with the establishment of any Tranche within such Transaction or it may stop any further short sales of shares of Common Stock that is the subject of any Transaction in connection with the establishment of any Tranche within such Transaction at any time, if it determines, in its sole discretion, that effecting such short sales would not be advisable or appropriate at such time and promptly notifies Seller to that effect; and

                       (C) if at any time after the Effective Date for any
                  Transaction Seller comes into the possession of any material non- public information regarding the Company for such Transaction, Seller shall immediately notify Buyer that it cannot make the representation and warranty set forth in
                  Section 4.01(l) and it shall direct Buyer to immediately stop any further short sales of the Common Stock that is the subject of such Transaction.

          (c) Within seven Business Days after the Initial Short Position with respect to any Tranche of any Transaction has been established, Buyer shall deliver to Seller a pricing schedule (a "Pricing Schedule"), setting forth the Terms of Tranche for such Tranche. Each date of delivery of a Pricing Schedule shall be referred to as a "Tranche Notice Date" with respect to a Tranche to which such Pricing Schedule relates. Absent manifest error, all Terms of Tranche set forth in a Pricing Schedule shall be effective with respect to the related Tranche for all purposes hereunder and the parties shall be bound thereby.

          (d) Related Definitions. As used herein, the following words and phrases shall have the following meanings:

          (i)   Terms of Transaction:

                       (A) "Common Stock" means, with respect to any Transaction
                  and as specified in the related Transaction Schedule, the equity security that is designated as being the subject of such Transaction (or security entitlements in respect thereof), as modified in accordance with Article 7.

                       (B) "Company" means, with respect to any Transaction and
                  as specified in the related Transaction Schedule, the issuer of the Common Stock that is the subject of such Transaction, as modified in accordance with Article 7.

                       (C) "Effective Date" means, with respect to any
                  Transaction and as specified in the related Transaction Schedule, the later of (x) the date designated as such for such Transaction or (y) such subsequent date on which all the conditions to the effectiveness of such Transaction set forth in Section 5.01 are either satisfied or waived.

                       (D) "Hedging Termination Date" means, with respect to any
                  Transaction and as specified in the related Transaction Schedule, the date designated as such for such Transaction.

                       (E) "Initial Threshold Appreciation Price Multiplier"
                  means, with respect to any Transaction and as specified in the related Transaction Schedule, the number designated as such for such Transaction.

                       (F) "Maximum Borrow Cost Spread Trigger" means, with
                  respect to any Transaction and as specified in the related Transaction Schedule, the number of basis points designated as such for such Transaction.

                       (G) "Maximum Initial Threshold Appreciation Price
                  Multiplier" means, with respect to any Transaction and as specified in the related Transaction Schedule, the number designated as such for such Transaction which shall be a higher number than the Initial Threshold Appreciation Price Multiplier for such Transaction.

                       (H) "Maximum Number of Shares" means, with respect to any
                  Transaction and as specified in the related Transaction Schedule, the number of shares of Common Stock that is the subject of such Transaction designated as such for such Transaction, as such number may be adjusted on account of any Potential Adjustment Event for such Transaction in accordance with Article 7.

                       (I) "Minimum Average Hedge Price" means, with respect to any Transaction and as specified in the related

                  Transaction Schedule, the U.S. dollar amount designated as such for such Transaction.

                       (J) "Minimum Initial Threshold Appreciation Price
                  Multiplier" means, with respect to any Transaction and as specified in the related Transaction Schedule, the number designated as such for such Transaction which shall be a lower number than the Initial Threshold Appreciation Price Multiplier for such Transaction.

                       (K) "Purchase Price Multiplier" means, with respect to
                  any Transaction and as specified in the related Transaction Schedule, the number designated as such for such Transaction.

                       (L) "Range of Maturity Dates" means, with respect to any
                  Transaction and as specified in the related Transaction Schedule, the period of time designated as such for such Transaction.

         (ii)   Terms of Tranche:

                       (A) "Average Hedge Price" means, with respect to any
                  Tranche of any Transaction and as set forth in the related Pricing Schedule, the volume weighted average of the per share prices at which Buyer (or an affiliate of Buyer) sells short shares of Common Stock that is the subject of such Transaction in establishing Buyer's Initial Short Position with respect to such Tranche; provided that the Average Hedge Price for such Tranche and all the previously established Tranches within such Transaction shall not be less than the Minimum Average Hedge Price for such Transaction.

                       (B) "Base Amount" means, with respect to any Tranche of
                  any Transaction and as set forth in the related Pricing Schedule, the number of shares of Common Stock that is the subject of such Tranche, as adjusted on account of any Potential Adjustment Event for such Transaction in accordance with the provisions of Article 7.

                       (C) "Downside Protection Threshold Price" means, with
                  respect to any Tranche of any Transaction and as set forth in the related Pricing Schedule, the Average Hedge Price for such Tranche, as adjusted on account of any Potential Adjustment Event for such Transaction in accordance with the provisions of Article 7.

                       (D) "Initial Short Position" means, with respect to any
                  Tranche of any Transaction, the number of shares of Common Stock that is the subject of such Transaction that Buyer (or an affiliate of Buyer) sells short on or after the Effective Date for such Transaction and on or before the Hedging Termination Date for such Transaction to establish its initial hedge of the price and market risk undertaken by Buyer in respect of such Tranche.

                       (E) "Maturity Date" means, with respect to any Tranche of
                  any Transaction and as set forth in the related Pricing Schedule, a date designated as the Maturity Date for such Tranche, which shall be a date falling within the Range of Maturity Dates for such Transaction.

                       (F) "Payment Date" means, with respect to any Tranche of
                  any Transaction and as set forth in the related Pricing Schedule, the date which is three Business Days immediately following the Tranche Notice Date for such Tranche and on which Buyer is obligated to pay the Purchase Price with respect to such Tranche pursuant to Section 2.02(a).

                       (G) "Purchase Price" means, with respect to any Tranche
                  of any Transaction and as set forth in the related Pricing Schedule, BA ~ x ~AHP ~ x ~ PPM where,

                  BA     =  the Base Amount for such Tranche;
                  AHP    =  the Average Hedge Price for such Tranche; and
                  PPM    =  the Purchase Price Multiplier for such Transaction.

                       (H) "Threshold Appreciation Price" means, with respect to
                  any Tranche of any Transaction and at any time, (i) the Downside Protection Threshold Price for such Tranche multiplied by (ii) the Threshold Appreciation Price Multiplier for such Tranche at such time.

                       (I) "Threshold Appreciation Price Multiplier" means, with
                  respect to any Tranche of any Transaction at any time, the Initial Threshold Appreciation Price Multiplier for such Transaction, as adjusted in accordance with Section 7.04(b), subject to the proviso thereto.


                                    ARTICLE 4
                         REPRESENTATIONS AND WARRANTIES

         SECTION 4.01. Representations and Warranties of Seller. Seller represents and warrants to Buyer as of date hereof without reference to any Transaction, and as of the Effective Date for each Transaction effected hereunder with respect to such Transaction, that:

          (a) Seller has been duly incorporated and is validly existing as a corporation in good standing under the laws of the State of Delaware.

          (b) Seller has all corporate power to enter into this Agreement, as amended and supplemented by the Transaction Schedule for such Transaction, the Pledge Agreement for such Transaction and the Share Lending Agreement for such Transaction, and to consummate the transactions contemplated hereby and thereby. Each of this Agreement, as amended and supplemented by the Transaction Schedule for such Transaction, the Pledge Agreement for such Transaction and the Share Lending Agreement for such Transaction, has been duly authorized and validly executed and delivered by Seller and constitutes a valid and legally binding obligation of Seller enforceable against Seller in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally and to general equitable principles.

          (c) The execution and delivery by Seller of, and the compliance by Seller with all of the provisions of, this Agreement, as amended and supplemented by the Transaction Schedule for such Transaction, the Pledge Agreement for such Transaction and the Share Lending Agreement for such Transaction, and the consummation of the transactions herein and therein contemplated will not (i) conflict with or result in a breach of any of the terms or provisions of, or constitute a default under, any indenture, mortgage, deed of trust, loan agreement, or any other agreement or instrument to which Seller is a party or by which Seller is bound or to which any of the property or assets of Seller is subject, nor will such action result in any violation of the constitutive documents of Seller, or any provisions of applicable law or regulations (it being understood that no representation or warranty is made with respect to whether the hedging transactions of Buyer contemplated hereby will violate any provision of the Securities Act) or any judgment, order or rule of any court or governmental agency or body having jurisdiction over Seller or any of its properties or (ii) require any consent, approval, authorization or order of, or filing or qualification with, any governmental body, agency, official, self-regulatory organization or court or other tribunal, whether foreign or domestic.

          (d) Seller is acting for its own account, and has made its own independent decision to enter into this Agreement, as amended and supplemented by the Transaction Schedule for such Transaction, the Pledge Agreement for such Transaction, and the Share Lending Agreement for such Transaction, and as to whether this Agreement, as amended and supplemented by the Transaction Schedule for such Transaction, the Pledge Agreement for such Transaction, and the Share Lending Agreement for such Transaction are appropriate or proper for it based upon its own judgment and upon advice of such advisors as it deems necessary. Seller acknowledges and agrees that it is not relying, and has not relied, upon any communication (written or oral) of Buyer, Agent or any other affiliate of Buyer with respect to the legal, accounting, tax or other implications of this Agreement, as amended and supplemented by the Transaction Schedule for such Transaction, the Pledge Agreement for such Transaction, or the Share Lending Agreement for such Transaction and that it has conducted its own analysis of the legal, accounting, tax and other implications hereof and thereof; it being understood that information and explanations related to the terms and conditions of this Agreement, as amended and supplemented by the Transaction Schedule for such Transaction, the Pledge Agreement for such Transaction, or the Share Lending Agreement for such Transaction shall not be considered investment advice or a recommendation to enter into this Agreement, as amended and supplemented by the Transaction Schedule for such Transaction, the Pledge Agreement for such Transaction, or the Share Lending Agreement for such Transaction.

          (e) Seller is entering into this Agreement, as amended and supplemented by the Transaction Schedule for such Transaction, the Pledge Agreement for such Transaction, and the Share Lending Agreement for such Transaction with a full understanding of all of the terms and risks hereof and thereof (economic and otherwise) and is capable of evaluating and understanding (on its own behalf or through independent professional advice), and understands and accepts, the terms, conditions and risks. Seller is also capable of assuming (financially and otherwise), and assumes, those risks.

          (f) Seller acknowledges that none of Buyer, Agent or any other affiliate of Buyer is acting as a fiduciary for or an advisor to Seller in respect of this Agreement, as amended and supplemented by the Transaction Schedule for such Transaction, the Pledge Agreement for such Transaction, or the

Share Lending Agreement for such Transaction.

          (g) Seller has a valid business purpose for entering into this Agreement, as amended and supplemented by the Transaction Schedule for such Transaction, and the transaction contemplated hereby is consistent with Seller's overall investment strategy. Seller currently expects that it will not elect to deliver cash in lieu of Common Stock that is the subject of such Transaction on a Settlement Date for any Tranche within such Transaction pursuant to Section 2.03.

          (h) To the best of the Seller's knowledge after due inquiry, such Transaction will not violate any corporate policy of the Company for such Transaction or other rules or regulations of such Company applicable to Seller.

          (i) Seller is not and, after giving effect to each Tranche within such Transaction and the application of the proceeds of each Tranche within such Transaction, will not be required to be registered as an "investment company," as such term is defined in the Investment Company Act.

         (j) Seller is an "eligible contract participant" (as such term is defined in Section 1(a)(12) of the Commodity Exchange Act, as amended (the "CEA")) because one or more of the following is true:
                        (A) Seller has total assets in excess of $10,000,000;

                        (B) the obligations of Seller hereunder are guaranteed,
                  or otherwise supported by a letter of credit or keepwell, support or other agreement, by an entity of the type described in Section 1a (12) (A) (i) through (iv), 1a (12) (A) (v) (I), 1a (12) (A) (vii) or 1a (12) (C) of the CEA; or

                       (C) Seller has a net worth in excess of $1,000,000 and
                  has entered into this Agreement in connection with the conduct of Seller's business or to manage the risk associated with an asset or liability owned or incurred or reasonably likely to be owned or incurred by Seller in the conduct of Seller's business.

          (k) Delivery of shares of Common Stock that is the subject of such Transaction by Seller pursuant to this Agreement, as amended and supplemented by the Transaction Schedule for such Transaction, will pass to Buyer title to such shares free and clear of any Liens, except for those created pursuant to the Pledge Agreement for such Transaction.

          (l) Seller is not on the Effective Date for such Transaction, and will not become at any time prior to the Settlement Date for the last Tranche of such Transaction, an "affiliate" (within the meaning of Rule 144 of the Securities
Act) of the Company for such Transaction. Seller is not on the Effective Date for such Transaction, and will not be at any time during any Hedging Period for such Transaction, in possession of any material nonpublic information regarding the Company for such Transaction.

          (m)   At least one of the following is true:

              (1)     Seller is a U.S. Institutional Investor; or

              (2)     Seller is a Major U.S. Institutional Investor; or

              (3) Seller is a Qualified Institutional Buyer as defined in Rule 144A under the Securities Act; or

              (4) Seller has granted a power-of-attorney to, or has appointed as trustee, in either case with full power and authority on a discretionary basis to enter on its behalf into this Agreement, as amended and supplemented by the Transaction Schedule for such Transaction, the Pledge Agreement for such Transaction and the Share Lending Agreement for such Transaction, an advisor that is a U.S. Institutional Investor and the Seller has specifically granted to such advisor the power and authority on its behalf to sign this Agreement, as amended and supplemented by the Transaction Schedule for such Transaction, the Pledge Agreement for such Transaction and the Share Lending Agreement for such Transaction; or

              (5) Seller has granted a power-of-attorney to, or has appointed as trustee, in either case with full power and authority on a discretionary basis to enter on its behalf into this Agreement, as amended and supplemented by the Transaction Schedule for such Transaction, the Pledge Agreement for such Transaction and the Share Lending Agreement for such Transaction, an advisor that is a Major U.S. Institutional Investor and the Seller has specifically granted to such advisor the power and authority to sign on its behalf this Agreement, as amended and supplemented by the Transaction Schedule for such Transaction, the Pledge Agreement for such Transaction and the Share Lending Agreement for such Transaction; or

              (6) Seller has granted a power-of-attorney with full power and authority on a discretionary basis to enter on its behalf into this Agreement, as amended and supplemented by the Transaction Schedule for such Transaction, the Pledge Agreement for such Transaction, and the Share Lending Agreement for such Transaction an advisor that has in excess of $100,000,000 worth of unleveraged assets under management and Seller has specifically granted to such advisor the power and authority to sign on its behalf this Agreement, as amended and supplemented by the Transaction Schedule for such Transaction, the Pledge Agreement for such Transaction and the Share Lending Agreement for such Transaction; or

              (7) Seller is the beneficial owner of unleveraged assets in excess of 5,000,000.

         SECTION 4.02. Representations and Warranties of Buyer. Buyer represents and warrants to Seller as of date hereof without reference to any Transaction, and as of the Effective Date for each Transaction effected hereunder with respect to such Transaction, as follows:

          (a) Buyer has been duly incorporated and is validly existing as a corporation in good standing under the laws of the Cayman Islands.

          (b) Buyer has all corporate power to enter into this Agreement, as amended and supplemented by the Transaction Schedule for such Transaction, the Pledge Agreement for such Transaction and the Share Lending Agreement for such Transaction, and to consummate the transactions contemplated hereby and thereby. Each of this Agreement, as amended and supplemented by the Transaction Schedule for such Transaction, the Pledge Agreement for such Transaction and the Share Lending Agreement for such Transaction, has been duly authorized and validly executed and delivered by Buyer and constitutes a valid and legally binding obligation of Buyer enforceable against Buyer in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally and to general equitable principles.

          (c) The execution and delivery by Buyer of, and the compliance by Buyer with all of the provisions of, this Agreement, as amended and supplemented by the Transaction Schedule for such Transaction, the Pledge Agreement for such Transaction and the Share Lending Agreement for such Transaction, and the consummation of the transactions herein and therein contemplated will not (i) conflict with or result in a breach of any of the terms or provisions of, or constitute a default under, any indenture, mortgage, deed of trust, loan agreement, or any other agreement or instrument to which Seller is a party or by which Seller is bound or to which any of the property or assets of Buyer is subject, nor will such action result in any violation of the constitutive documents of Buyer, or any provisions of applicable law or regulations (it being understood that no representation or warranty is made with respect to whether the hedging transactions of Buyer contemplated hereby will violate any provision of the Securities Act) or any judgment order or rule of any court or governmental agency or body having jurisdiction over Buyer or any of its properties or (ii) require any consent, approval, authorization or order of, or filing or qualification with, any governmental body, agency, official, self-regulatory organization or court or other tribunal, whether foreign or domestic.

          (d) Buyer is acting for its own account, and has made its own independent decision to enter into this Agreement, as amended and supplemented by the Transaction Schedule for such Transaction, the Pledge Agreement for such Transaction, and the Share Lending Agreement for such Transaction.

          (e) Buyer is entering into this Agreement, as amended and supplemented by the Transaction Schedule for such Transaction, the Pledge Agreement for such Transaction, and the Share Lending Agreement for such Transaction with a full understanding of all of the terms and risks hereof and thereof (economic and otherwise) and is capable of evaluating and understanding (on its own behalf or through independent professional advice), and understands and accepts, the terms, conditions and risks. Buyer is also capable of assuming (financially and otherwise), and assumes, those risks.

          (f) Buyer acknowledges that neither Seller nor any affiliate of Seller is acting as a fiduciary for or an advisor to Buyer in respect of this Agreement, as amended and supplemented by the Transaction Schedule for such Transaction, the Pledge Agreement for such Transaction, or the Share Lending Agreement for such Transaction.

         (g) Buyer is an "eligible contract participant" (as such term is defined in Section 1(a)(12) of the CEA).

                                    ARTICLE 5
                                   CONDITIONS

         SECTION 5.01. Conditions to the Effectiveness of each Transaction. Each Transaction entered into under this Agreement pursuant to Section 3.01(a) shall become effective upon satisfaction of each of the following conditions:

          (a) The Pledge Agreement in the form attached as Exhibit C hereto (the "Pledge Agreement") shall have been executed by the parties thereto with respect to such Transaction.

          (b) The representations and warranties of each of Seller and Buyer contained in Article 4 and in the Pledge Agreement for such Transaction shall be true and correct with respect to such Transaction as of the Effective Date for such Transaction.

          (c) Each of Seller and Buyer shall have performed all of the covenants and obligations to be performed by it hereunder and under the Pledge Agreement for such Transaction on or prior to the Effective Date for such Transaction.

          (d) Seller shall have delivered to the Collateral Agent for such Transaction the Maximum Number of Shares of Common Stock that is the subject of such Transaction as of the Effective Date for such Transaction in accordance with the Pledge Agreement for such Transaction.

          (e) The UCC-1 financing statements in the form attached as Exhibit A to the Pledge Agreement for such Transaction shall have been filed in each Location listed on Exhibit B to the Pledge Agreement for such Transaction on or prior to the Effective Date for such Transaction.

          (f) No Event of Default, or an event or condition which, with the giving of notice, passage of time, or both, would have constituted an Event of Default, shall have occurred and be continuing.

          (g) Buyer shall have received on the Effective Date for such Transaction an opinion (in form and substance satisfactory to Buyer and its counsel), dated as of the Effective Date for such Transaction, of Holme Roberts & Owen LLP, counsel for Seller, to the effect that:

          (i) Seller has been duly incorporated and is validly existing as a corporation in good standing under the laws of the state of Delaware, with full power and authority (corporate and other) to enter into and perform its obligations under this Agreement, as amended and supplemented by the

         Transaction Schedule for such Transaction, the Pledge Agreement for such Transaction and the Share Lending Agreement for such Transaction and the execution, delivery and performance by Seller of this Agreement, as amended and supplemented by the Transaction Schedule for such Transaction, the Pledge Agreement for such Transaction and the Share Lending Agreement for such Transaction have been duly authorized by all necessary corporate action on the part of Seller.

         (ii) This Agreement, as amended and supplemented by the Transaction Schedule for such Transaction has been duly and validly executed and delivered by Seller and constitutes a valid and binding obligation of Seller, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally and to general equitable principles.

        (iii) The Pledge Agreement for such Transaction has been duly and validly executed and delivered by Seller and constitutes a valid and binding obligation of Seller enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally and to general equitable principles.

         (iv) When it is duly and validly executed by the Collateral Agent for such Transaction in its capacity as agent of Seller thereunder, the Share Lending Agreement for such Transaction will have been duly and validly executed and delivered on behalf of Seller and will constitute a valid and binding obligation of Seller enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally and to general equitable principles.

          (v) The execution and delivery by Seller of, and the compliance by Seller with all of the provisions of, this Agreement, as amended and supplemented by the Transaction Schedule for such Transaction, the Pledge Agreement for such Transaction, and the Share Lending Agreement for such Transaction and the consummation of the transactions herein and therein contemplated will not conflict with or result in a breach of any of the terms or provisions of, or constitute a default under, any Listed Agreement for such Transaction (for purposes of this Section 5.01(g)(v), "Listed Agreements" means, in relation to any Transaction, the constitutive documents of Seller, and any indenture, loan agreement and any other agreement or instrument to which Seller is a party or by which Seller is bound or to which any of the property or assets of Seller is subject which may be affected by the disposition of the Common Stock for such

         Transaction, as represented to such counsel in a certificate of an authorized officer of Seller).

         SECTION 5.02. Conditions to Buyer's Obligations. Without limiting the generality of Section 5.01, the obligation of Buyer to deliver the Purchase Price for each Tranche within any Transaction on the Payment Date for such Tranche is subject to the satisfaction of each of the following conditions:

          (a) The representations and warranties of Seller contained in Section
4.01 and in the Pledge Agreement for such Transaction shall be true and correct with respect to such Transaction as of such Payment Date.

          (b) Seller shall have performed all of the covenants and obligations to be performed by it hereunder and under the Pledge Agreement for such Transaction on or prior to such Payment Date.

          (c) No Event of Default with respect to Seller, or an event or condition which, with the giving of notice, passage of time, or both, would have constituted an Event of Default, shall have occurred and be continuing.



                                    ARTICLE 6
                                    COVENANTS

         SECTION 6.01. Taxes. Seller shall pay any and all documentary, stamp, transfer or similar taxes and charges that may be payable in respect of the entry into this Agreement and any Transaction hereunder and the transfer and delivery of Common Stock that is the subject of any Transaction pursuant hereto. Buyer and Seller each agrees to make all payments in respect of this Agreement and any Transaction hereunder free and clear of, and without withholding or deduction for, or on account of, any present or future taxes, duties, fines, penalties, assessments or other governmental charges of whatsoever nature (or interest on any taxes, duties, fines, penalties, assessments or other governmental charges of whatsoever nature) imposed, levied, collected, withheld or assessed by, within or on behalf of (a) the United States or any political subdivision or governmental authority thereof or therein having power to tax or
(b) any jurisdiction from or through which payment under this Agreement and any Transaction hereunder is made by the Buyer or Seller, or any political subdivision or governmental authority thereof or therein having power to tax ("Tax"). In the event such withholding or deduction is imposed, Buyer or Seller, as applicable, agrees to indemnify the other party for the full amount of such withholding or deduction, as well as any liability (including penalties, interest and expenses) arising therefrom or with respect thereto. Each party shall promptly deliver to the other party, upon reasonable demand by such other party, such form, certification, documentation, or other information as may be necessary, in order to allow the other party to make a payment under this Agreement without any withholding or deduction for or on account of any Tax. Notwithstanding the foregoing, it is understood and agreed by the parties hereto that Buyer shall not be subject to the second and third sentences of this Section 6.01 in respect of any payments of Purchase Price hereunder.

         SECTION 6.02. Forward Contract. Seller hereby agrees that: (i) it will not treat this Agreement, any Transaction hereunder or any Tranche thereunder, any portion of this Agreement, any Transaction hereunder or any Tranche thereunder, or any obligation hereunder or thereunder, as giving rise to any interest income or other inclusions of ordinary income; (ii) it will not treat the delivery of any portion of the shares of Common Stock that is the subject of any Transaction or cash to be delivered pursuant to this Agreement, as amended and supplemented by the Transaction Schedule for any Transaction, as the payment of interest or ordinary income; (iii) it will treat each Transaction hereunder in its entirety as a forward contract for the delivery of shares of Common Stock that is the subject of such Transaction or cash; and (iv) it will not take any action (including filing any tax return or form or taking any position in any tax proceeding) that is inconsistent with the obligations contained in (i) through (iii). Notwithstanding the preceding sentence, Seller may take any action or position (a) required by law, provided that Seller delivers to Buyer an unqualified opinion of counsel, nationally recognized as expert in Federal tax matters and acceptable to Buyer, to the effect that such action or position is required by a statutory change or a Treasury regulation or applicable court decision published after the date of this Agreement or (b) provided that the taking of such action or position does not have an adverse effect on Buyer. Buyer agrees to take no action for U.S. federal income tax information reporting purposes that is inconsistent with the treatment of this Agreement, any Transaction hereunder or any Tranche thereunder as a forward contract.

         SECTION 6.03. Notices. (a) Seller or Buyer, as applicable, will cause to be delivered to the other party, as soon as reasonably practicable under the circumstances following the occurrence of any Event of Default hereunder or under the Pledge Agreement for any Transaction, or upon Seller obtaining knowledge that any of the conditions or events described in paragraph 8.01(a)(i) or 8.01(a)(ii) shall have occurred with respect to Seller, or upon Buyer obtaining knowledge that any of the conditions or events described in paragraph 8.01(b)(v) shall have occurred with respect to Buyer, notice of such occurrence; and

                (b) Seller will cause to be delivered to Buyer, in case at any time Seller receives notice or obtains knowledge, that any Potential Adjustment Event with respect to any Transaction or any Nationalization or Insolvency with respect to the Company for any Transaction shall have occurred or be pending, then Seller shall promptly cause to be delivered to Buyer a notice identifying such event and stating, if known to Seller, the date on which such event occurred or is to occur and, if applicable, the record date relating to such event. Seller shall cause further notices to be delivered to Buyer if Seller shall subsequently receive notice or shall obtain knowledge of any further or revised information regarding the terms or timing of such event or any record date relating thereto.

          (c) The Calculation Agent shall cause to be delivered to Seller and Buyer, as soon as reasonably practicable under the circumstances, a notice of the existence of a Market Disruption Event on any day that, but for the occurrence or existence of a Market Disruption Event, would have been an Averaging Date or the Maturity Date. For the avoidance of doubt, the parties agree and acknowledge that, notwithstanding any provisions herein to the contrary, any failure by the Calculation Agent to deliver such notice at any time shall not constitute an Event of Default.

         SECTION 6.04. Further Assurances. From time to time, each of the parties hereto shall use its reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper and advisable to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement and each Transaction hereunder in accordance with the terms and conditions hereof and thereof , including (i) using reasonable efforts to remove any legal impediment to the consummation of such transactions and (ii) the execution and delivery of all such deeds, agreements, assignments and further instruments of transfer and conveyance necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement and each Transaction hereunder in accordance with the terms and conditions hereof and thereof.

         SECTION 6.05. Securities Contract. The parties hereto acknowledge and agree that Buyer is a "stockbroker" within the meaning of Section 101(53A) of Title 11 of the United States Code (the "Bankruptcy Code") and that each of the Collateral Agent for each Transaction and the Securities Intermediary for each Transaction is a "financial institution" within the meaning of Section 101(22) of the Bankruptcy Code, that each of such Collateral Agent and such Securities Intermediary is acting as agent and custodian for Buyer in connection with this Agreement and that Buyer is a "customer" of each of such Collateral Agent and such Securities Intermediary within the meaning of Section 741(2) of the Bankruptcy Code. The parties hereto further acknowledge and agree that this Agreement is a "securities contract," as such term is defined in Section 741(7) of the Bankruptcy Code, and the parties hereto are entitled to the protections afforded by, among other Sections, Sections 362(b)(6) and 555 of the Bankruptcy Code.

         SECTION 6.06. Consultations in Respect of Borrow. If Buyer determines, at any time, that existing or anticipated market conditions may result in its inability to borrow shares of Common Stock that is the subject of any Transaction to hedge its price and market risk with respect to any Tranche within such Transaction at a reasonable cost, then Buyer shall consult with Seller with a view to identifying possible borrowing alternatives.



                                    ARTICLE 7
                                   ADJUSTMENTS

         SECTION 7.01. Dilution Adjustments. (a) Following the declaration by the Company for any Transaction of the terms of any Potential Adjustment Event, the Calculation Agent shall determine whether such Potential Adjustment Event:

          (i) is a Same Common Stock Adjustment Event, in which case the Calculation Agent shall make the adjustments with respect to such Transaction in accordance with Section 7.02 below;

         (ii) is a Distribution Event, in which case the Calculation Agent shall make the adjustments with respect to such Transaction in accordance with Section 7.03 below or Buyer may terminate any Tranche of such Transaction in accordance with Section 7.07 below, as the case may be;

        (iii) is a Spin-off Event, in which case the Calculation Agent shall make the adjustments with respect to such Transaction in accordance with Section 7.03 below or the parties shall negotiate in good faith in accordance with Section 7.05 below, but Buyer may terminate any Tranche of such Transaction pursuant to Section 7.07 below if it determines, in its sole discretion, that such negotiations are unlikely to succeed, as the case may be;

         (iv) is a Merger Event, in which case the Calculation Agent shall make the adjustments, if any, with respect to such Transaction in accordance with Section 7.04 below or the parties shall negotiate in good faith in accordance with Section 7.04 below, but Buyer may terminate any Tranche of such Transaction pursuant to Section 7.07 below if it determines, in its sole discretion, that such negotiations are unlikely to succeed, as the case may be; or

          (v) (A) is none of the events set forth in clauses (i) through (iv) above and (B) has a diluting or concentrative effect on the theoretical value of the Common Stock that is the subject of such Transaction, and, if so, the Calculation Agent will make the corresponding adjustment(s), if any, with respect to each Tranche of such Transaction, (1) with respect to any event described in clauses E(1) through (3) of the definition of "Potential Adjustment Event," as of the Adjustment Payment Date, (2) with respect to any event described in clause E(4) of the definition of "Potential Adjustment Event," as of the last day on which shares of such Common Stock may be validly tendered pursuant to such an event, (3) with respect to any event described in clause E(5) of the definition of "Potential Adjustment Event," the date of such event's occurrence, and (4) with respect to any other event described in clause E of the definition of "Potential Adjustment Event," the date determined by the Calculation Agent in each case to any one or more of the Base Amount for such Tranche, the Averaging Settlement Ratio for such Tranche, the Threshold Appreciation Price Multiplier for such Tranche, the Downside Protection Threshold Price for such Tranche, the Closing Price for such Tranche, and any other variable relevant to the exercise, settlement or payment terms of such Tranche, as the Calculation Agent determines appropriate to preserve the fair market value of such Tranche for both parties hereto on account of that diluting or concentrative effect.

          (b) For the purposes hereof, the following terms shall have the following meanings:

          (i) "Potential Adjustment Event" means, with respect to Common Stock that is the subject of any Transaction, any of the following:

                       (A)          a Same Common Stock Adjustment Event;

                       (B)          a Distribution Event;

                       (C)          a Spin-off Event;

                             (D) a Merger Event; or

                       (E) any other event, whether similar to those set forth
                  in clauses (A) through (D) above or not, that may have a diluting or concentrative effect on the theoretical value of such Common Stock, including, without limitation:

                                (1) an event that would be a Same Common Stock
                           Adjustment Event, a Distribution Event or a Spin-off Event but for the fact that less than all existing holders of such Common Stock are entitled to a distribution in respect thereof;

                                (2) issuance of new shares of such Common Stock
                           at less than the prevailing market price, as determined by the Calculation Agent (other than to the employees of the Company for such Transaction in connection with a stock option plan or stock purchase plan), whether to all, or less than all, existing holders of such Common Stock or to any other person;

                                (3) a repurchase by the Company for such
                           Transaction of shares of such Common Stock, whether through a tender offer, an exchange offer, a private repurchase program, or otherwise; and whether the consideration for such repurchase is cash, securities or both;

                                (4) a purchase by any person other than the
                           Company for such Transaction of shares of such Common Stock pursuant to a tender offer or an exchange offer (other than a Merger Event described in clause (C) of the definition of "Merger Event"), whether the consideration for such purchase is cash, securities or both; and

                                (5) happening of a contingency that causes
                           rights attached to shares of such Common Stock to become exercisable in the hands of less than all existing holders of such Common Stock.

         (ii) "Same Common Stock Adjustment Event" means, with respect to Common Stock that is the subject of any Transaction, a subdivision, consolidation or reclassification of shares of such Common Stock, including, without limitation, a split or a reverse split (which, in each case, does not constitute a Merger Event described in clause (A) or (B) of the definition of "Merger Event"), or a free distribution or dividend of any shares of such Common Stock to all existing holders of such Common Stock.

        (iii) "Distribution Event" means a Cash Distribution Event or an In-Kind Distribution Event, as the context may require, and "Distribution Events" means Cash Distribution Events and In-Kind Distribution Events, collectively.

                       (A) "Cash Distribution Event" means, with respect to
                  Common Stock that is the subject of any Transaction, any cash dividend or other cash distribution to all existing holders of such Common Stock in respect of such Common Stock.

                       (B) "In-Kind Distribution Event" means, with respect to
                  Common Stock that is the subject of any Transaction, any dividend or other distribution (other than a Spin-off Event) to all existing holders of such Common Stock of any securities (other than shares of such Common Stock) or any other property or assets (other than cash) including, without limitation, evidences of indebtedness, securities granting the right to payment of dividends and/or the proceeds of liquidation, securities that are convertible, exchangeable, exercisable or redeemable into or for any other securities (including shares of such Common Stock) or any other property or assets (including cash), options, rights, warrants or shares of capital stock or any other securities issued by any entity other than the Company for such Transaction, in each case for free or for payment (cash or other) at less than the prevailing market price, as determined by the Calculation Agent.

         (iv) "Spin-off Event" means, with respect to Common Stock that is the subject of any Transaction, any dividend or other distribution to all existing holders of such Common Stock of shares of capital stock of any entity other than the Company for such Transaction, or any securities of the Company for such Transaction, or of any entity other than the Company for such Transaction, that are convertible, exchangeable or exercisable into shares of capital stock of any entity other than the Company for such Transaction, in any case for free or for payment (cash or other) of less than the prevailing market price, as determined by the Calculation Agent.

          (v) "Merger Event" means, with respect to Common Stock that is the subject of any Transaction, any (A) reclassification of or change in shares of such Common Stock that results in a transfer of or an irrevocable commitment to transfer all of the outstanding shares of such Common Stock; (B) consolidation, amalgamation or merger of the Company for such Transaction with or into another entity (other than a consolidation, amalgamation or merger in which the Company for such Transaction is the continuing entity and which does not result in any such reclassification or change of all of the outstanding shares of such Common Stock); or (C) other takeover offer for shares of such Common Stock pursuant to which 90% or more outstanding shares of such Common Stock (other than the shares of such Common Stock owned or controlled by the offeror) are validly tendered and accepted pursuant to the terms of such an offer, in each case if the Merger Date is on or before the Settlement Date for any Tranche of such Transaction. "Merger Date" means, (x) with respect to any Merger Event described in clause (A) or
         (B) above, the date on which execution of the binding agreement in respect of such Merger Event is publicly announced, and (y) with respect to any Merger Event described in clause (C) above, the acceptance of the tendered shares by the offeror.

         SECTION 7.02. Same Common Stock Adjustment Events. (a) On the Adjustment Payment Date for any Same Common Stock Adjustment Event for Common Stock that is the subject of any Transaction, the Calculation Agent shall adjust
(i) the Base Amount for each Tranche within such Transaction by multiplying (A) such Base Amount, immediately prior to the occurrence of such Same Common Stock Adjustment Event, by (B) the Stock Adjustment Amount for such Same Common Stock Adjustment Event and (ii) the Downside Protection Threshold Price for each Tranche within such Transaction by multiplying (A) the Downside Protection Threshold Price for such Tranche, immediately prior to the occurrence of such Same Common Stock Adjustment Event, by (B) a fraction equal to (x) 1.0 divided by (y) the Stock Adjustment Amount for such Same Common Stock Adjustment Event.

          (b) For the purposes hereof, the following terms shall have the following meanings:

          (i) "Adjustment Payment Date" means, with respect to any Potential Adjustment Event for Common Stock that is the subject of any Transaction, the date on which distribution, issuance or payment in respect of such Potential Adjustment Event is credited to the accounts of participants in the clearance system for the shares of such Common Stock; provided that if such date occurs on or after the Settlement Date for any Tranche within such Transaction but the corresponding Ex Dividend Date therefor occurs on or prior to such Settlement Date, then such Ex Dividend Date shall be the Adjustment Payment Date for such Tranche.

         (ii) "Ex Dividend Date" means, with respect to any Potential Adjustment Event for Common Stock that is the subject of any Transaction, the first Trading Date on which a buyer of shares of such

         Common Stock on the Exchange for such Common Stock would not be entitled to the benefits of such Potential Adjustment Event, as determined by the Calculation Agent.

        (iii) "Stock Adjustment Amount" means, with respect to any Same Common Stock Adjustment Event for Common Stock that is the subject of any Transaction, the total number of shares of such Common Stock (or, in the case of a reclassification, the number of shares of other capital stock of the Company for such Transaction issued pursuant thereto), or fraction thereof, that a shareholder who held one share of such Common Stock immediately prior to such Same Common Stock Adjustment Event would have after giving effect to such Same Common Stock Adjustment Event.

         SECTION 7.03. Adjustments for Distribution Events and Ordinary Spin-Off Events. (a) On the Ex-Dividend Date for any Cash Distribution Event with respect to Common Stock that is the subject of any Transaction and on the Adjustment Payment Date for any In-Kind Distribution Event and any Spin-off Event with respect to Common Stock that is the subject of any Transaction, the Calculation Agent shall determine and shall promptly advise both parties of the results of such determination, whether the distribution ratio (the "Distribution Ratio") in respect of such Cash Distribution Event, such In-Kind Distribution Event or such Spin-off Event, as the case may be, expressed as the product of:

          (i)   the sum of:

                       (A) the Value of Distribution for such Cash Distribution
                  Event on the Ex Dividend Date for such Cash Distribution Event or the Value of Distribution for such In-Kind Distribution Event or such Spin-off Event on the Adjustment Payment Date for such In- Kind Distribution Event or such Spin-off Event, as the case may be, and

                       (B) the Values of Distributions for all Distribution
                  Events, if any, and for all Spin-off Events (other than any Extraordinary Spin-off Events) with respect to such Common Stock, if any, the Ex Dividend Dates in respect of which, in the case of Cash Distribution Events, or the Adjustment Payment Dates in respect of which, in the case of In-Kind Distribution Events or Spin-off Events, occurred on one of the 365 days immediately preceding the Ex Dividend Date for such Cash Distribution Event or the Adjustment Payment Date for such In- Kind Distribution Event or such Spin-off Event, as the case may be, each such Value of Distribution determined as of the Ex Dividend Date for the relevant Cash Distribution Event or the Adjustment Payment Date for the relevant In-Kind Distribution Event or the relevant Spin-off Event, as the case may be, divided by

         (ii) the Market Cap of the Company for such Transaction as of the Ex Dividend Date for such Cash Distribution Event or the Adjustment Payment Date for such In-Kind Distribution Event or such Spin-off Event, as the case may be, exceeds 0.10.

                If the Distribution Ratio for such Distribution Event does not exceed 0.10, then such Distribution Event shall be an "Ordinary Distribution Event". To the extent that the Distribution Ratio for such Distribution Event exceeds 0.10, such Distribution Event shall be an "Extraordinary Distribution Event." If the Distribution Ratio for such Spin-off Event does not exceed 0.10, then, unless the Calculation Agent has previously delivered pursuant to Section 7.05 the Extraordinary Spin-off Event Notice with respect to such Spin-off Event, such Spin-off Event shall be an "Ordinary Spin-off Event." If the Distribution Ratio for such Spin-off Event exceeds 0.10 or the Calculation Agent has previously delivered pursuant to Section 7.05 the Extraordinary Spin-off Event Notice with respect to such Spin-off Event, then such Spin-off Event shall be an "Extraordinary Spin-off Event."

          (b) (i) If the Calculation Agent determines that a Spin-off Event with respect to Common Stock that is the subject of any Transaction is an Extraordinary Spin-off Event, then, unless it has previously delivered pursuant to Section 7.05 the Extraordinary Spin-off Event Notice with respect to such Spin- off Event, in which case Section 7.05 shall apply, Buyer may by notice elect to (A) immediately terminate any Tranche within such Transaction pursuant to Section 7.07 or (B) treat such Extraordinary Spin-off Event as if it were an Ordinary Spin-off Event with respect to Common Stock that is the subject of such Transaction and permit the Calculation Agent to make the adjustments with respect to such Transaction pursuant to Section 7.03(c) below.

         (ii) If the Calculation Agent determines that a Distribution Event with respect to Common Stock that is the subject of any Transaction is an Extraordinary Distribution Event, Buyer may, by notice on the Ex Dividend Date for such Extraordinary Distribution Event, if such Extraordinary Distribution Event is triggered by a Cash Distribution Event, or on the Adjustment Payment Date for such Extraordinary Distribution Event, if such Extraordinary Distribution Event is triggered by an In-Kind Distribution Event, elect to (A) immediately terminate any Tranche within such Transaction pursuant to Section
7.07 or (B) treat such Extraordinary Distribution Event as if it were an Ordinary Distribution Event and permit the Calculation Agent to make the adjustments with respect to such Transaction pursuant to Section 7.03(c) below.

          (c) (i) If the Calculation Agent determines pursuant to Section 7.03(a) that (1) a Distribution Event with respect to Common Stock that is the subject of any Transaction is an Ordinary Distribution Event or (2) a Spin-off Event with respect to Common Stock that is the subject of any Transaction is an Ordinary Spin-off Event, or (ii) if Buyer elects to treat (1) an Extraordinary Spin-off Event with respect to Common Stock that is the subject of any Transaction as if it were an Ordinary Spin-off Event, or (2) an Extraordinary Distribution Event with respect to Common Stock that is the subject of any Transaction as if it were an Ordinary Distribution Event, in each case pursuant to Section 7.03(b) above, then, in each such case (a "DAF Treatment Event"), as of the Ex Dividend Date for such Cash Distribution Event or the Adjustment Payment Date for such In-Kind Distribution Event or such Spin-off Event, as the case may be, the Calculation Agent shall adjust the Base Amount for each Tranche within such Transaction by multiplying (A) such Base Amount, as it stands immediately prior to the Ex Dividend Date for such Cash Distribution Event or the Adjustment Payment Date for such In-Kind Distribution Event or such Spin-off Event, as the case may be, but disregarding all previous adjustments thereof pursuant to this Section 7.03(c), by (B) the Distribution Adjustment Factor for such Distribution Event or such Spin-off Event, as the case may be.

          (d) Effective on the Adjustment Payment Date for any In-Kind Distribution Event with respect to Common Stock that is the subject of any Transaction consisting of a distribution of rights that may become exercisable into shares of capital stock of the Company for such Transaction upon the happening of a contingency, such Common Stock shall mean such Common Stock and such rights, collectively.

          (e) For the purposes hereof, the following terms shall have the following meanings:

          (i) "Distribution Adjustment Factor" or "DAF" with respect to any Distribution Event with respect to Common Stock that is the subject of any Transaction or any Spin-off Event with respect to Common Stock that is the subject of any Transaction, the amount calculated on a per share basis as:


         DAF(i) = [1 + Distribution(i)/Price(1)] X DAF[(i) - 1]




              Where the initial DAF(0) = 1. Distribution(i) means the Value of Distribution for Distribution Event i with respect to such

              Common Stock or Spin-off Event i with respect to such Common Stock on the Ex Dividend Date i, in the case of a Cash Distribution Event, or the Adjustment Payment Date i, in the case of an In-Kind Distribution Event or any Spin-off Event. Price i means the Closing Price of such Common Stock on the Ex Dividend Date i or Adjustment Payment Date i, as the case may be.

         (ii) "Value of Distribution" means, on a per share basis, (i) with respect to any Cash Distribution Event with respect to Common Stock that is the subject of any Transaction, the cash amount distributed in such Cash Distribution Event and (ii) with respect to any In-Kind Distribution Event with respect to Common Stock that is the subject of any Transaction or any Spin-off Event with respect to Common Stock that is the subject of any Transaction, (x) if the Collateral Agent for such Transaction sells assets distributed in such In-Kind Distribution Event or such Spin-off Event on the Adjustment Payment Date for such In-Kind Distribution Event or such Spin-off Event, as the case may be, pursuant to Section 2(b)(ii)(A)(1)(x) of the Pledge Agreement for such Transaction, then the cash amount realized by the Collateral Agent for such Transaction from such sale, or (y) if the Collateral Agent for such Transaction does not sell such assets on such Adjustment Payment Date pursuant to Section 2(b)(ii)(A)(1)(x) of the Pledge Agreement for such Transaction, then the prevailing market price of such assets on such Adjustment Payment Date, as determined by the Calculation Agent.

        (iii) "Market Cap" means, as of the date of determination and with respect to any entity the product of (A) the number of shares of capital stock of such entity outstanding as of the most recent date (the "Record Date") prior to such date of determination, as disclosed in the most recent public disclosure by such entity (and including for that purpose all publicly disclosed options, warrants and rights for such shares that are exercisable on such Record Date for less than the Closing Price of such shares on such Record Date) and (B) the average Closing Price per share of such capital stock for the twenty Trading Days preceding such determination date.

         SECTION 7.04.  Adjustments for Merger Events.   (a) Merger Events With
No Dilution Adjustments.  If a Merger Event occurs with respect to Common
Stock that is the subject of any Transaction in connection with which:

          (i) all existing holders of such Common Stock receive as consideration for all their shares of such Common Stock solely the shares of capital stock of an issuer that is a surviving entity following such Merger Event (with respect to such Transaction the "New Company"),

         (ii) the shares of capital stock issued in such Merger Event are either listed on a national securities exchange or freely traded in the United States on an automated quotation system (with respect to such Transaction the "New Common Stock"),

        (iii) the New Company for such Transaction is a corporation incorporated under the laws of the United States or one of the states thereof,

         (iv) the New Common Stock that is the subject of such Transaction has been listed on a national securities exchange or freely traded in the United States on an automated quotation system for at least twenty Trading Days prior to the Merger Date for such Merger Event, and

          (v)   the sum of:

                       (x) the Market Cap of the New Company for such Transaction as of the Trading Day immediately preceding the Merger Date for such Merger Event, and

                       (y) the sum of the Market Caps of all the New Companies for such Transaction

                                (A) the capital stock of each of which had been
                           listed on a national securities exchange or freely traded in the United States on an automated quotation system for at least twenty Trading Days prior to the relevant Merger Date for each such New Company, and

                                (B) the Merger Date for each such New Company
                           had occurred on one of the 365 days immediately preceding the Merger Date for such Merger Event,

              in each case determined as of the Trading Day immediately preceding the Merger Date for the Merger Event for any such New Company,

                is less than or equal to 30% of the Market Cap of the Company for such Transaction as of the Trading Day immediately preceding the Merger Date for such Merger Event,

then, commencing on the date on which such Merger Event is consummated, the Company for such Transaction shall mean the New Company, Common Stock that is the subject of such Transaction shall mean the New Common Stock, and the Calculation Agent shall adjust (A) the Base Amount for each Tranche within such Transaction by multiplying such Base Amount, as it stood immediately prior to the date on which such Merger Event is consummated, by the number of shares of such New Common Stock that a holder of one share of such Common Stock receives as a result of the Merger Event and (B) the Downside Protection Threshold Price for each Tranche within such Transaction by multiplying (x) the Downside Protection Threshold Price for such Tranche, as it stood immediately prior to the date on which such Merger Event is consummated, by (y) a fraction equal to
(1) 1.0 divided by (2) the number of shares of such New Common Stock that a holder of one share of such Common Stock receives as a result of the Merger Event (collectively, the "Share-for-Share Merger Adjustments").

          (b) Merger Events With Dilution Adjustments. If a Merger Event occurs that satisfies clauses (i) through (iii) of Section 7.04(a) above but does not satisfy clause (iv) or (v) of such Section 7.04(a), the Calculation Agent shall adjust the Threshold Appreciation Price Multiplier for each Tranche within such Transaction to preserve the fair market value of such Tranche for both parties hereto on account of such Merger Event; provided that no Threshold Appreciation Price Multiplier for any Tranche within such Transaction may be reduced below the Minimum Initial Threshold Appreciation Price Multiplier for such Transaction or increased above the Maximum Initial Threshold Appreciation Price Multiplier for such Transaction, and, in the case of such a Merger Event, the Calculation Agent shall make the Share-for-Share Merger Adjustments for such Transaction on the date on which such Merger Event is consummated.

          (c) Duty to Explore Modifications and Right to Terminate upon Certain Merger Events. (i) If a Merger Date with respect to a Merger Event defined in clauses (A) or (B) of the definition of "Merger Event" occurs with respect to Common Stock that is the subject of any Transaction and such Merger Event does not satisfy any of clauses (i) through (iii) of Section 7.04(a) above, then Buyer and Seller shall use reasonable efforts to explore possible modifications on account of such Merger Event to the terms of all the Tranches then outstanding within such Transaction with a view to preserving the fair market value of all the Tranches within such Transaction for both parties hereto on account of such Merger Event, but only to the extent that the terms and conditions thereof and hereof allow them to so preserve the fair market value of all such Tranches; provided that Seller shall reimburse out-of-pocket fees and expenses (including fees and disbursements of counsel) reasonably incurred by Buyer in connection with such exploration of possible modifications; and provided further that if Buyer determines, in its sole discretion, that such exploration is unlikely to succeed or that any delay in termination of any Tranche within such Transaction may result in a material cost to Buyer, as determined by Buyer in its sole discretion, then Buyer may terminate any Tranche within such Transaction in accordance with Section 7.07.

         (ii) If a Merger Date with respect to a Merger Event defined in clause
         (C) of the definition of "Merger Event" occurs with respect to Common Stock that is the subject of any Transaction and such Merger Event does not satisfy any of clauses (i) through (iii) of Section 7.04(a) above, Buyer may terminate any Tranche within such Transaction in accordance with Section 7.07.

         SECTION 7.05. Negotiations in Respect of Extraordinary Spin-off Events. If a Spin-off Event is declared with respect to Common Stock that is the subject of any Transaction and the Calculation Agent determines that such Spin-off Event is more likely than not to be an Extraordinary Spin-off Event and delivers a notice to that effect to Seller (the "Extraordinary Spin-off Event Notice"), then, Buyer and Seller shall use reasonable efforts to enter into a new prepaid forward transaction in respect of the shares to be distributed as a result of such Spin-off Event, on the terms and conditions that preserve the fair market value of all the Tranches within such Transaction then outstanding for both parties hereto on account of such Spin-off Event, but only to the extent that the terms and conditions thereof and hereof allow them to so preserve the fair market value of all such Tranches, and to appropriately adjust the terms of all the Tranches within such Transaction then outstanding on account of such Spin-off Event; provided that Seller shall reimburse out-of-pocket fees and expenses (including fees and disbursements of counsel) reasonably incurred by Buyer in connection with structuring and negotiation of such new transaction; and provided further that if Buyer determines, in its reasonable discretion, that such negotiations are unlikely to succeed or that any delay in termination of any Tranche within such Transaction may result in a material cost to Buyer, as determined by Buyer in its sole discretion, then Buyer may terminate any Tranche within such Transaction in accordance with Section 7.07.

         SECTION 7.06. Nationalization and Insolvency. If, prior to the Settlement Date for any Tranche within any Transaction, all the shares of Common Stock that is the subject of such Transaction or all the assets or substantially all the assets of the Company for such Transaction are nationalized, expropriated or are otherwise required to be transferred to any governmental agency, authority or entity (a "Nationalization"); or by reason of the voluntary or involuntary liquidation, bankruptcy or insolvency of or any analogous proceeding affecting such Company, (A) all the shares of such Common Stock are required to be transferred to a trustee, liquidator or other similar official or
(B) holders of the shares of such Common Stock become legally prohibited from transferring them (an "Insolvency"), then, in any such event, Buyer shall have the right, upon becoming aware of the occurrence of a Nationalization or Insolvency, to notify Seller of such event and terminate each Tranche of such Transaction as of the date set forth in such notice following which Seller shall make payment to Buyer as provided in Section 7.07.

         SECTION 7.07. Termination and Payment. (a) Following termination of any Tranche within any Transaction as a result of any Extraordinary Distribution Event with respect to Common Stock that is the subject of such Transaction pursuant to Section 7.03(b), Merger Event with respect to Common Stock that is the subject of such Transaction pursuant to Section 7.04(c), Extraordinary Spin-off Event with respect to Common Stock that is the subject of such Transaction pursuant to Section 7.03(b)(i) or Section 7.05, or Nationalization or Insolvency with respect to Common Stock that is the subject of such Transaction pursuant to
Section 7.06, Seller shall pay to Buyer an amount (the "Termination Amount") equal to the Acceleration Amount for such Tranche (calculated, for purposes of this Section 7.07, as if the Termination Date for such Tranche were the Acceleration Date for such Tranche, on the basis of, in addition to the factors indicated in Section 8.02(c)(ii), a value ascribed to such Common Stock equal to the consideration, if any, paid in respect of such Common Stock at the time of such Extraordinary Distribution Event, such Merger Event, such Extraordinary Spin-off Event, such Nationalization or such Insolvency, as the case may be) in settlement of such Tranche.

          (b) Seller may satisfy its obligation to pay the Termination Amount for such Tranche by delivery to Buyer of a number of Free Shares equal to the number of Acceleration Shares for such Tranche; provided that if the Collateral Agent for such Transaction proceeds to realize upon any collateral pledged under the Pledge Agreement for such Transaction pursuant to the terms thereof or its rights as a secured party under the Uniform Commercial Code and to apply the proceeds of such realization as provided in paragraph second of Section 9(d) thereof, then, to the extent of such application of proceeds, Seller's obligation to deliver Free Shares pursuant to this paragraph shall be deemed to be an obligation to deliver an amount of cash equal to the Termination Amount for such Tranche.

          (c) As promptly as reasonably practicable after calculation of the Termination Amount for such Tranche, Buyer shall deliver to Seller a notice (the "Termination Amount Notice") specifying such Termination Amount. Not later than three Business Days following delivery of a Termination Amount Notice by Buyer, Seller shall make a cash payment, by wire transfer of immediately available funds to an account designated by Buyer, to Buyer in an amount equal to the Termination Amount set forth in such Termination Amount Notice or it shall satisfy its obligation deliver pursuant to Section 7.07(b).

          (d) Related Definition. As used herein, "Termination Date" means (i) in respect of a Merger Event, the Merger Date, (ii) in respect of any Extraordinary Distribution Event, the date on which such Extraordinary Distribution Event is declared, (iii) in respect of any Extraordinary Spin-off Event, the date on which such Extraordinary Spin-off Event is declared, (iv) in respect of a Nationalization, the date of the first public announcement of a firm intention to nationalize and (v) in respect of an Insolvency, the earlier of the date the shares of the relevant Common Stock are required to be transferred to a trustee, liquidator or other similar official and the date the holders of shares of such Common Stock become legally prohibited from transferring such Common Stock. Such Termination Date shall apply to such announcement, in the case of a Nationalization, or such requirement or prohibition of transfer, in the case of an Insolvency, (whether or not amended or on the terms originally announced), which leads to such Nationalization or such Insolvency, as the case may be, in each case as determined by Buyer.



                                    ARTICLE 8
                                  ACCELERATION

         SECTION 8.01. Acceleration. (a) The occurrence of any of the following events with respect to any Transaction shall constitute an Event of Default with respect to the Seller:

          (i) any legal or regulatory proceeding shall have been instituted or occurred that in Buyer's reasonable judgment would have a material adverse effect on Seller's ability to perform Seller's obligations hereunder with respect to such Transaction or under the Pledge Agreement for such Transaction or the Share Lending Agreement for such Transaction, or that in the Buyer's reasonable judgment legitimately calls into question the validity or binding effect of any agreement of Seller hereunder with respect to such Transaction or under the Pledge Agreement for such Transaction or the Share Lending Agreement for such Transaction;

         (ii) Seller makes an assignment for the benefit of creditors, files a petition in bankruptcy, is adjudicated insolvent or bankrupt, petitions or applies to any tribunal for any receiver of or any trustee for Seller or any substantial part of Seller's property, commences any proceeding relating to Seller under any reorganization, arrangement, readjustment of debt, dissolution or liquidation law or statute of any jurisdiction, whether now or hereafter in effect, or there is commenced against or with respect to Seller or any substantial portion of its property any such proceeding and an order for relief is issued or such proceeding remains undismissed for a period of 30 days;

        (iii) at any time, any representation made or repeated, or deemed to have been made or repeated, by Seller, with respect to such Transaction or otherwise under this Agreement, as amended and supplemented by the Transaction Schedule for such Transaction, the Pledge Agreement for such Transaction or the Share Lending Agreement for such Transaction, or under any certificate delivered pursuant hereto or thereto, was incorrect or misleading in any material respect when made, or deemed to have been made or repeated;

         (iv) Seller fails to fulfill or discharge when due any of its material obligations, covenants or agreements under or relating to this Agreement, as amended and supplemented by the Transaction Schedule for such Transaction, the Pledge Agreement for such Transaction, or the Share Lending Agreement for such Transaction, including Seller's obligations to deliver shares of Common Stock that is the subject of such Transaction or cash on the Settlement Date for any Tranche within such Transaction;

          (v) due to the adoption of, or any change in, any applicable law after the date hereof, or due to the promulgation of, or any change in, the interpretation by any court, tribunal or regulatory authority with competent jurisdiction of any applicable law after the date hereof, it becomes unlawful for Seller to perform any absolute or contingent obligation to make payment or delivery hereunder, with respect to such Transaction or otherwise or to comply with any other material provision of this Agreement, as amended and supplemented by the Transaction Schedule for such Transaction, with respect to such Transaction or otherwise, the Pledge Agreement for such Transaction, or the Share Lending Agreement for such Transaction;

         (vi) Buyer determines that it is unable to establish, re-establish or maintain any hedging transaction or transactions necessary in the normal course of Buyer's business to hedge the price and market risk with respect to any Tranche within such Transaction ("Hedging Activities") due to (A) market illiquidity, (B) illegality, or (C) any other factor, including, without limitation, lack of availability of hedging transaction market participants on Reasonable Terms. For purposes of this Section 8.01(a)(vi) , "Reasonable Terms" means an ability to borrow shares of Common Stock that is the subject of such Transaction in connection with Hedging Activities in respect of any Tranche within such Transaction either (x) at an aggregate cost not exceeding the Maximum Borrow Costs for such Tranche or (y) from Seller on the terms agreed to between Buyer and Seller; or

        (vii) a Collateral Event of Default (as defined in the Pledge Agreement for such Transaction) shall occur.

          (b) The occurrence of any of the following events with respect to any Transaction shall constitute an Event of Default with respect to Buyer:

          (i) Buyer fails to fulfill or discharge when due any of its material obligations, covenants or agreements under or relating to this Agreement, as amended or supplemented by the Transaction Schedule for such Transaction, the Pledge Agreement or the Share Lending Agreement for such Transaction, including, without limitation (A) to pay the Purchase Price for any Tranche when due under this Agreement or (B) to make any other payment when due under this Agreement as amended and supplemented by the Transaction Schedule for such Transaction, the Pledge Agreement or the Share Lending Agreement for such Transaction;

         (ii) at any time, any representation made or repeated, or deemed to have been made or repeated, by Buyer, with respect to such Transaction or otherwise under this Agreement, as amended and supplemented by the Transaction Schedule for such Transaction, the Pledge Agreement or the Share Lending Agreement for such Transaction, or under any certificate delivered pursuant hereto or thereto, was incorrect or misleading in any material respect when made, or deemed to have been made or repeated;

        (iii) Buyer assigns or delegates its rights or obligations under this Agreement, or takes any step to effect such assignment or delegation, without complying with Section 10.08;

         (iv) With respect to the unconditional guarantee entered into by the parties thereto pursuant to paragraph 1.6 of the Share Lending Agreement for such Transaction (the "Guarantee"), (A) Buyer or the guarantor of Buyer fails to perform any obligations to be performed by it under the Guarantee and such failure is continuing 30 days after its occurrence, (B) the Guarantee is terminated prior to the satisfaction of all obligations of Buyer or the guarantor of the Buyer under the Share Lending Agreement for such Transaction, or (C) Buyer or the guarantor of the Buyer disaffirms, disclaims, repudiates or rejects, in whole or in part, or challenges the validity of, such Guarantee;

          (v) Buyer makes an assignment for creditors, files a petition in bankruptcy, is adjudicated insolvent or bankrupt, petitions or applies to any tribunal for any receiver or of any trustee for Buyer or any substantial part of Buyer's property, commences any proceeding relating to Buyer under any reorganization, arrangement, readjustment of debt, dissolution or liquidation law or statute of any jurisdiction, whether now or hereafter in effect, or there is commenced against or with respect to Buyer or any substantial portion of its property any such proceeding and an order for relief is issued or such proceeding remains undismissed for a period of 30 days; or

         (vi) the Agent fails, in its role as Calculation Agent, to perform its responsibilities in a timely manner or in accordance with the provisions of this Agreement as amended and supplemented by the Transaction Schedule for such Transaction, the Pledge Agreement or the Share Lending Agreement for such Transaction.

          (c) If one or more Event of Default with respect to Seller or Buyer shall occur and is continuing with respect to any Transaction, Buyer, in the case of any Event of Default under Section 8.01(a) above, or Seller, in the case of any Event of Default under Section 8.01(b) above, may at any time following such Event of Default, by not more than 20 days prior written notice (a "Notice of Default") to the other party, designate a date with respect to any Tranche an "Acceleration Date" not earlier than the date of such Notice of Default. The Acceleration Amount (as defined below) with respect to each such Acceleration Date for each such Tranche shall become due and payable immediately upon receipt by Seller of the Acceleration Amount Notice (as defined below) from Buyer; provided that (x) with respect to any Event of Default under Section 8.01(a)(i), prior to delivery of a Notice of Default in connection therewith, Buyer shall consult with Seller and (y) with respect to any Event of Default under Section 8.01(a)(v), Buyer shall delay delivery of an Acceleration Amount Notice in connection therewith for a period of 20 days from the receipt by Seller of a Notice of Default with respect thereto in order to allow Seller to transfer within such 20-day period all its rights and obligations with respect to such Tranche to an affiliate of Seller so that such Event of Default will cease to exist. Any transfer pursuant to clause (y) of the immediately preceding proviso will be subject to and conditional upon the prior written consent of Buyer, which consent will not be withheld if Buyer's policies in effect at such time would permit it to enter into transactions with the transferee on the terms proposed. Notwithstanding the foregoing, Buyer shall retain the sole discretion to deliver an Acceleration Amount Notice with respect to any Event of Default under Section 8.01(a)(i) following such consultation and, with respect to any Event of Default under Section 8.01(a)(v), if following the passage of the 20- day period Seller is unable to effect, or Buyer does not consent to, such transfer.

         SECTION 8.02. Acceleration Amount. (a) With respect to any Tranche of any Transaction upon receipt of an Acceleration Amount Notice, Seller shall deliver to Buyer a number of Free Shares equal to the number of Acceleration Shares for such Tranche; provided that if the Collateral Agent for such Transaction proceeds to realize upon any collateral pledged under the Pledge Agreement for such Transaction and to apply the proceeds of such realization as provided in paragraph second of Section 9(d) thereof, then, to the extent of such application of proceeds, Seller's obligation to deliver Free Shares pursuant to this paragraph shall be deemed to be an obligation to deliver an amount of cash equal to the Acceleration Amount for such Tranche.

          (b) The Acceleration Amount to be paid by Seller to Buyer pursuant to paragraph (a) above in respect of any Tranche of any Transaction, shall be an amount agreed promptly by Seller after the receipt of a Notice of Default with respect thereto by Seller or Buyer, as the case may be, failing which it will be determined by the Calculation Agent and based on quotations of the Acceleration Amount for such Tranche sought by it from four leading market dealers. Each quotation will represent the quoting dealer's expert opinion as to the Acceleration Amount and will be calculated on the basis of the following information provided by the Calculation Agent (and such other factors as the quoting dealer deems appropriate): (A) a volatility equal to the average of the Option Period Volatility of the Common Stock that is the subject of such Transaction for each Trading Day during the two-year historical period ending on the Acceleration Date ("Option Period Volatility" means, in respect of any Trading Day, the volatility (calculated by referring to the closing price of the Common Stock that is the subject of such Transaction on the Exchange) for a period equal to the number of days between the Acceleration Date and the Maturity Date); (B) dividends on such Common Stock; (C) prevailing interest rates (assuming that all option valuation, forward valuation and present value discounting for purposes of this calculation shall be based on a single prevailing market interest rate); and (D) the time remaining to the Maturity Date for such Tranche. If more than three quotations are provided, the amount will be the arithmetic mean of the quotations, without regard to the quotations having the highest and the lowest values. If exactly three quotations are provided, the amount will be the quotation remaining after disregarding the highest and the lowest quotations. For this purpose, if more than one quotation has the same highest or the lowest value, then one of such quotations will be disregarded. If two quotations are provided, the amount will be the arithmetic mean of the quotations. If one quotation is provided, the amount will equal the quotation. If no quotation is provided, the amount will be determined by the Calculation Agent in its sole discretion.

          (c) Related Definitions. As used herein, the following words and phrases shall have the following meanings:

          (i) "Acceleration Shares" means, with respect to any Tranche of any Transaction, the number of shares of Common Stock that is the subject of such Transaction obtained by dividing: (x) the Acceleration Amount for such Tranche, by (y) the Acceleration Price per share of such Common Stock.

         (ii) "Acceleration Amount" means, with respect to any Tranche of any Transaction, an amount representing the fair value to Buyer of an agreement with terms that would preserve for Buyer the economic equivalent of the aggregate payments and deliveries in respect of such Tranche that Buyer would, but for the occurrence of the Acceleration Date for such Tranche, have been entitled to receive after such Acceleration Date under Article 2 (taking into account any adjustments pursuant to Article 7 that may have been calculated on or prior to such Acceleration Date).

          (d) As promptly as reasonably practicable after determination of the Acceleration Amount with respect to any Tranche of any Transaction, the Calculation Agent shall deliver to Seller and Buyer a notice (the "Acceleration Amount Notice") specifying such Acceleration Amount as well as the number of Acceleration Shares that may be delivered by Seller in full satisfaction of such Acceleration Amount.

                                    ARTICLE 9
                                 INDEMNIFICATION

         SECTION 9.01. Indemnification. (a) Seller agrees to indemnify and hold harmless Buyer and its affiliates, and the respective directors, officers, agents, and employees of Buyer and its affiliates and every other person, if any, controlling Buyer or any of its affiliates (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) (Buyer and each such affiliate, director, officer, agent, employee and other person being referred to as an "Indemnified Person") from and against any losses, claims, demands, damages, liabilities or expenses (or actions or proceedings in respect thereof) of any kind incurred by an Indemnified Person resulting from the possession by Seller of any material non- public information regarding the Company for any Transaction ("Losses"), and to reimburse such Indemnified Person for any expenses (including, without limitation, reasonable attorneys' fees and expenses) incurred by such Indemnified Person in connection with investigating, preparing, or defending any investigative, administrative, judicial, or regulatory action or proceeding in any jurisdiction in respect thereof; provided that Losses shall not include any such losses, claims, demands, damages, liabilities or expenses resulting solely from the possession by Buyer of any material non-public information regarding such Company obtained from a source or sources other than Seller or an affiliate of Seller.

          (b) Upon receipt by an Indemnified Person of actual notice of a claim, action or proceeding against such Indemnified Person in respect of which indemnity may be sought hereunder, such Indemnified Person shall promptly notify Seller with respect thereto. In addition, an Indemnified Person shall promptly notify Seller after any action is commenced (by way of service with a summons or other legal process giving information as to the nature and basis of the claim) against such Indemnified Person in respect of which indemnity may be sought hereunder. In any event, failure to notify Seller shall not relieve Seller from any liability which Seller may have on account of this indemnity or otherwise, except to the extent Seller shall have been materially prejudiced by such failure. Seller shall have the right exercisable by giving written notice to the Indemnified Person within ten Business Days after receipt of such notice from the Indemnified Person, to assume, at its own expense, the defense of any such claim, action or proceeding; provided, however, that the Indemnified Person shall have the right to employ separate counsel in any such claim, action or proceeding and to participate in the defense thereof, but the fees and expenses of such counsel shall be at the Indemnified Person's expense unless:

          (i) Seller shall have agreed in writing to pay such fees and expenses;

         (ii) Seller shall have failed to assume the defense of such claim, action or proceeding or shall have failed to employ counsel reasonably satisfactory to Buyer in any such claim, action or proceeding; or

        (iii) the Indemnified Person shall have been advised by independent counsel, whose fees and expenses shall be at the Indemnified Person's expense, in writing (with a copy to Seller) that there are one or more defenses available to the Indemnified Person that are in conflict with those available to Seller (in any such case, if the Indemnified Person notifies Seller that it elects to employ separate counsel at Seller's expense, Seller shall not have the right to assume the defense, it being understood, however, that Seller shall not be liable for the reasonable fees or expenses of more than one separate firm of attorneys in any one jurisdiction, which firm shall be designated in writing by the Indemnified Person).

          (c) Seller shall not be liable for any settlement of any litigation or proceeding effected without its prior written consent, but if settled with such consent or if there be a final judgment for the plaintiff, Seller agrees to indemnify the Indemnified Person from and against any Losses by reason of such settlement or judgment. Seller will not settle any claim, action or proceeding in respect of which indemnity may be sought hereunder, whether or not any Indemnified Person is an actual or potential party to such claim, action or proceeding, without Buyer's prior written consent, which shall not be unreasonably withheld.

          (d) If the foregoing indemnification is for any reason unavailable to an Indemnified Person in respect of any Transaction (other than by reason of the terms hereof), Seller shall contribute to the Losses referred to herein that are paid or payable by such Indemnified Person in such proportion as is appropriate to reflect the relative economic benefits to Seller, on the one hand, and to Buyer, on the other hand, in respect of such Transaction and any other relevant equitable considerations. For purposes of this paragraph, the relative benefits to the Seller, on the one hand, and to Buyer, on the other hand, from each such Transaction shall be deemed to be in the same proportion as (i) the total proceeds received or to be received by Seller from such Transaction, bears to
(ii) the amount of Buyer's profit directly earned in connection with any transaction it has engaged in pursuant to such Transaction, which amounts shall be reasonably determined by Buyer based on standard option and derivatives pricing and valuation methodologies.

                                   ARTICLE 10
                                  MISCELLANEOUS

         SECTION 10.01. Notices. All demands, notices, requests, consents and other communications required or permitted under this Agreement shall be in writing and shall be personally delivered or sent by facsimile machine (with a confirmation copy sent by one of the other methods authorized in this Section), or by overnight commercial courier (including Federal Express and DHL). Notices to Buyer shall be directed to it at DLJ Cayman Islands, LDC, P.O. Box 707, West Bay Road, Grand Cayman B.W.I., Telephone No. (345) 945-4777, Attention: William Sullivan, with a mandatory copy to Donaldson, Lufkin & Jenrette Securities Corporation, 11 Madison Avenue, New York, New York 10010, Attention:
___________, Telecopy No.: _______________; notices to Seller shall be directed to it at Anschutz Company, 555 Seventeenth St., Suite 2400, Denver, Colorado 80202, Telecopy No. (303) 299-1333, Attention: Lynn T. Wood. Notices shall be deemed given upon the earlier to occur of (i) receipt by the party to whom such notice is directed; (ii) if sent by facsimile transmission before 5:00 p.m. Eastern Time on any Business Day, on the day such notice is sent (as evidenced by the facsimile confirmed receipt) and, otherwise, on the next succeeding Business Day; or (iii) on the first Business Day following the day the same is deposited with a commercial carrier if sent by commercial overnight delivery service. Each party, by notice duly given, in accordance herewith, may specify a different address for the giving of any notice hereunder.

SECTION 10.02. Governing Law; Severability; Submission to Jurisdiction; Waiver of Jury Trial. (a) This Agreement shall be governed by and construed in accordance with the laws of the State of New York (without reference to choice of law doctrine).

          (b) To the extent permitted by law, the unenforceability or invalidity of any provision or provisions of this Agreement shall not render any other provision or provisions herein contained unenforceable or invalid.

          (c) Each party hereto hereby irrevocably and unconditionally submits to the non-exclusive jurisdiction of the Federal and state courts located in the Borough of Manhattan, in the City of New York in any suit or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby.

          (d) Each party hereto hereby irrevocably and unconditionally waives any and all right to trial by jury in any legal proceeding arising out of or related to this Agreement or the transactions contemplated hereby.

          (e) Service of Process. Seller irrevocably appoints CT Corporate System, and Buyer appoints Agent, as process agent to receive for it and on its behalf, service of process in any action, suit or other proceeding arising out of this Agreement or any transaction contemplated hereby. If for any reason CT Corporate System or Agent, as the case may be, is unable to act as such, Seller or Buyer, as the case may be, will promptly notify the other party and within 30 days appoint a substitute process agent acceptable to such other party. The parties irrevocably consent to service of process given in the manner provided for notices in Section 10.01. Nothing in this Agreement will affect the right of either party to serve process in any other manner permitted by law.

          (f) In order to be valid hereunder, any notice, instruction or certification given by or on behalf of any party hereto shall be given by an authorized officer of such party.

         SECTION 10.03. No Condition of Confidentiality. Seller and Buyer hereby acknowledge and agree that Buyer has authorized Seller to disclose this Agreement (except for, with respect to any Tranche within any Transaction, the Base Amount, the Average Hedge Price, the Downside Protection Threshold Price, the Purchase Price, the Threshold Appreciation Price, the Maturity Date, the Effective Date, the Initial Threshold Appreciation Price Multiplier, the Maximum Initial Threshold Appreciation Price Multiplier, the Minimum Initial Threshold Appreciation Price Multiplier and the Purchase Price Multiplier (the "Specified Terms") for such Tranche) to any and all persons, and there are no express or implied agreements, arrangements or understandings to the contrary, and Buyer hereby waives any and all claims or any proprietary rights with respect to this Agreement (except for any Specified Terms for such Tranche), and authorizes Seller to use any information which Seller receives or has received with respect to this Agreement (except for any Specified Terms for such Tranche) in any manner. Except as required by law or judicial or administrative process, Buyer agrees to keep confidential this Agreement and the transactions contemplated hereby.

         SECTION 10.04. Entire Agreement. This Agreement constitutes the entire agreement and understanding among the parties with respect to the subject matter hereof and supersedes all oral communications and prior writings with respect thereto.

         SECTION 10.05. Amendments, Waivers. Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by Buyer and Seller or, in the case of a waiver, by the party against whom the waiver is to be effective. No failure or delay by either party in exercising any right, power, remedy or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power, remedy or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

         SECTION 10.06. No Third Party Rights. This Agreement is not intended and shall not be construed to create any rights in any person other than Seller, Buyer and their respective successors and permitted assigns and no other person shall assert any rights as third party beneficiary hereunder. Whenever any of the parties hereto is referred to, such reference shall be deemed to include the successors and permitted assigns of such party. All the covenants and agreements herein contained by or on behalf of Seller and Buyer shall bind, and inure to the benefit of, their respective successors and assigns whether so expressed or not, and shall be enforceable by and inure to the benefit of Seller and Buyer and their respective successors and permitted assigns.

         SECTION 10.07. Counterparts. This Agreement may be executed, acknowledged and delivered in any number of counterparts, and all such counterparts taken together shall be deemed to constitute one and the same agreement.

         SECTION 10.08. Assignment. Subject to Section 8.01, neither party may assign its rights, or interests or delegate its obligations under this Agreement, except with the prior written consent of the other party, and any purported assignment or delegation that is not in compliance with this Section
10.08 shall be void and of no effect; provided that Buyer may, from time to time, without the Seller's prior written consent, assign and delegate all but not less than all of its rights, interests and obligations hereunder to any of its affiliates, provided that all of the following conditions are satisfied:

         (i) the Seller shall not be required to pay the assignee an amount greater than the indemnity that would have otherwise been payable, if any, under Section 6.01 in the absence of such assignment or delegation;

        (ii) the Seller shall not receive from the assignee an amount less than the indemnity that would have otherwise been payable by the Buyer under
         Section 6.01 in the absence of such assignment or delegation;

       (iii) it is not unlawful for either party to perform any obligations under this Agreement or any Transaction as a result of such assignment or delegation;

        (iv) no Event of Default will occur as a result of such assignment or delegation; and

         (v) in respect of clause (i) and (ii) above, Buyer will cause the assignee to provide such forms or documents as may be requested by Seller to enable payment to be made without withholding.

         SECTION 10.09. Matters Related to Donaldson, Lufkin & Jenrette Securities Corporation as Agent. Each party agrees and acknowledges that: (i) Agent will be responsible for the operational aspects of this Agreement; (ii) neither Buyer nor Seller will contact the other without the direct involvement of Agent; (iii) Agent has no obligation, by guaranty, endorsement or otherwise, with respect to performance of Buyer's and Seller's obligations; (iv) Agent's sole role under this Agreement is as an agent of Buyer and Seller on a disclosed basis; and (v) Buyer and Seller each acknowledge and agree that they are the only parties with respect to all Tranches within all Transactions entered into under this Agreement.

         SECTION 10.10. Matters Related to Donaldson, Lufkin & Jenrette Securities Corporation as Calculation Agent. The Calculation Agent, unless otherwise agreed, shall make all calculations, valuations and determinations in good faith and a commercially reasonable manner.

         IN WITNESS WHEREOF, the parties have signed this Agreement as of the date and year first above written.

                                            SELLER:

                                            ANSCHUTZ COMPANY


                                            By:--------------------------------
                                               Name:
                                               Title:



                                            BUYER:

                                            DLJ CAYMAN ISLANDS, LDC



                                            By:--------------------------------
                                               Name:
                                               Title:


                                            AGENT:

                                            DONALDSON, LUFKIN & JENRETTE
                                            SECURITIES CORPORATION



                                            By:--------------------------------
                                               Name:
                                               Title:

                                    EXHIBIT A


                         [FORM OF TRANSACTION SCHEDULE]



DLJ Cayman Islands, LDC
c/o Donaldson, Lufkin & Jenrette Securities Corporation
11 Madison Avenue
New York, NY 10010

Anschutz Company
555 Seventeenth St., Suite 2400
Denver, Colorado 80202


                                                             ________ __, 2001


         This Transaction Schedule is the Transaction Schedule within the meaning of Section 3.01(a) of the Master Stock Purchase Agreement dated as of May 2, 2001 (as amended or supplemented from time to time, the "Agreement") by and among Anschutz Company ("Seller"), DLJ Cayman Islands, LDC ("Buyer") and Donaldson, Lufkin & Jenrette Securities Corporation, as Agent for both Buyer and Seller ("Agent"), and it [amends and] supplements and forms a part of the Agreement. All the capitalized terms used but not defined herein shall have the meanings set forth in the Agreement.

         The purpose of this Transaction Schedule is to specify the Terms of Transaction for Transaction No. ___ under the Agreement. In the event of any inconsistency between the Agreement and this Transaction Schedule, this Transaction Schedule will prevail for the purposes of Transaction No. ____. This Transaction Schedule, taken together with the Agreement, evidences a complete binding agreement between Buyer and Seller as to the terms of Transaction No.
--- .

         I. For all purposes under the Agreement, the Terms of Transaction for Transaction No. ___ shall be as follows:

1.       Designation of Transaction  - Transaction No. ___.

2. Common Stock - shares of Common Stock, par value $____, of the Company; Symbol "____"; CUSIP "___________".

3.       Company - _______________, a ___________ corporation.

4. Effective Date - the later of (x) __________, 2001 or (y) such subsequent date on which all the conditions to the effectiveness of Transaction No. __ set forth in Section 5.01 of the Agreement are either satisfied or waived.

5.       Hedging Termination Date - __________, 2001.

6.       Initial Threshold Appreciation Price Multiplier - 1.__.

7.       Maximum Borrow Cost Spread Trigger - __ bp.

8.       Maximum Initial Threshold Appreciation Price Multiplier -1.__.

9.       Maximum Number of Shares - ___________.

10.      Minimum Average Hedge Price - $ ______.

11.      Minimum Initial Threshold Appreciation Price Multiplier - 1.__.

12.      Purchase Price Multiplier  - 0.____.

13. Range of Maturity Dates - a period commencing on __ anniversary of the Effective Date and ending on ___ anniversary of the Effective Date, inclusive.

         II. Conditions to Effectiveness. Each of the conditions set forth in Section 5.01 of the Agreement shall be satisfied with respect to Transaction No. ___ or waived by Buyer.

         III. Representations and Warranties. Seller hereby represents and warrants to Buyer with respect to Transaction No. __, as of the date hereof and as of the Effective Date, as set forth in Section 4.01 of the Agreement.

         [IV.     Possible amendments]

         Confirmed and agreed as of the date first set forth above.

                                    ANSCHUTZ COMPANY


                                    By:_______________________________________
                                      Name:
                                     Title:


                                    DLJ CAYMAN ISLANDS, LDC


                                    By:_______________________________________
                                      Name:
                                     Title:


                                    DONALDSON, LUFKIN & JENRETTE
                                    SECURITIES CORPORATION, as Agent


                                    By:_______________________________________
                                      Name:
                                     Title:

                                    EXHIBIT B

                           [FORM OF PRICING SCHEDULE]

                             DLJ Cayman Islands, LDC
             c/o Donaldson, Lufkin & Jenrette Securities Corporation
                                11 Madison Avenue
                               New York, NY 10010


                                                           _________ __, 2001

Anschutz Company
555 Seventeenth St., Suite 2400
Denver, Colorado 80202


Ladies and Gentlemen:

         This Pricing Schedule is the Pricing Schedule within the meaning of
Section 3.01(c) of the Master Stock Purchase Agreement dated as of May 2, 2001 (the "Agreement") by and among Anschutz Company ("Seller"), DLJ Cayman Islands, LDC ("Buyer") and Donaldson, Lufkin & Jenrette Securities Corporation, as Agent for both Buyer and Seller ("Agent"). This Pricing Schedule relates to Tranche No. __ within Transaction No. ___ which has been entered into pursuant to the Transaction Schedule dated ________, 2001 (the "Transaction Schedule").

         For all purposes under the Agreement, as [amended and] supplemented by the Transaction Schedule for Transaction No._______, the Terms of Tranche shall be as follows:

1.  Designation of Tranche: Tranche No. __.

2.  Tranche Notice Date: _______ __, ____

3.  Base Amount: ___________.

4.  Purchase Price: ___________.

5.  Payment Date: ___________.

6.  Average Hedge Price: ____________.

7.  Downside Protection Threshold Price: __________.

8.  Threshold Appreciation Price: __________.

9.  Maturity Date: ___________.


                                     Very truly yours,

                                     DLJ CAYMAN ISLANDS, LDC


                                     By:
                                        -------------------------------------
                                        Name:
                                        Title:

                                     DONALDSON, LUFKIN & JENRETTE
                                     SECURITIES CORPORATION, as Agent


                                     By:
                                        -------------------------------------
                                        Name:
                                        Title:



Acknowledged and Confirmed:

ANSCHUTZ COMPANY


By:_________________________
      Name:
      Title:

EXHIBIT L

                              TRANSACTION SCHEDULE



DLJ Cayman Islands, LDC
c/o Donaldson, Lufkin & Jenrette Securities Corporation
11 Madison Avenue
New York, NY 10010

Anschutz Company
555 Seventeenth St., Suite 2400
Denver, Colorado 80202


                                                                May 2, 2001


         This Transaction Schedule is the Transaction Schedule within the meaning of Section 3.01(a) of the Master Stock Purchase Agreement dated as of May 2, 2001 (as amended or supplemented from time to time, the "Agreement") by and among Anschutz Company ("Seller"), DLJ Cayman Islands, LDC ("Buyer"), and Donaldson, Lufkin & Jenrette Securities Corporation, as Agent for both Buyer and Seller ("Agent"), and it amends and supplements and forms a part of the Agreement. All capitalized terms used but not defined herein shall have the meanings set forth in the Agreement.

         The purpose of this Transaction Schedule is to specify the Terms of Transaction for Transaction I under the Agreement. In the event of any inconsistency between the Agreement and this Transaction Schedule, this Transaction Schedule will prevail for the purposes of Transaction I. This Transaction Schedule, taken together with the Agreement, evidences a complete binding agreement between Buyer and Seller as to the terms of Transaction I.

           I. For all purposes under the Agreement, the Terms of Transaction for Transaction I shall be as follows:

            1.  Designation of Transaction  - Transaction I.

            2. Common Stock - shares of Common Stock, par value $0.01, of the Company; Symbol "Q"; CUSIP "749121109".

            3. Company - Qwest Communications International Inc., a Delaware corporation.

            4. Effective Date - the later of (x) May 2, 2001 or (y) such subsequent date on which all the conditions to the effectiveness of Transaction I set forth in Section 5.01 of the Agreement are either satisfied or waived.

            5. Hedging Termination Date - the earliest of (x) May 16, 2001, (y) the date on which Agent shall have established, for the account of Buyer, the Initial Short Position, as set forth in Section 3.01 of the Agreement or (z) such date as Seller may specify by prior written notice to Buyer.

            6.  Initial Threshold Appreciation Price Multiplier - 1.50.

            7.  Maximum Borrow Cost Spread Trigger - 25 bp.

            8.  Maximum Initial Threshold Appreciation Price
         Multiplier - Not applicable.

            9.  Maximum Number of Shares - 10,000,000.

           10.  Minimum Initial Threshold Appreciation Price
         Multiplier - Not applicable.

           11.  Purchase Price Multiplier  - 0.76.

           12. Range of Maturity Dates - a period commencing on [October 1, 2010] and ending on [October 1, 2011], inclusive.

          II. Conditions to Effectiveness. Buyer hereby waives all the conditions set forth in Section 5.01, except for the conditions set forth in Sections 5.01(b), (c) and (f) insofar as such conditions relate to this Agreement, provided that Seller shall satisfy each of the conditions that is waived as of the date hereof as soon as practicable following the date hereof but in no event later than ten days from the date hereof.

         III. Representations, Warranties and Agreements of Seller. Seller hereby represents and warrants to, and agrees with, Buyer with respect to Transaction I, as of the date hereof, as of the Effective Date and as of the date on which all the conditions to effectiveness of this Transaction I that are waived on the date hereof are satisfied pursuant to the proviso to clause II above, as follows:

           1. All representations and warranties contained in Section 4.01 of the Agreement are true and correct as of each such date;

           2. From the date three months prior to the date hereof, neither the Seller nor any person who would be considered to be the same "person" (as such term is used in Rule 144(a)(2) under the Securities Act) as the Seller has sold any shares of Common Stock (or security entitlements in respect thereof) or hedged (through swaps, options, short sales or otherwise) any long position in the Common Stock (or security entitlements in respect thereof) if at the time of any such sale or hedge, the number of shares sold or hedged would, if added to the Maximum Number of Shares, have exceeded the number of shares that the Seller could have sold pursuant to Rule 144(e) under the Securities Act at that time. For the purposes of this Section, the Common Stock shall be deemed to include securities convertible into or exchangeable or exercisable for the Common Stock.

           3. The Seller does not know or have any reason to believe that the Company has not complied with the reporting requirements contained in Rule 144(c)(1) under the Securities Act.

           4. The Seller has not solicited or arranged for the solicitation of, and will not solicit or arrange for the solicitation of, orders to buy shares of Common Stock (or security entitlements in respect thereof) in anticipation of or in connection with any short sales of Common Stock effected in establishing Buyer's Initial Short Position in respect of any Tranche.

           5. Except as provided herein, the Seller has not made, will not make, and has not arranged for, any payment in connection with the short sales of Common Stock effected in establishing Buyer's Initial Short Position in respect of any Tranche to any person.

           6. All the shares of Common Stock (or security entitlements in respect thereof) pledged by the Seller under the Pledge Agreement are eligible for public resale in accordance with Rule 144.

           7. Seller acquired and made full payment for all the shares of Common Stock (or security entitlements in respect thereof) on or before April 30, 2000.

           8. The Seller acknowledges and agrees that (i) the entering into of this Transaction Schedule will constitute a sale of Common Stock for purposes of Rule 144, (ii) Seller has not taken and will not take any action that would cause such sale to exceed the volume limitation of Rule 144(e), (iii) Seller has not taken and will not take any action that could cause the sale made pursuant to this Transaction Schedule to fail to meet all applicable requirements of Rule 144 and (iv) Seller will transmit a Form 144 for filing with the Securities and Exchange Commission as soon as practicable following the execution of this Transaction Schedule. Seller covenants that it will send to Buyer via facsimile a copy of each Form 144 and each filing under Sections 13 and 16 of the Exchange Act relating to Transaction I concurrently with filing or transmission for filing, as the case may be, of such form to or with the Securities and Exchange Commission.

           9. The parties intend that upon execution of this Transaction Schedule, this Agreement shall be treated as a "Preliminary Agreement" within the meaning of the interpretive letter from the Securities and Exchange Commission to Goldman, Sachs & Co. dated December 20, 1999 (the "Interpretative Letter") and that upon the execution of the Pricing Schedule, this Agreement shall be treated as a "Final Agreement" within the meaning of the Interpretative Letter and the parties agree to take all actions consistent with such treatment.

                  10. Seller agrees that any election by Seller to (i) deliver the Cash Settlement Amount with respect to any Tranche pursuant to
         Section 2.03 of the Agreement, (ii) pay the Termination Amount with respect to any Tranche by delivery of Free Shares pursuant to Section
         7.07 of the Agreement, (iii) instruct the Collateral Agent to purchase additional shares of Common Stock pursuant to Section 2(b)(ii)(A)(1) of the Pledge Agreement or (iv) make a Top-up Election shall be made in compliance with applicable law and any applicable corporate policy of the Company in effect at the time of such election and in a manner that complies with the requirements for the amendment of a "plan" as defined in Rule 10b5-1(c) under the Exchange Act.

          IV. Representation, Warranty and Agreement of Buyer. Buyer hereby represents and warrants to Seller with respect to Transaction I, as of the date hereof and as of the Effective Date, that it will conduct its hedging activities as described under Section 3.01(b) of the Agreement in accordance with the Interpretative Letter, it being understood that Buyer will introduce into the public market a quantity of securities of the same class equal to the maximum number of shares deliverable on settlement of Transaction I in a manner consistent with the manner-of-sale conditions described in Rules 144(f) and (g) under the Securities Act.

           V. Security for Obligations of Seller to Buyer. As security for all obligations of Seller to Buyer with respect to this Transaction I, together with any and all amendments, extensions and renewals thereof (the "Obligations"), Seller hereby assigns, pledges and grants to Buyer a security interest in 10,000,000 shares of Common Stock (as represented by Certificate Nos. 3519, 3520, 3521, 3522, 3524, 3525, 3526, 3527, 3528, 3529, 3530, 3531, 3532, 3533,
3536, 3537, 3538, 3539, 3540 and 3551), including all proceeds thereof (the "Collateral"). Seller warrants to Buyer that Seller is the lawful owner of the Collateral, Seller possesses full power and authority to pledge the Collateral to Buyer, and the Collateral is free of all claims and liens other than the lien created hereby. Upon default in the payment when due of the principal, interest or any other payment obligation on any of the Obligations, or upon any occurrence of any event of default as defined in any document(s) relating to any of the Obligations which is not cured within any time allowed therein, Buyer may, without further notice, exercise the rights of a secured lender under New York law then in effect with respect to the Collateral including without limitation, the right of setoff. Seller hereby appoints Buyer as its attorney-in-fact with full power to endorse, transfer, convert, sell, surrender and deliver any instrument of Collateral described above. Interest and/or dividends earned on the Collateral shall be paid to Buyer or Seller in accordance with the terms of the documents evidencing the Obligations. The security interest created hereby shall be construed in accordance with the laws of the State of New York, shall inure to the benefit of Buyer, its successors and assigns and shall be binding upon Seller and its heirs, personal representatives, successors and assigns. Buyer shall have priority over all other security interest in the Collateral. The provisions of this clause V shall be merged into and superceded by the Pledge Agreement whenever the same is executed and delivered by the parties thereto.

          VI. The Agreement shall be amended solely with respect to Transaction I as follows:

           1.   Section 1.01 is amended by:

                            (a) deleting from the definition of "Averaging Date"
                  the term "fourth Trading Day" and replacing it with "thirty-ninth Trading Day";

                       (b) deleting from the definition of "Free Shares", the
                  phrase, "in the hands of Seller immediately prior to delivery to Buyer hereunder and would not be subject to any Transfer Restrictions";

                       (c) deleting from the definition of "Settlement Price Per Share", the phrase, "fifth Averaging Date" and replacing it with "fortieth Averaging Date"; and

                       (d) deleting from the definition of "Modified Maturity
                  Date", each appearance of the phrase, "one or more of the four Trading Days" and replacing each with "one or more of the thirty- nine Trading Days", and, deleting the phrase "the fifth Trading Day" and replacing it with "the tenth Trading Day".

           2. Section 1.01 is further amended by adding the following definitions:

                  "Additional Collateral" means, with respect to any Top-Up Election, a number of shares of New Common Stock required to be delivered to the Collateral Agent, as determined by the Calculation Agent, sufficient to secure Seller's obligations under the Transaction, as adjusted.

                  "Adjusted Average Weekly Dollar Trading Volume" means, with respect to the common stock of the Merger Partner, the Average Weekly Dollar Trading Volume with respect to such common stock multiplied by the Merger Partner Stock Percentage with respect to such Merger Event.

                  "Adjusted Market Cap" means, with respect to any New Company in an Amalgamation or the Merger Partner in all other cases, the Market Cap of such company reduced by the aggregate value of all Merger Related Distributions.

                  "Amalgamation" means any Merger Event whereby (1) the New Company is a newly-formed corporation whose assets, immediately following the closing of such Merger Event, consist solely of the combined assets of the Company and the Merger Partner and (2) the New Common Stock has not, on each of the twenty consecutive Trading Days preceding the date of announcement of such Merger Event, been (x) listed on a national securities exchange or freely traded in the United States on an automated quotation system and (y) registered pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934, as amended.

                  "Average Weekly Dollar Trading Volume" means, with respect to any common stock, the quotient obtained by dividing (x) the sum of the Daily Average Dollar Trading Volume of such common stock for the twenty Trading Days preceding the announcement date of such Merger Event by (y) four.

                  "Complete Termination" has the meaning provided in Section 7.07(a).

                  "Daily Average Dollar Trading Volume" means, with respect to any common stock on any Trading Day, the product obtained by multiplying (x) the aggregate trading volume for such common stock on such Trading Day, as reported in the United States and, with respect to any common stock the principal trading market of which is outside the United States, such principal trading market, by (y) the Closing Price for such common stock on such Trading Day.

                  "Existing Transfer Restrictions" means, with respect to any shares of Common Stock (or security entitlements in respect thereof), Transfer Restrictions resulting solely from the fact that such shares of Common Stock (or security entitlements in respect thereof) are held by an affiliate (as such term is defined in Rule 144) of the Company.

                  "Liquidity Test I" means, with respect to any Merger Event that is not an Amalgamation, that the Adjusted Average Weekly Dollar Trading Volume of the common stock of the Merger Partner to be delivered in such Merger Event equals or exceeds the lesser of (x) the Average Weekly Dollar Trading Volume of the Common Stock and (y) the Notional Amount, as determined by the Calculation Agent.

                  "Liquidity Test II" means, with respect to any Merger Event that is not an Amalgamation, that the sum of the Adjusted Average Weekly Dollar Trading Volume of the common stock of the Merger Partner to be delivered in such Merger Event and the product of (x) the Stock Percentage and (y) the Company's Average Weekly Dollar Trading Volume equals or exceeds the Notional Amount; provided, that if in the Calculation Agent's judgment (as determined within three Business Days following the date of announcement of such Merger Event and following consultation with Seller), the Daily Average Dollar Trading Volume of the New Common Stock immediately following the closing of such Merger Event will be significantly diminished,

                  Buyer shall have the right to terminate any or all Tranches within such Transaction in accordance with Section 7.07.

                  "Liquidity Test III" means, with respect to an Amalgamation, that either (x) the Adjusted Average Weekly Dollar Trading Volume of the common stock of the Merger Partner in such Merger Event equals or exceeds the lesser of (1) the Company's Average Weekly Dollar Trading Volume and (2) the Notional Amount, or (y) immediately following the closing of such Merger Event, the expected average weekly dollar trading volume of the New Company (as determined by the Calculation Agent within three Business Days following the date of announcement of such Merger Event and following consultation with the Seller) will equal or exceed the lesser of the amounts set forth in clauses (1) and (2), above.

                  "Market Cap Test I" means, with respect to any Merger Event that is not an Amalgamation, that as of the date of announcement of such Merger Event, the Adjusted Market Cap of the Merger Partner equals or exceeds 75% of the Market Cap of the Company as of such date, as determined by the Calculation Agent.

                  "Market Cap Test II" means, with respect to any Merger Event that is not an Amalgamation, that as of the date of announcement of such Merger Event, the Market Cap of the Company plus the Adjusted Market Cap of the Merger Partner minus the value of Non-Seller Other Consideration, if any, equals or exceeds the Market Cap of the Company as of such date, as determined by the Calculation Agent within three Business Days following the date of announcement of such Merger Event and following consultation with Seller.

                  "Market Cap Test III" means, with respect to any Amalgamation, that as of the date of announcement of such Amalgamation, the Adjusted Market Cap of the Merger Partner, equals or exceeds 75% of the Market Cap of the Company as of such date, as determined by the Calculation Agent.

                  "Market Cap Test IV" means, with respect to any Merger Event, that following the closing date of such Merger Event, the Adjusted Market Cap of the New Company will be (as determined in good faith by Buyer within three Business Days following the date of announcement of such Merger Event and following consultation with Seller) sufficient for Buyer to maintain its hedge in connection with the Transaction.

                  "Merger Partner" means, (i) with respect to any Merger Event that is an Amalgamation, any corporation whose assets, immediately following the closing of such an event, are combined with the assets of the Company to form the New Company or (ii) with respect to any other Merger Event, any existing corporation that is the issuer of the New Common Stock.

                  "Merger Partner Stock Percentage" means, with respect to any Merger Event, the excess (if any) of (a) 1.00 over (b) the quotient obtained by dividing (x) the aggregate value of all Merger Related Distributions by (y) the Market Cap of such Merger Partner.

                  "Merger Related Distributions" means, with respect to any Merger Event and as of the announcement date for such Merger Event, all dividends or other distributions (net of the stated aggregate value of the stated consideration payable therefor, if any) declared or proposed by such Merger Partner in connection with such Merger Event (as determined by the Calculation Agent) to holders of the common stock of such Merger Partner and payable as of any date or dates on or prior to the closing of such Merger Event and following such announcement date.

                  "New Company" means, with respect to any Merger Event, the corporation that is the issuer of the New Common Stock.

                  "New Common Stock" means, with respect to any Merger Event, the shares of common stock to be issued with respect to the Common Stock in such Merger Event.

                  "Non-Seller Other Consideration" means, with respect to any Merger Event, the excess (if any) of Total Other Consideration for such Merger Event over Seller's Other Consideration for such Merger Event.

                  "Notional Amount" means, in connection with any Merger Event, the product of the Base Amount for all outstanding Tranches as of the date of announcement of such Merger Event and the average of the Closing Prices of the Common Stock for the twenty Trading Days preceding such announcement date.

                  "Other Consideration" means, in respect of a Merger Event, cash, securities (other than New Common Stock) or assets (whether of the offeror or a third party) or any combination thereof to be received (or at the option of the holder of shares of Common Stock, may be received) in respect of shares of Common Stock in such Merger Event.

                  "Partial Termination" means, with respect to any Share-for-Combined Merger Event, a termination of that portion of any or all Tranches of a Transaction that is in the same proportion as the value of the Other Consideration to be received (or at the option of the holder of shares of Common Stock, may be received) in such Merger Event to the value of the total consideration to be received in such Merger Event with respect to each share of Common Stock, as determined by the Calculation Agent.

                  "Seller's Other Consideration" means, with respect to any Merger Event, the aggregate value of all Other Consideration received or to be received by Seller or any affiliate of Seller (or at the option of Seller or any such affiliate may be received) in respect of shares of Common Stock owned directly or indirectly by Seller or any affiliate of Seller (other than shares of Common Stock with respect to which Seller or any such affiliate has entered into hedging transactions) in connection with such Merger Event.

                  "Share-for-Combined" means, in respect of a Merger Event, that the consideration for each share of Common Stock that is the subject of a Transaction consists (or, at the option of the holder of such shares, may consist) of the (x) shares of common stock of the New Company with respect to such Transaction plus (y) Other Consideration with an aggregate value, on the closing date of such Merger Event, that is less than or equal to 75% of the value on such date of the total consideration received in such Merger Event with respect to each share of Common Stock, all as determined by the Calculation Agent.

                  "Share-for-Other Merger" means, in respect of a Merger Event, that the consideration for each share of Common Stock that is the subject of a Transaction consists (or, at the option of the holder of such shares, may consist) of Other Consideration with an aggregate value, on the closing date of such Merger Event, that is in excess of 75% of the value, on such date, of the total consideration received in such Merger Event with respect to each share of Common Stock, all as determined by the Calculation Agent as of the announcement date of such Merger Event.

                  "Share-for-Share Merger" means, in respect of a Merger Event, that all existing holders of Common Stock that is the subject of a Transaction will receive as consideration for all their shares of such common stock solely the shares of common stock of the New Company.

                  "Share-for-Share Merger Adjustments" means, in respect of any Merger Event, an adjustment to (A) the Base Amount for each Tranche within such Transaction calculated by multiplying such Base Amount, as it stood immediately prior to the closing date, by the number of shares of such New Common Stock that a holder of one share of such Common Stock receives as a result of such Merger Event and (B) the Downside Protection Threshold Price for each Tranche within such Transaction calculated by multiplying (x) the Downside Protection Threshold Price for such Tranche, as it stood immediately prior to such closing date, by (y) a fraction, the numerator of which equals 1.00 and the denominator of which equals the number of shares of such New Common Stock that a holder of one share of such Common Stock receives as a result of the Merger Event.

                  "Stock Percentage" means, with respect to any Merger Event, the quotient of (a) the value of common stock to be received for each share of Common Stock and (b) the sum of the value of common stock to be received for each share of Common Stock and the value of Other Consideration received or to be received for each share of Common Stock, all as determined by the Calculation Agent as of the announcement date of such Merger Event.

                  "Top-Up Election" means, with respect to any Share-for-Combined Merger Event, an adjustment to the Base Amount, as determined by the Calculation Agent in consultation with Seller, to reflect the difference between the market prices at which Buyer re- establishes its hedge position and the value of the total consideration received in the Merger Event with respect to each share of Common Stock.

                  "Total Other Consideration" means, with respect to any Merger Event, the aggregate value of all Other Consideration paid by an acquiror in such Merger Event.

           3. Section 2.02(b) is amended by deleting the definition of "Settlement Shares" and replacing it with the following:

                  "Settlement Shares" means, with respect to any Averaging Date and any Tranche of any Transaction, the product of (i)(x) the Base Amount for such Tranche multiplied by (y) the Averaging Settlement Ratio for such Averaging Date and such Tranche multiplied by (ii)(A) in the case of each Averaging Date for such Tranche other than the Modified Maturity Date for such Tranche, 1/40, and (B) in the case of the Averaging Date for such Tranche that is the Modified Maturity Date for such Tranche, (1) if such Averaging date is the fortieth Averaging Date for such Tranche, then 1/40, or (2) in every other case, the product of (a) forty minus the number of Averaging Dates for such Tranche (other than the Modified Maturity Date for such Tranche), divided by (b) forty, in each case rounded down to the nearest whole number, and cash in an amount equal to the value (based on the Settlement Price Per Share for such Tranche on such Averaging Date) of any fractional share not delivered as a result of such rounding.

           4. Section 3.01(b) is amended by deleting the word, "and" appearing in the last line of clause (B), adding the word, "and" and the following new language immediately prior to the period at the end of the last line of clause (C) thereof:

                        (D) it is understood and acknowledged that the shares of
                  Common Stock that Buyer (or an affiliate of Buyer) sells short with respect to any Tranche of any Transaction will be made in a manner consistent with the requirements of Rule 144(f) and
                  (g)

           5. Section 4.01(c) is amended by adding the following parenthetical immediately after the word "filing":

                           "(except for filing with the Commission of Form 144 under the Securities Act and each filing under Sections 13 and 16 of the Exchange Act relating to such Transaction)"

           6.   Section 4.01(g) is amended by deleting the second sentence.

           7.   Section 4.01(l) is amended by deleting the first sentence.

           8.   Section 7.01 is amended by deleting clause (iv) of paragraph
         (a) thereof and replacing it with the following language:

                           "(iv) is a Merger Event, in which case the provisions of Section 7.04 shall control."

           9. Section 7.01 is further amended by adding the following language at the end of such section:

                           "(c) At any time and from time to time following any adjustment with respect to any Tranche of any Transaction by the Calculation Agent pursuant to the terms of clause (i) through (v) of Section 7.01(a), Buyer shall deliver to Seller an adjustment notice, which shall specify the revised terms of such Tranche, as adjusted as of the effective date of such adjustment. Buyer shall deliver such adjustment notice promptly, but in any event no later than ten Business Days following the effective date of such adjustment. For the avoidance of doubt, the parties agree and acknowledge that, notwithstanding the foregoing, Buyer's failure to deliver such adjustment notice at any time shall not constitute an Event of Default hereunder.

                           (d) Notwithstanding the terms specified in Section 7.01(a), following the declaration by the Company for any Transaction of the terms of any Potential Adjustment Event, the Calculation Agent, in its reasonable discretion after consultation with Seller and Buyer, may make adjustments to any other terms not specified in this Article 7, as it in its reasonable discretion deems necessary to preserve the fair market value of all the Tranches within such Transaction for Seller and Buyer and the expectations thereof. For the avoidance of doubt, any failure by the Calculation Agent to make any adjustment pursuant to this Section 7.01(d) shall not constitute an Event of Default hereunder."

          10. Section 7.04 shall be deleted in its entirety and replaced with the following Section 7.04:

                           "Section 7.04. Consequences of Merger Events. (a) Share- for-Share Merger Events. If a Share-for-Share Merger Event occurs with respect to Common Stock that is the subject of any Transaction in connection with which:

                                            (i) (A) the New Common Stock issued
                                    in such Merger Event is either listed on a national securities exchange or freely traded in the United States on an automated quotation system or (B) in the judgment of the Calculation Agent, will be so listed or traded promptly following the closing of such Merger Event, and

                                            (ii) one of the following liquidity
                                    tests is satisfied: (A) Liquidity Test I;
                                    (B) Liquidity Test II; or (C) Liquidity Test
                                    III;

                           then, as of the closing date of such Merger Event, the Calculation Agent shall make Share-for-Share Merger Adjustments.

                       (b) Share-for-Combined Merger Events. If a Share-for-
                  Combined Merger Event occurs with respect to Common Stock that is the subject of any Transaction in connection with which:

                                    (i) (A) the New Common Stock issued in such
                           Merger Event is either listed on a national securities exchange or freely traded in the United States on an automated quotation system or (B) in the judgment of the Calculation Agent, will be so listed or traded promptly following the closing of such Merger Event; and

                                    (ii) one of the following liquidity tests is
                           satisfied: (A) Liquidity Test I; (B) Liquidity Test II; or (C) Liquidity Test III; and

                                    (iii) one of the following market cap tests
                           is satisfied: (A) Market Cap Test I; (B) Market Cap Test II; (C) Market Cap Test III; or (D) Market Cap Test IV;

                  then, such Share-for-Combined Merger Event shall result in a Partial Termination, and the Calculation Agent shall make Share- for-Share Merger Adjustments with respect to that portion of any or all Tranches of a Transaction not subject to a Partial Termination. In lieu of a Partial Termination under this Section 7.04(b), Seller may, upon five Business Days' prior written notice to Buyer, make a Top-Up Election. If Seller makes a Top-Up Election, (i) Seller shall be required to deliver Additional

                  Collateral (in the manner provided for in the Pledge Agreement) and (ii) upon receipt of such Additional Collateral, Buyer shall direct the Collateral Agent under the Pledge Agreement to release to Seller, all Other Consideration received with respect to Common Stock constituting collateral under the Pledge Agreement. Notwithstanding any of the foregoing, if, by the fifth Business Day following Seller's Top-Up Election, Seller and Buyer are unable to agree on the manner of Buyer re-establishing its hedge position and the adjustments to the Base Amount, a Partial Termination under this Section 7.04(b) shall occur as of such fifth Business Day.

                       (c) Share-for-Other Merger Events. Upon the closing of
                  any Share-for-Other Merger Event or any other Merger Event that does not meet the requirements of paragraph (a) or (b) of
                  Section 7.04 with respect to the Common Stock that is the subject of any Transaction, Buyer shall have the right to immediately terminate any or all Tranches within such Transaction in accordance with Section 7.07. If, by the closing date of any Merger Event giving rise under this
                  Section 7.04(c) to Buyer's right to terminate any or all Tranches within such Transaction, Buyer does not exercise such right, then the Calculation Agent shall make Share-for-Share Merger Adjustments in respect of such Transaction on such closing date.

                           Notwithstanding the foregoing, if a Merger Date with
                  respect to a Merger Event defined in clause (A) or (B) of the definition of "Merger Event" occurs with respect to Common Stock that is the subject of any Transaction and such Merger Event is a Share-for-Other Merger Event or any other Merger Event that does not meet the requirements of paragraph (a) or
                  (b) of this Section 7.04, then Buyer and Seller shall use reasonable efforts to explore possible modifications on account of such Merger Event to the terms of all the Tranches then outstanding within such Transaction with a view to preserve, for both parties hereto on account of such Merger Event, the fair market value of all the Tranches within such Transaction for both parties hereto on account of such Merger Event, but only to the extent that the terms and conditions thereof and hereof allow them to so preserve the fair market value of all such Tranches, as the case may be; provided that Seller shall reimburse out-of-pocket fees and expenses (including fees and disbursements of counsel) reasonably incurred by Buyer in connection with such exploration of possible modifications; and provided, further, that if Buyer determines, in its reasonable discretion, that such exploration is unlikely to succeed or that any delay in termination of any Tranche within such Transaction may result in a material cost to Buyer, as determined by Buyer in its sole discretion, then Buyer may terminate any Tranche within such Transaction upon closing of such Merger Event in accordance with Section 7.07."

          11. Section 7.07(a) shall be deleted in its entirety and replaced with the following:

                       (a) Following (i) the termination in full of any Tranche
                  within any Transaction (a "Complete Termination") as a result of any Extraordinary Distribution Event with respect to Common Stock that is the subject of such Transaction pursuant to
                  Section 7.03(b)(ii), any Merger Event with respect to Common Stock that is the subject of such Transaction pursuant to
                  Section 7.04(c), any Extraordinary Spin-off Event with respect to Common Stock that is the subject of such Transaction pursuant to Section 7.03(b)(i) or Section 7.05, or any Nationalization or Insolvency with respect to Common Stock that is the subject of such Transaction pursuant to Section
                  7.06 or (ii) the Partial Termination of any Tranche within any Transaction as a result of any Share-for-Combined Merger Event with respect to Common Stock that is the subject of such Transaction pursuant to Section 7.04(b), Seller shall pay to Buyer (x) in the case of clause (i) above, an amount equal to the Acceleration Amount for such Tranche or (y) in the case of clause (ii) above, an amount equal to a pro rata portion of such Acceleration Amount for the portion of such Tranche that is the subject of any Partial Termination (each, the "Termination Amount", calculated, for purposes of this Section 7.07, as if the Termination Date for such Tranche were the Acceleration Date for such Tranche, on the basis of, in addition to the factors indicated in Section 8.02(b)(ii), a value ascribed to such Common Stock equal to the consideration, if any, paid in respect of such Common Stock at the time of such Extraordinary Distribution Event, such Merger Event, such Extraordinary Spin-off Event, such Nationalization or Insolvency, or such Share-for-Combined Merger Event as the case may be) in settlement of such Tranche.

          12. Section 7.07(b) is amended by adding after the phrase "a number of Free Shares equal to the number of Acceleration Shares for such Tranche" the phrase "in a Complete Termination under Section 7.07(a)(i) or a number of Free Shares equal to the pro rata number of

         Acceleration Shares for a portion of such Tranche subject to a Partial Termination under Section 7.07(a)(ii)".

         VII. If Seller fails to fulfill its obligations pursuant to the proviso to clause II (Conditions to Effectiveness) to satisfy all the conditions waived as of the date hereof by the tenth day immediately following the date hereof, this Transaction I shall be terminated and unwound and Seller shall hold Buyer (and its affiliates) harmless for all losses, costs and expenses (including market losses) arising out of the unwinding of Buyer's hedging activities.

Confirmed and agreed as of the date first set forth above.


                                ANSCHUTZ COMPANY


                                    By:______________________________
                                      Name:
                                     Title:


                                    DLJ CAYMAN ISLANDS, LDC


                                    By:______________________________
                                      Name:
                                     Title:


                                    DONALDSON, LUFKIN & JENRETTE
                                    SECURITIES CORPORATION, as Agent


                                    By:______________________________
                                      Name:
                                     Title:

EXHIBIT M

                                PLEDGE AGREEMENT


                                   dated as of


                                   May 2, 2001




                                      among




                          ANSCHUTZ COMPANY, as Pledgor




                            DLJ CAYMAN ISLANDS, LDC,
                                as Secured Party


                                       and


                            WILMINGTON TRUST COMPANY
                 as Collateral Agent and Securities Intermediary

                                TABLE OF CONTENTS

                             ----------------------

                                                                           PAGE
SECTION 1.  Certain Definitions...............................................1
SECTION 2.  Delivery and Retention of Collateral; Certain Calculations
         and Adjustments in Respect of Collateral; Certain Releases of
         Collateral; etc......................................................5
SECTION 3.  The Security Interests...........................................17
SECTION 4.  Representations and Warranties of Pledgor........................19
SECTION 5.  Representations, Warranties and Agreements of the Collateral
         Agent and the Securities Intermediary...............................21
SECTION 6.  Certain Covenants of Pledgor.....................................22
SECTION 7.  Administration of the Collateral and Valuation of the
         Securities..........................................................23
SECTION 8.  Income and Voting Rights in Collateral...........................24
SECTION 9.  Remedies upon Events of Default with respect to Seller...........25
SECTION 10.  The Collateral Agent and the Securities Intermediary............28
SECTION 11.  Miscellaneous...................................................32
SECTION 12.  No Third Party Rights...........................................34
SECTION 13.  Entire Agreement................................................35
SECTION 14.  Termination of Pledge Agreement.................................35
SECTION 15.  Assignment......................................................35

EXHIBITS

Exhibit A  Form of UCC-1
Exhibit B  List of Locations for Filing of the UCC-1

                                PLEDGE AGREEMENT


         THIS AGREEMENT is made as of this 2nd day of May, 2001, among ANSCHUTZ COMPANY, a corporation organized under the laws of the state of Delaware ("Pledgor"), Wilmington Trust Company, a Delaware banking corporation ("WTC") and DLJ CAYMAN ISLANDS, LDC, a Cayman Islands company ("Secured Party"). WTC, in its capacity as collateral agent hereunder for the benefit of the Secured Party, is referred to as the "Collateral Agent" and WTC, in its capacity as securities intermediary in maintaining the Collateral Account (as defined herein) is referred to as the "Securities Intermediary."

         WHEREAS, pursuant to the Master Stock Purchase Agreement (as amended from time to time, the "Master Stock Purchase Agreement") dated as of May 2, 2001 between Pledgor and Secured Party, Pledgor and Secured Party have agreed to enter, from time to time, into one or more forward purchase and sale transactions with respect to certain equity securities held by Pledgor (each a "Transaction"), each pursuant to a transaction schedule (each a "Transaction Schedule") in the form attached to the Master Stock Purchase Agreement and otherwise subject to the terms thereof;

         WHEREAS, pursuant to the Transaction Schedule dated May 2, 2001 (together with the Master Stock Purchase Agreement, the "Stock Purchase Agreement") Pledgor has agreed to sell and Secured Party has agreed to purchase, in one or more tranches (each a "Tranche"), up to the Maximum Number of Shares (as defined in the Stock Purchase Agreement) of the Common Stock (as defined in the Stock Purchase Agreement), subject to the terms and conditions of the Stock Purchase Agreement (the "Transaction I");

         WHEREAS, it is a condition to the effectiveness of the Transaction I that Pledgor, the Collateral Agent, the Securities Intermediary and Secured Party enter into this Agreement and that Pledgor grant the pledge provided for herein;

         NOW, THEREFORE, in consideration of their mutual covenants contained herein and to secure the performance by Pledgor of its obligations under the Stock Purchase Agreement and the observance and performance of the covenants and agreements contained herein and in the Stock Purchase Agreement, the parties hereto, intending to be legally bound, hereby mutually covenant and agree as follows:

         SECTION 1. Certain Definitions. Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to them in the Stock Purchase

Agreement. As used herein, the following words and phrases shall have the following meanings:

         "30-Day-LIBOR" means the rate for any date will be the rate for deposits in U.S. Dollars for a period of 30 days which appears on the Telerate Page 3750 as of 11:00 a.m., London time, on the day that is two Banking Days in London preceding such date. If such rate does not appear on the Telerate Page 3750, the rate for such date will be determined by the Calculation Agent.

         "Adjustment Assets" has the meaning set forth in Section
2(b)(ii)(A)(1)(x).

         "Adjustment Value" has the meaning set forth in Section 2(a)(ii).

         "Authorized Officer" of Pledgor means any manager, managing member, officer or director, as the case may be, as to whom Pledgor shall have delivered notice to the Collateral Agent that such manager, managing member, officer or director is authorized to act under this Agreement on behalf of Pledgor.

         "Banking Days" means, in respect of any city, any day on which commercial banks are open for business (including dealings in foreign exchange and foreign currency deposits) in that city.

         "Borrower" means the Borrower under the Share Lending Agreement.

         "Collateral" has the meaning set forth in Section 3(a).

         "Collateral Account" means each of the Unrestricted Collateral Account and the Restricted Collateral Account.

         "Collateral Agent" means the financial institution identified as such in the preliminary paragraph hereof, or any successor appointed in accordance with Section 10(h).

         "Collateral Event of Default" means, at any time, the occurrence of one or more of the following events: (A) the Pledgor shall fail (i) to Deliver Collateral at such times and in such amounts as required pursuant to Section 2(a)(i), or (ii) to perform or observe any other agreement or covenant contained herein, (B) failure at any time of the Security Interests to constitute valid and perfected security interests in all of the Collateral, subject to no prior or equal Lien, or assertion of such by Pledgor in writing, or failure at any time of the Collateral Agent to have control (within the meaning of Section 8-106 of the UCC) of any Collateral consisting of securities or security entitlements (each as defined in Section 8-102 of the UCC), or (C) any representation, warranty or statement made by the Pledgor in this Agreement or the Share Lending Agreement, or in any certificate delivered pursuant hereto or thereto, shall prove to have been incorrect in any material respect when made (or deemed made).

         "Default Settlement Date" has the meaning set forth in Section 9(a).

         "Delivery" means (a) in the case of Collateral consisting of certificated securities, delivery of certificates representing such securities, registered in the name of the Collateral Agent or its nominee, free and clear of all Liens (other than the Security Interests), to the Collateral Agent, accompanied by any required transfer tax stamps, all in form and substance satisfactory to the Collateral Agent, and the crediting of such securities to a Collateral Account, (b) in the case of Collateral consisting of uncertificated securities, registration by the issuer of such securities in the name of the Collateral Agent or its nominee, accompanied by any required transfer tax stamps, and the crediting of such securities to the Collateral Account, and (c) in the case of securities in respect of which security entitlements are held by the Pledgor through a securities intermediary, the crediting of such securities, free and clear of all Liens (other than the Security Interests), accompanied by any required transfer tax stamps, to a securities account of the Collateral Agent or its nominee at the Securities Intermediary, and the crediting of such securities to a Collateral Account. The terms "Deliver," "Delivered" and "Delivering" have corresponding meanings.

         "Designated Broker" means Donaldson, Lufkin & Jenrette Securities Corporation and any successors thereto.

         "Exercise Price" has the meaning set forth in Section
2(b)(ii)(C)(1)(x)(b).

         "Existing Transfer Restrictions" means, with respect to any shares of Common Stock (or security entitlements in respect thereof), Transfer Restrictions resulting solely from the fact that such shares of Common Stock (or security entitlements in respect thereof) are held by an affiliate (as such term is defined in Rule 144) of the Company.

         "Initial Pledged Shares" has the meaning set forth in Section 2(a)(i).

         "Liquid Surplus Assets" has the meaning set forth in Section 2(b)(ii)(C)(1).

         "Location" means, with respect to any party, the place such party is "deemed located" within the meaning of Section 9-103(3)(d) of the UCC.

         "Pledged Shares" has the meaning set forth in Section 2(a)(i).

         "Proceeds" means all proceeds, including cash, instruments, securities, rights, privileges and other property, from time to time received, receivable or otherwise distributed in respect of, in exchange for or upon the exercise or disposition of any or all of the Collateral, including, without limitation, the obligation to return any Pledged Shares borrowed pursuant to the Share Lending Agreement.

         "Restricted Collateral Account" means Account No. [_________] entitled "Wilmington Trust Company, acting under the Pledge Agreement dated as of May 2, 2001 among Anschutz Company, as Pledgor, DLJ Cayman Islands, LDC, as Secured Party, and Wilmington Trust Company", a securities account (as defined in Section 8-501(a) of the UCC) established in the name of the Collateral Agent at the offices of the Securities Intermediary in or to which certain of the Collateral is to be deposited or credited, all pursuant to and in accordance with this Agreement.

         "Restricted Pledged Shares" has the meaning set forth in Section
2(a)(i).

         "Securities Intermediary" means the financial institution identified as such in the preliminary paragraph hereof, or any successor appointed in accordance with Section 10(i).

         "Security Interests" means the security interests in the Collateral created hereby.

         "Share Lending Agreement" has the meaning set forth in Section 2(e)(i).

         "Stock Loan Adjustment Assets" has the meaning set forth in Section 2(b)(ii)(A)(1)(x).

         "UCC" means the Uniform Commercial Code as in effect in the State of New York.

         "Unrestricted Collateral Account" means Account No.[_________] entitled "Wilmington Trust Company, acting under the Pledge Agreement dated as of May 2, 2001 among Anschutz Company, as Pledgor, DLJ Cayman Islands, LDC, as Secured Party, and Wilmington Trust Company", a securities account (as defined in Section 8-501(a) of the UCC) established in the name of the Collateral Agent at the offices of the Securities Intermediary in or to which certain of the Collateral is to be deposited or credited, all pursuant to and in accordance with this Agreement.

         "Unrestricted Pledged Shares" has the meaning set forth in Section 2(a)(i).

         SECTION 2. Delivery and Retention of Collateral; Certain Calculations and Adjustments in Respect of Collateral; Certain Releases of Collateral; etc.

          (a) Delivery and Retention of Shares of Common Stock as Collateral; Pledged Shares.

          (i) Delivery and Retention of Initial Pledged Shares; Pledged Shares. On or prior to the execution and delivery hereof, the Pledgor shall Deliver to the Collateral Agent in pledge hereunder the Maximum Number of Shares of Common Stock, free of all Transfer Restrictions (the "Initial Pledged Shares"). At any time, the Initial Pledged Shares, plus (A) the additional shares of Common Stock that have been Delivered to the Unrestricted Collateral Account at or prior to such time under this Section 2(a), minus (B) the shares of Common Stock that have been released from the Unrestricted Collateral Account at or prior to such time in accordance with Sections 2(b) or (c) below, as such aggregate number of shares is otherwise adjusted prior to or at such time in accordance with the provisions of this Section 2, shall be referred to as the "Unrestricted Pledged Shares" at such time. At any time, (A) the additional shares of Common Stock that have been Delivered to the Restricted Collateral Account at or prior to such time under this
         Section 2(a), minus (B) the shares of Common Stock that have been released from the Restricted Collateral Account at or prior to such time in accordance with Sections 2(b) or (c) below, as such aggregate number of shares is otherwise adjusted prior to or at such time in accordance with the provisions of this Section 2, shall be referred to as the "Restricted Pledged Shares" at such time. At any time, upon Pledgor's request, the Collateral Agent shall promptly advise Pledgor about the number of Unrestricted Pledged Shares and Restricted Pledged Shares at such time. The Restricted Pledged Shares and the Unrestricted Pledged Shares shall be referred to collectively as "Pledged Shares". The Pledged Shares shall be retained in the Collateral Accounts unless and until they are released in accordance with Sections 2(b) or (c). Upon delivery of any Pledged Shares to the Collateral Agent hereunder, the Pledgor shall identify to the Collateral Agent, in writing, (i) that the Initial Pledged Shares are Unrestricted Pledged Shares and
         (ii) which of the additional shares of Common Stock to be Delivered by Pledgor pursuant to this Pledge Agreement, if any, are Unrestricted Pledged Shares or Restricted Pledged Shares. The Collateral Agent shall be entitled to rely on such writing for purposes of determining whether Pledged Shares are to be retained in the Unrestricted Collateral Account or the Restricted Collateral Account and the Collateral Agent shall not in any event be responsible for failing to retain Pledged Shares in the appropriate Collateral Account.

         (ii) Delivery and Retention of Additional Shares of Common Stock in Connection with Certain Potential Adjustment Events. On (A) the Adjustment Payment Date for any Potential Adjustment Event described in clauses E(1) through (3) of the definition of "Potential Adjustment Event," (B) the last day on which shares of Common Stock may be validly tendered pursuant to any event described in clause E(4) of the definition of "Potential Adjustment Event," (C) the date of the occurrence of any event described in clause E(5) of the definition of "Potential Adjustment Event" and (D) the date determined by the Calculation Agent as the date of adjustment for any Potential Adjustment Event described in clause E of the definition of "Potential Adjustment Event" (other than any such event described in clauses E(1) through (5) of such definition) (each, a "Dilutive Adjustment Payment Date"), Pledgor shall Deliver in pledge hereunder, free of all Transfer Restrictions (other than Existing Transfer Restrictions), the number of shares of Common Stock equal to (1) the Adjustment Value of such Potential Adjustment Event, divided by (2) the Closing Price of one share of Common Stock on the Trading Day immediately preceding such Adjustment Payment Date or such other date, as the case may be, rounded to the nearest whole share; provided that such Delivery obligation may be satisfied, in full or in part, pursuant to Section 2(b)(ii)(A)(1),
         Section 2(b)(ii)(B) or Section 2(b)(ii)(C), as provided therein; provided further that the Collateral Agent, as directed by the Calculation Agent, shall deliver to Pledgor a notice of any such Potential Adjustment Event, including the Adjustment Value in respect thereof, not later than the standard settlement cycle for one share of Common Stock prior to the day on which such Delivery of additional shares of Common Stock is required hereunder. Such additional shares of Common Stock shall be retained as Restricted Pledged Shares in the Restricted Collateral Account unless and until they are released in accordance with Section 2(b) or (c).

         "Adjustment Value" means, in relation to any Potential Adjustment Event, the aggregate increase in value of Collateral required hereunder on account of adjustments to be made by the Calculation Agent to the terms of all the Tranches of Transaction I then outstanding in respect of such Potential Adjustment Event, as calculated by the Calculation Agent and notified to the Collateral Agent.

        (iii) Delivery and Retention of Additional Shares of Common Stock in Connection with DAF Treatment Events. On the Adjustment Payment Date for any Distribution Event or a Spin-Off Event that is a DAF Treatment Event, Pledgor shall Deliver in pledge hereunder, free of all Transfer Restrictions (other than Existing Transfer Restrictions), the number of shares of Common Stock such that, following the Delivery thereof, the total number of Pledged Shares shall be equal to (1) the sum of the Base Amounts for all the Tranches of Transaction I, disregarding all previous adjustments thereof pursuant to Section 7.03(c) of the Stock Purchase Agreement, multiplied by (2) the Distribution Adjustment Factor for such Distribution Event, rounded to the nearest whole share; provided that such Delivery obligation may be satisfied, in full or in part, pursuant to Section 2(b)(ii)(A)(1), as provided therein. Such additional shares of Common Stock shall be retained as Restricted Pledged Shares in the Restricted Collateral Account unless and until they are released in accordance with Section 2(b) or (c).

         (iv) For the avoidance of doubt, if, in respect of any Potential Adjustment Event, Pledgor Delivers, or causes the Delivery of, additional shares of Common Stock pursuant to Section 2(b) in a number that is less than the number required to be Delivered in respect of such Potential Adjustment Event under this Section 2(a), then a Collateral Event of Default shall occur and, in order to cure such a Collateral Event of Default, Pledgor shall Deliver, in accordance with
         Section 2(b), such additional number of shares of Common Stock as shall result in the Delivery of a total number of shares of Common Stock as is required to be Delivered in respect of such Potential Adjustment Event under this Section 2(a).

          (b) Receipt, Retention and/or Release of Proceeds in Respect of Pledged Shares.

          (i) Receipt and Retention of Proceeds. If the Collateral Agent receives any Proceeds in respect of the Unrestricted Pledged Shares, it shall retain such Proceeds as Collateral in the Unrestricted Collateral Account until they are (A) applied in accordance with one of the provisions of this Section 2(b) towards the satisfaction of Delivery requirements in respect of additional shares of Common Stock pursuant to Section 2(a) above or (B) released in accordance with one of the provisions of this Section 2(b) or Section 2(c) below. If the Collateral Agent receives any Proceeds in respect of the Restricted Pledged Shares, it shall retain such Proceeds as Collateral in the Restricted Collateral Account until they are (A) applied in accordance with one of the provisions of this Section 2(b) towards the satisfaction of Delivery requirements in respect of additional shares of Common Stock pursuant to Section 2(a) above or (B) released in accordance with one of the provisions of this Section 2(b) or Section 2(c) below. The Collateral Agent is taking action pursuant to this Section 2(b) and Section 2(c) at the instruction of Secured Party.

         (ii) Release of Certain Collateral in Connection with Certain Potential Adjustment Events (including Distribution Events).


                       (A) On (i) the Adjustment Payment Date for any DAF
                  Treatment Event or any Potential Adjustment Event described in clauses E(1) or (2) of the definition of "Potential Adjustment Event," or (ii) the date determined by the Calculation Agent as the date of adjustment for any Potential Adjustment Event described in clause E of the definition of "Potential Adjustment Event" (other than any such event (a) that is described in clauses E(1) through (5) of the definition of "Potential Adjustment Event," (b) that is similar to a tender offer or exchange offer or (c) that involves issuance of any securities, rights, warrants or other assets that are not transferable), Pledgor may, subject to Section 2(a)(iii):

                           (1)      instruct the Collateral Agent in writing to:

                                    (x) if such Potential Adjustment Event
                                    involves issuance of any securities, rights, warrants or other assets (such assets, except for cash or shares of Common Stock, the "Adjustment Assets"), sell through the Designated Broker on such Adjustment Payment Date all Adjustment Assets issued in connection with such Potential Adjustment Event in respect of the Pledged Shares that are deposited in the Collateral Accounts at such time and all Proceeds (other than cash or shares of Common Stock) received in respect of the Pledged Shares that have been lent out pursuant to Section 2(e) at such time from the Borrower of such Pledged Shares in respect of such Potential Adjustment Event pursuant to the Share Lending Agreement (the "Stock Loan Adjustment Assets"); and/or

                                    (y)  if such Potential Adjustment Event
                                    involves distribution of cash and/or
                                    issuance of any

                                    Adjustment Assets and/or Stock Loan
                                    Adjustment Assets, use cash distributed in connection with such Potential Adjustment Event in respect of the Pledged Shares that are deposited in the Collateral Accounts at such time and/or the Proceeds received from the sale of such Adjustment Assets and/or such Stock Loan Adjustment Assets pursuant to Section 2(b)(ii)(A)(1)(x) above and/or cash Proceeds received in respect of the Pledged Shares that have been lent out pursuant to Section 2(e) at such time from the Borrower of such Pledged Shares in respect of such Potential Adjustment Event pursuant to the Share Lending Agreement, to purchase through the Designated Broker additional shares of Common Stock at the Closing Price of Common Stock on the Adjustment Payment Date for such Potential Adjustment Event; and/or

                                    (z) if such Potential Adjustment Event
                                    involves distribution of shares of Common
                                    Stock and/or cash and/or any Adjustment
                                    Assets and/or Stock Loan Adjustment Assets, apply towards satisfaction of Pledgor's obligation under Section 2(a)(ii) to Deliver additional shares of Common Stock in respect of such Potential Adjustment Event all the shares of Common Stock received in connection with such Potential Adjustment Event, whether directly or as Proceeds in respect of the Pledged Shares that have been lent out pursuant to Section 2(e) at such time from the Borrower of such Pledged Shares in respect of such Potential Adjustment Event pursuant to the Share Lending Agreement, and/or purchased pursuant to Section 2(b)(ii)(A)(1)(y) above in respect of such Potential Adjustment Event, and credit such additional shares of Common Stock to the Restricted Collateral Account, and hold such shares as Restricted Pledged Shares hereunder, and/or

                                (2)         following discharge in full of
                           Pledgor's obligation under Section 2(a)(ii) or (iii) to Deliver additional shares of Common Stock in respect of such Potential Adjustment Event, request the release of any and all the Adjustment Assets, Stock Loan Adjustment Assets, cash Proceeds and/or shares of Common Stock received by the Collateral Agent in respect of such Potential Adjustment Event, and the Collateral Agent shall promptly release such Collateral.

                       (B) On the last day on which shares of Common Stock may
                  be validly tendered pursuant to any event described in (i) clause E(3) or (4) of the definition of "Potential Adjustment Event" or (ii) clause E of the definition of "Potential Adjustment Event" that is similar to a tender offer or exchange offer (other than any such event that is described in clauses E(1) through (5) of the definition of "Potential Adjustment Event"), Pledgor may instruct the Collateral Agent in writing to:

                                (1) in respect of the Pledged Shares that are
                           deposited in the Collateral Accounts at such time, if any, (x) tender all such Pledged Shares subject to such tender or exchange offer in compliance with the terms of such offer and (y) apply the Proceeds received in such tender or exchange offer, on the date on which such Proceeds are received, in accordance with the procedures set forth in clauses
                           (x) through (z) of Section 2(b)(ii)(A)(1) above, and

                                (2) in respect of the Pledged Shares that have
                           been lent out pursuant to Section 2(e) below at such time, apply Proceeds received from the Borrower of such Pledged Shares in respect of such Potential Adjustment Event pursuant to the Share Lending Agreement in accordance with the procedure set forth in clauses (x) through (z) of Section 2(b)(ii)(A)(1) above;

                  and, for so long as Pledgor does not revoke such instruction, if any, Pledgor's obligation to Deliver additional shares of Common Stock in respect of such Potential Adjustment Event pursuant to Section 2(a)(ii) shall be deemed discharged and satisfied; provided that such Delivery obligation shall be finally discharged and satisfied in full only if the number of shares of Common Stock credited to the Collateral Account pursuant to clause (z) of Section 2(b)(ii)(A)(1) towards satisfaction of Pledgor's obligation under Section 2(a)(ii) to Deliver additional shares of Common Stock in respect of such Potential Adjustment Event is sufficient to satisfy such obligation.

                       (C) On (i) the date of the occurrence of any event
                  described in clause E(5) of the definition of "Potential Adjustment Event" or (ii) the Adjustment Payment Date for any Potential Adjustment Event described in (x) clauses E(1) or
                  (2) of the definition thereof or (y) clause E of the definition thereof that involves issuance of any securities, rights, warrants or other assets that are not transferable (other than any such event that is described in clauses E(1) through (5) of the definition of "Potential Adjustment Event"), which, in each case, involves issuance of any securities, rights, warrants or other assets that are, on the Adjustment Payment Date, not transferable, but are convertible, exercisable or exchangeable,

                                (1) in respect of the Pledged Shares that are
                           deposited in the Collateral Accounts at such time, if the liquidation value of assets then held in the Collateral Account (other than (I) the Pledged Shares, (II) any assets issued in respect of any Potential Adjustment Event or (III) any Proceeds in respect of the Pledged Shares that have been lent out pursuant to Section 2(e) below at such time) (the "Liquid Surplus Assets"), as determined by the Calculation Agent and notified to the Collateral Agent, is equal to or greater than the Exercise Price (as defined below), Pledgor may instruct the Collateral Agent in writing:

                                    (x)(a) to liquidate the Liquid Surplus
                                    Assets, in a manner that the Pledgor
                                    determines as appropriate in its sole
                                    discretion, in order to make the payment of the Exercise Price, as contemplated under
                                    Section 2(b)(ii)(C)(1)(x)(b) below; and

                                            (b) to convert, exercise or exchange
                                            assets received in respect of such
                                            Potential Adjustment Event in
                                            compliance with the terms of such
                                            Potential Adjustment Event and to
                                            pay any amount payable in connection
                                            with such conversion, exercise or
                                            exchange (the "Exercise Price") from
                                            the Liquid Surplus Assets,
                                            whereupon, until such instructions
                                            are
                                            revoked or such Exercise Price is
                                            paid, the Collateral Agent shall not
                                            release any Collateral to Pledgor;
                                            and

                                    (y) to apply the Proceeds received as a
                                    result of such exercise, conversion or
                                    exchange, on the date on which such Proceeds are received, in accordance with the procedures set forth in clauses (x) through
                                    (z) of Section 2(b)(ii)(A)(1) above; and

                                (2) in respect of the Pledged Shares that have
                           been lent out pursuant to Section 2(e) below at such time, Pledgor shall instruct the Collateral Agent to apply Proceeds received from the Borrower of such Pledged Shares in respect of such Potential Adjustment Event pursuant to the Share Lending Agreement in accordance with the procedure set forth in clauses (x) through (z) of Section 2(b)(ii)(A)(1) above, and for so long as Pledgor does not revoke such instruction, if any, Pledgor's obligation to Deliver additional shares of Common Stock in respect of such Potential Adjustment Event pursuant to Section 2(a)(ii) shall be deemed discharged and satisfied; provided that such Delivery obligation shall be finally discharged and satisfied in full only if the aggregate number of shares of Common Stock credited to the Collateral Accounts pursuant to clause (z) of Section 2(b)(ii)(A)(1) towards satisfaction of Pledgor's obligation under Section 2(a)(ii) to Deliver additional shares of Common Stock in respect of such Potential Adjustment Event is sufficient to satisfy such obligation.

        (iii) Retention of Additional Shares upon Same Common Stock Adjustment Event. On the Adjustment Payment Date for any Same Common Stock Adjustment Event, the Collateral Agent shall credit to the Unrestricted Collateral Account all shares of Common Stock received if any in respect of the Unrestricted Pledged Shares on account of such Same Common Stock Adjustment Event, and hold such shares as Unrestricted Pledged Shares hereunder and credit to the Restricted Collateral Account all shares of Common Stock received in respect of the Restricted Pledged Shares on account of such Same Common Stock Adjustment Event, and hold such shares as Restricted Pledged Shares hereunder.

         (iv) Retention of New Shares upon Merger Event. Unless all the Tranches of Transaction I have been terminated by Secured Party under the Stock Purchase Agreement, on the date on which any Merger Event is consummated, the Collateral Agent shall credit to the Unrestricted Collateral Account all shares of Common Stock or New Common Stock received in respect of the Unrestricted Pledged Shares as a result of such Merger Event, and to hold such shares as Unrestricted Pledged Shares hereunder, and the Collateral Agent shall credit to the Restricted Collateral Account all shares of Common Stock or New Common Stock received in respect of the Restricted Pledged Shares as a result of such Merger Event, and to hold such shares as Restricted Pledged Shares hereunder.

          (c)   Certain Additional Delivery Obligations and Releases of
Collateral.

          (i) Release of Excess Shares. On or promptly after the Hedging Termination Date, upon notice from the Calculation Agent, the Collateral Agent shall release to Pledgor the excess (if any) of (x) the Maximum Number of Shares of Common Stock held by it as Pledged Shares pursuant to Section 2(a)(i), as adjusted pursuant to the provisions of Section 2(a), over (y) the sum, as of such date, of the Base Amounts for all the Tranches of Transaction I that have been established under the Stock Purchase Agreement.

         (ii) Settlement of any Tranche. On the Settlement Date for each Tranche of Transaction I, unless Pledgor shall have otherwise effected the deliveries required by Section 2.02 of the Stock Purchase Agreement in respect of such Tranche or shall have delivered the Cash Settlement Amount for such Tranche to Secured Party in lieu of shares of Common Stock in accordance with Section 2.03 of the Stock Purchase Agreement on the Settlement Date for such Tranche, upon notice from the Calculation Agent, the Collateral Agent shall deliver (and Pledgor hereby irrevocably instructs the Collateral Agent to deliver) to Secured Party, in full or partial, as the case may be, satisfaction of Pledgor's obligations to deliver shares of Common Stock to Secured Party on the Settlement Date for such Tranche pursuant to the Stock Purchase Agreement all Free Shares of Common Stock retained in the Unrestricted Collateral Account (but not in excess of the sum of Settlement Shares for all the Averaging Dates for such Tranche, all as calculated by the Calculation Agent and notified to the Collateral Agent) and, if such shares are not sufficient to satisfy such obligations, Free Shares of Common Stock retained in the Restricted Collateral Account. Upon any such delivery, Secured Party shall hold such Settlement Shares absolutely and free from any claim or right whatsoever (including, without limitation, any claim or right of Pledgor). Following the delivery of such Settlement Shares to Secured Party in respect of any Tranche of Transaction I, the Collateral Agent, upon notice from the Calculation Agent, shall release to Pledgor first, all remaining shares of Common Stock retained in the Restricted Collateral Account to Pledgor and then, all remaining shares of Common Stock retained in the Unrestricted Collateral Account; provided, that, following such release, the number of Pledged Shares retained in the Collateral Accounts shall be equal to, or greater than, the total number of shares of Common Stock that at such time is required to be pledged under Section 2(a) in respect of the Base Amounts for all the other Tranches of Transaction I then outstanding, all as calculated by the Calculation Agent and notified to the Collateral Agent.

        (iii) Release of Shares following Cash Settlement of any Tranche. On or promptly after the Settlement Date for any Tranche, following receipt of a certificate from the Secured Party confirming payment in full of the Cash Settlement Amount for such Tranche by Pledgor pursuant to
         Section 2.03 of the Stock Purchase Agreement, if so requested in writing by Pledgor, the Collateral Agent, upon notice from the Calculation Agent, shall release to Pledgor first, all remaining shares of Common Stock retained in the Restricted Collateral Account to Pledgor and then, all remaining shares of Common Stock retained in the Unrestricted Collateral Account; provided that, following such release, the number of Pledged Shares retained in the Collateral Accounts shall be equal to, or greater than, the total number of shares of Common Stock that at such time is required to be pledged under Section 2(a) in respect of the Base Amounts for all the other Tranches of Transaction I then outstanding, all as calculated by the Calculation Agent and notified to the Collateral Agent.


         (iv) Termination of any Tranche. Following a Complete Termination or a Partial Termination, as the case may be, of any Tranche under Section
         7.07 of the Stock Purchase Agreement, unless Pledgor shall have otherwise effected the deliveries required by Section 7.07 of the Stock Purchase Agreement in respect of such Tranche, the Collateral Agent, upon notice from the Calculation Agent, shall deliver (and Pledgor hereby irrevocably instructs the Collateral Agent to deliver) to Secured Party, all Free Shares retained in the Unrestricted Collateral Account (but not in excess of the number of the Acceleration Shares of such Tranche in such Complete Termination or, not in excess of the pro rata number of Acceleration Shares of such Tranche subject to such Partial Termination, as the case may be), as calculated by the Calculation Agent and notified to the Collateral Agent, and, if such shares are not sufficient to meet such delivery requirements, Free Shares retained in the Restricted Collateral

         Account; provided, that if the Collateral Agent proceeds to realize upon any collateral pledged under this Pledge Agreement and applies the proceeds of such realization as provided in Section 9(d) hereof, then, to the extent of such application of proceeds, Seller's obligation to deliver Free Shares pursuant to this paragraph shall be deemed to be an obligation to deliver an amount of cash equal to the Termination Amount for such Tranche. Upon any such delivery, Secured Party shall hold such Free Shares absolutely and free from any claim or right whatsoever (including, without limitation, any claim or right of Pledgor). If, following the delivery of such Free Shares to Secured Party in respect of any Tranche of Transaction I that has been terminated, one or more other Tranches of Transaction I remain outstanding, the Collateral Agent, upon notice from the Calculation Agent, shall release to Pledgor first, all shares in the Restricted Collateral Account, and then, all remaining shares of Common Stock in the Unrestricted Collateral Account; provided, that, following such release, the number of Pledged Shares retained in the Collateral Accounts shall be equal to, or greater than, the total number of shares of Common Stock that at such time is required to be pledged under Section 2(a) in respect of the Base Amounts for all the other Tranches of Transaction I then outstanding, all as calculated by the Calculation Agent and notified to the Collateral Agent.

          (d)   [reserved]

          (e) Approved Stock Loan Transactions. The Collateral Agent may, from time to time, on Pledgor's behalf and as Pledgor's agent, lend all or a portion of the Unrestricted Pledged Shares in accordance with the provisions of this
Section 2(e). The Collateral Agent is taking action pursuant to this Section 2(e) at the instruction of Secured Party.

          (i) Pledgor hereby instructs the Collateral Agent to enter on Pledgor's behalf, as Pledgor's agent, into the Share Lending Agreement (the "Share Lending Agreement") substantially in the form of Exhibit A hereto. Pledgor hereby acknowledges and agrees to all the representations, warranties and covenants made on its behalf in the Share Lending Agreement.

         (ii) Pledgor hereby instructs the Collateral Agent to commence lending any or all of the Unrestricted Pledged Shares pursuant to the provisions of the Share Lending Agreement promptly following the execution thereof.

        (iii) Pledgor may, by notice to the Collateral Agent (without a requirement of Secured Party consenting to such notice at the time when such notice is given), instruct the Collateral Agent to terminate loans of any or all of the Unrestricted Pledged Shares pursuant to Section 6 of the Share Lending Agreement and cause such Unrestricted Pledged Shares to be returned to the Unrestricted Collateral Account.

         (iv) Immediately upon receipt by the Collateral Agent of any Unrestricted Pledged Shares returned upon termination of a loan of Pledged Shares, the Collateral Agent shall deposit such Unrestricted Pledged Shares in the Unrestricted Collateral Account.

          (v) Immediately upon receipt by the Collateral Agent of any Proceeds in respect of Unrestricted Pledged Shares lent in accordance with the Share Lending Agreement, the Collateral Agent shall deposit such Proceeds in the Unrestricted Collateral Account and apply such Proceeds in accordance with Section 2 hereof.

         (vi) Pledgor represents and covenants that it will not cause any loans of Unrestricted Pledged Shares to be made, and will terminate any such loans pursuant to Section 2(e)(iii) hereof, if any such loan would contravene, or conflict with any provision of, applicable law or regulation.


          (f) Delivery of Collateral by Pledgor. If, notwithstanding any other provision of this Agreement, Pledgor receives (i) additional shares of Common Stock issued or distributed in respect of the Pledged Shares or (ii) any other shares of Common Stock, cash or other assets which are required to be Collateral hereunder, Pledgor shall immediately Deliver to the Collateral Agent all such shares, such security entitlements, such cash, or such other assets, as the case may be, and shall identify the same as being required to be retained in the Restricted Collateral Account. All such shares, such security entitlements, such cash and such other assets shall be retained in the Restricted Collateral Account, unless and until they are released in accordance with Section 2(b) or
Section 2(c).

         SECTION 3. The Security Interests. In order to secure the full and punctual observance and performance of the covenants and agreements contained herein and in the Stock Purchase Agreement:

          (a) Pledgor hereby assigns and pledges to the Collateral Agent, as agent of and for the benefit of Secured Party, and grants to the Collateral Agent, as agent of and for the benefit of Secured Party, security interests in and to, and a lien upon and right of set-off against, and transfers to the Collateral Agent, as agent of and for the benefit of Secured Party, as and by way of a security interest having priority over all other security interests, with power of sale, all of its right, title and interest in and to (i) the Pledged Shares, (ii) the Collateral Accounts and all securities and investments, including the Pledged Shares, and other financial assets (as defined in Section 8-102 and 8-103 of the UCC), funds, property, and other assets from time to time held therein or credited thereto; (iii) the Share Lending Agreement and all rights thereunder;
(iv) all additions to and substitutions for the foregoing; (v) all income, Proceeds, other proceeds and collections received or to be received, or derived or to be derived, now or at any time hereafter (whether before or after the commencement of any proceeding under applicable bankruptcy, insolvency or similar law, by or against Pledgor, with respect to Pledgor) from or in connection with any of the items mentioned in clauses (i), (ii), (iii) and (iv) (including, without limitation, any shares of capital stock issued by the Company in respect of any Collateral or any cash, securities or other property distributed in respect of or exchanged for any Collateral, or into which any Collateral is converted, and any security entitlements in respect of any of the foregoing); and (vi) all powers, rights and privileges of the Pledgor, including rights of enforcement, with respect to the foregoing, in each case whether now owned or existing or hereafter acquired or arising (collectively called the "Collateral"). The Collateral Agent shall have all of the rights, remedies and recourses with respect to the Collateral afforded a secured party by the UCC, in addition to, and not in limitation of, the other rights, remedies and recourses afforded to the Collateral Agent by this Agreement.

          (b) Each of the Collateral Accounts is hereby established with the Securities Intermediary as a securities account in the name and under the control of the Collateral Agent into which there shall be deposited from time to time or to which there shall be credited the Collateral required to be delivered to the Collateral Agent pursuant to this Agreement. Except to the extent released pursuant to Section 2(b) or 2(c), any income received by the Collateral Agent with respect to the balance or assets from time to time standing to the credit of a Collateral Account, shall remain, or be deposited, in such Collateral Account. All right, title and interest in and to the Collateral on deposit or credited from time to time in the Collateral Accounts, shall vest in the Collateral Agent, shall constitute part of the Collateral hereunder and shall not constitute payment of any obligation under the Stock Purchase Agreement or this Agreement until applied thereto as hereinafter provided. Cash on deposit in the Collateral Accounts shall be invested, and any proceeds thereof shall be reinvested, in the U.S. Government Fund of the Wilmington Funds, an affiliate of WTC. The Collateral Agent shall sell or liquidate and release the foregoing investments, in accordance with the written instructions received by it from the Secured Party.

         (c) The Security Interests are granted as security only and shall not subject the Collateral Agent, the Securities Intermediary or Secured Party to, or transfer or in any way affect or modify, any obligation or liability of Pledgor with respect to any of the Collateral or any transaction in connection therewith.

          (d) The Collateral Agent, the Securities Intermediary and the other parties hereto expressly agree that all rights, assets and property held at any time in the Collateral Account shall be treated as financial assets as described in Sections 8-102(a)(9) and 8-103 of the UCC.

         SECTION 4. Representations and Warranties of Pledgor. Pledgor hereby represents and warrants to the Collateral Agent, the Securities Intermediary and Secured Party that:

          (a) Pledgor (i) owns and, at all times prior to the release of the Collateral pursuant to the terms of this Agreement, will own the Collateral free and clear of any Liens (other than the Security Interests) or Transfer Restrictions (other than Existing Transfer Restrictions) and (ii) is not and will not become a party to or otherwise bound by any agreement, other than this Agreement and the Share Lending Agreement, that (x) restricts in any manner the rights of any present or future owner of the Collateral with respect thereto or
(y) provides any Person other than the Pledgor, the Collateral Agent, the Secured Party or the Securities Intermediary with control (as defined in Section 8-106 of the UCC) with respect to any Collateral.

          (b) Other than this Agreement, UCC-1 financing statements in the form of Exhibit A hereto filed in the filing offices specified in Exhibit B hereto, or other similar or equivalent documents or instruments with respect to the Security Interests, no financing statement, security agreement or similar or equivalent document or instrument covering all or any part of the Collateral is on file or of record in any jurisdiction in which such filing or recording would be effective to perfect a lien, security interest or other encumbrance of any kind on such Collateral.

          (c) All Collateral consisting of securities (as defined in Sections 8-102(a)(15) and 8-103 of the UCC) at any time pledged hereunder and all financial assets underlying security entitlements at any time pledged hereunder are and will be issued by an issuer organized under the laws of the United States, any State thereof or the District of Columbia and (i) certificated (and the certificate or certificates in respect of such securities and financial assets are and will be located in the United States) and registered in the name of the Collateral Agent or held through the Securities Intermediary or (ii) uncertificated and either registered in the name of the Collateral Agent or held through the Securities Intermediary.

          (d) Upon the execution and delivery of this Agreement by the parties hereto and (i) in the case of Collateral consisting of investment property (as defined in Section 9-115(1)(f) of the UCC), the Delivery of such Collateral to the Collateral Agent, and (ii) in the case of Collateral consisting of general intangibles (as defined in Section 9-106 of the UCC), the filing of UCC-1 financing statements in the form of Exhibit A hereto in the filing offices specified in Exhibit B hereto, (A) the Collateral Agent will have, for the benefit of Secured Party, a valid and perfected security interest in, and, in the case of any such Collateral consisting of investment property, control (within the meaning of Section 8-106 and Section 9-115(1)(e) of the UCC) with respect to, the Collateral, subject to no prior Lien, (B) in the case of Collateral consisting of securities (as defined in Sections 8-102(a)(15) and 8-103 of the UCC), the Collateral Agent will be a protected purchaser (as defined in Section 8-103 of the UCC) in respect thereof and (C) in the case of Collateral consisting of security entitlements, no action based on an adverse claim thereto, whether framed in conversion, replevin, constructive trust, equitable lien, or other theory, may be asserted against the Collateral Agent or the Secured Party.

          (e) No registration, recordation or filing with any governmental body, agency or official is required in connection with the execution and delivery of this Agreement or necessary for the validity or enforceability hereof or for the perfection or enforcement of the Security Interests other than the filing of UCC-1 financing statements in the form of Exhibit A hereto in the filing offices specified in Exhibit B hereto.

          (f) Pledgor has not performed and will not perform any acts that could reasonably be expected to prevent the Collateral Agent from enforcing any of the terms of this Agreement or that could reasonably be expected to limit the Collateral Agent in any such enforcement.

          (g) The Location of Pledgor is the address set forth in Section 11(d), and under the Uniform Commercial Code as in effect in such Location, no local filing is required to perfect a security interest in collateral consisting of general intangibles.

          (h) Pledgor has, and will have, the power to grant to the Collateral Agent for the benefit of Secured Party a perfected security interest in, and lien on, any Collateral Delivered or at any time to be Delivered hereunder and has taken, and will take, all necessary action to authorize the granting of that security interest and lien.

         SECTION 5. Representations, Warranties and Agreements of the Collateral Agent and the Securities Intermediary.

          (a) Representations, Warranties and Agreements of the Collateral Agent. The Collateral Agent represents and warrants to, and agrees with, Pledgor and Secured Party that:

          (i) the Collateral Agent is a corporation, duly formed, validly existing and in good standing under the laws of the State of Delaware, and has all powers and all material governmental licenses, authorizations, consents and approvals required to enter into, and perform its obligations under, this Agreement;

         (ii) the execution, delivery and performance by the Collateral Agent of this Agreement have been duly authorized by all necessary action on the part of the Collateral Agent and do not and will not violate, contravene or constitute a default under any provision of applicable law or regulation or of the certificate of incorporation or by-laws of the Collateral Agent or of any material agreement, judgment, injunction, order, decree or other instrument binding upon the Collateral Agent; and

        (iii) this Agreement constitutes a valid and binding agreement of the Collateral Agent enforceable against the Collateral Agent in accordance with its terms.

          (b) Representations, Warranties and Agreements of the Securities Intermediary. The Securities Intermediary represents and warrants to, and agrees with, Pledgor, Secured Party and the Collateral Agent that:

          (i) the Securities Intermediary is a corporation, duly formed, validly existing and in good standing under the laws of the State of Delaware, and has all powers and all material governmental licenses, authorizations, consents and approvals required to enter into, and perform its obligations under, this Agreement;

         (ii) the execution, delivery and performance by the Securities Intermediary of this Agreement have been duly authorized by all necessary action on the part of the Securities Intermediary and do not and will not violate, contravene or constitute a default under any provision of applicable law or regulation or of the certificate of incorporation or by-laws of the Securities Intermediary or of any material agreement, judgment, injunction, order, decree or other instrument binding upon the Securities Intermediary;

        (iii) this Agreement constitutes a valid and binding agreement of the Securities Intermediary enforceable against the Securities Intermediary in accordance with its terms;

         (iv) the Securities Intermediary is a "securities intermediary" within the meaning of Section 8-102(a)(14) of the UCC and in maintaining the Collateral Account hereunder is acting in such capacity;

          (v) the Collateral Account is a "securities account" within the meaning of Section 8-501(a) of the UCC;

         (vi) the Securities Intermediary has not and will not enter into any agreement, other than this Agreement and any Share Lending Agreement entered into pursuant to Section 2(e) pursuant to which any person other than the Pledgor, the Collateral Agent or the Secured Party, has or will have control (within the meaning of Section 8-106 of the UCC) with respect to any Collateral; and

        (vii) the Securities Intermediary hereby agrees that all liens, pledges and other security interests of any kind or nature held by it (other than liens, pledges and security interests arising hereunder) in any of the Collateral securing any obligation to the Securities Intermediary (either in such capacity or in any other capacity) (collectively, "Other Liens") shall be subordinate and junior to the liens, pledges and security interests in the Collateral arising hereunder and that the Securities Intermediary will take no action to enforce any Other Liens so long as any obligation under the Stock Purchase Agreement or hereunder (whether or not then due) should remain unsatisfied.

         SECTION 6. Certain Covenants of Pledgor. Pledgor agrees that, so long as any of its obligations under the Stock Purchase Agreement remain outstanding:

          (a) Pledgor shall, at its own expense and in such manner and form as Secured Party or the Collateral Agent may require, give, execute, deliver, file and record any financing statement, notice, instrument, document, agreement or other papers that may be necessary or desirable in order to create, preserve, perfect, substantiate, validate or vest control (within the meaning of Section 8-106 of the UCC) in respect of any security interest granted pursuant hereto or to enable the Collateral Agent to exercise and enforce its rights and the rights of Secured Party hereunder with respect to such security interest. To the extent permitted by applicable law, Pledgor hereby authorizes the Collateral Agent to execute and file, in the name of Pledgor or otherwise, UCC financing or continuation statements

(which may be carbon, photographic, photostatic or other reproductions of this Agreement or of a financing statement relating to this Agreement) that the Secured Party in its sole discretion may deem necessary or appropriate to further perfect, or maintain the perfection of, the Security Interests.

          (b) Pledgor shall warrant and defend its title to the Collateral, subject to the rights of the Collateral Agent and Secured Party, against the claims and demands of all Persons. The Collateral Agent and Secured Party (or, as they may agree, one of them) may elect, but without an obligation to do so, to discharge any Lien of any third party on any of the Collateral.

          (c) Pledgor agrees that it shall not change (1) its name or identity in any manner or (2) its Location, unless in either case (A) it shall have given the Collateral Agent not less than 30 days' prior notice thereof and (B) such change shall not cause any of the Security Interests to become unperfected, cause the Collateral Agent to cease to have control (within the meaning of Section 8-106 of the UCC) in respect thereof or subject any Collateral to any other Lien.

          (d) Pledgor agrees that it shall not (1) create or permit to exist any Lien (other than the Security Interests) or any Transfer Restriction upon or with respect to the Collateral, (2) sell or otherwise dispose of, or grant any option with respect to, any of the Collateral or (3) enter into or consent to any agreement pursuant to which any Person other than the Pledgor, the Collateral Agent, the Secured Party and the Securities Intermediary has or will have control (within the meaning of Section 8-106 of the UCC) in respect of any Collateral.

         SECTION 7. Administration of the Collateral and Valuation of the Securities.

          (a) The Collateral Agent shall promptly give to Pledgor copies of any notices and communications received by the Collateral Agent with respect to Common Stock pledged hereunder registered, or held through the Securities Intermediary, in the name of the Collateral Agent or its nominee.

          (b) Pledgor agrees that it shall forthwith upon demand pay to the Collateral Agent:

           (i) the amount of any taxes that the Collateral Agent, the Securities Intermediary or Secured Party may have been required to pay by reason of the Security Interests or to free any of the Collateral from any Lien thereon, and

          (ii) the amount of any and all reasonable out-of-pocket expenses, including the reasonable fees and disbursements of counsel and of any other experts, that the Collateral Agent, the Securities Intermediary or Secured Party may incur in connection with (A) the enforcement of this Agreement, including such expenses as are incurred to preserve the value of the Collateral and the validity, perfection, rank and value of the Security Interests, (B) the collection, sale or other disposition of any of the Collateral, (C) the exercise by the Collateral Agent of any of the rights conferred upon it hereunder or (D) any Event of Default.

         Any such amount not paid on demand shall bear interest (computed on the basis of a year of 360 days and payable for the actual number of days elapsed) at a rate equal to 30-Day-LIBOR calculated as of the date of such demand and reset monthly, as determined by the Calculation Agent.

         SECTION 8. Income and Voting Rights in Collateral. (a) Subject to
Section 2(b)(i) of this Agreement, the Collateral Agent shall have the right to receive and retain as Collateral hereunder all Proceeds of the Collateral, and Pledgor shall take all such reasonable action as the Secured Party shall deem necessary or appropriate to give effect to such right.

          (b) Unless an Event of Default with respect to the Seller shall have occurred and be continuing, Pledgor shall have the right, from time to time, to vote and to give consents, ratifications and waivers with respect to the Pledged Shares that are deposited in the Collateral Account at such time, and the Collateral Agent shall, upon receiving a written request from Pledgor accompanied by a certificate of an Authorized Officer of Pledgor stating that no Event of Default with respect to the Seller has occurred and is continuing, deliver to Pledgor or as specified in such request such proxies, powers of attorney, consents, ratifications and waivers in respect of any of the Pledged Shares that are deposited in the Collateral Account at such time and that are registered, or held through the Securities Intermediary, in the name of the Collateral Agent or its nominee as shall be specified in such request and shall be in form and substance satisfactory to the Collateral Agent.

          (c) If an Event of Default shall have occurred and be continuing, the Collateral Agent upon the written instruction of the Secured Party shall have the right, to the extent permitted by law, and Pledgor shall take all such action as may be necessary or appropriate to give effect to such right, to vote and to give consents, ratifications and waivers, and to take any other action with respect to any or all of the Collateral with the same force and effect as if the Collateral Agent were the absolute and sole owner thereof.

         SECTION 9. Remedies upon Events of Default with respect to Seller. (a) If any Event of Default with respect to Seller shall have occurred and be continuing, the Collateral Agent may exercise on behalf of Secured Party and upon the written instruction of the Secured Party all the rights of a secured party under the Uniform Commercial Code (whether or not in effect in the jurisdiction where such rights are exercised) and, in addition, without being required to give any notice, except as herein provided or as may be required by mandatory provisions of law, shall: (i) deliver all Collateral consisting of shares of Common Stock (but not in excess of the number thereof deliverable under the Stock Purchase Agreement at such time, provided that all shares retained in the Unrestricted Collateral Account shall be Delivered prior to the Delivery of any shares retained in the Restricted Collateral Account) to Secured Party on the second Trading Day after the date of the Acceleration Amount Notice relating to such Event of Default (the "Default Settlement Date") in satisfaction of Pledgor's obligations to deliver Common Stock under the Stock Purchase Agreement, whereupon Secured Party shall hold such shares of Common Stock absolutely free from any claim or right of whatsoever kind, including any equity or right of redemption of Pledgor that may be waived or any other right or claim of Pledgor, and Pledgor, to the extent permitted by law, hereby specifically waives all rights of redemption, stay or appraisal that it has or may have under any law now existing or hereafter adopted; and (ii) if the Secured Party shall notify the Collateral Agent that such delivery is insufficient to satisfy in full all of the obligations of Pledgor under the Stock Purchase Agreement or hereunder, sell all of the remaining Collateral, or such lesser portion thereof as may be necessary to generate proceeds sufficient to satisfy in full all of the obligations of Pledgor under the Stock Purchase Agreement or hereunder, at public or private sale or at any broker's board or on any securities exchange, for cash, upon credit or for future delivery, and at such price or prices as the Secured Party may deem satisfactory. Pledgor covenants and agrees that it will execute and deliver such documents and take such other action as the Secured Party deems necessary or advisable in order that any such sale may be made in compliance with law. Upon any such sale the Collateral Agent shall have the right to deliver, assign and transfer to the buyer thereof the Collateral so sold. Each buyer at any such sale shall hold the Collateral so sold absolutely and free from any claim or right of whatsoever kind, including any equity or right of redemption of Pledgor that may be waived or any other right or claim of Pledgor, and Pledgor, to the extent permitted by law, hereby specifically waives all rights of redemption, stay or appraisal that it has or may have under any law now existing or hereafter adopted. The notice (if any) of such sale required by Section 9-504 of the UCC shall (1) in case of a public sale, state the time and place fixed for such sale, (2) in case of sale at a broker's board or on a securities exchange, state the board or exchange at which such sale is to be made and the day on which the Collateral, or the portion thereof so being sold, will first be offered for sale at such board or exchange, and (3) in the case of a private sale, state the day after which such sale may be consummated. Any such public sale shall be held at such time or times within ordinary business hours (and, in the case of a sale on a securities exchange, within trading hours on such exchange) and at such place or places as the Secured Party may advise in writing the Collateral Agent to fix in the notice of such sale. At any such sale the Collateral may be sold in one lot as an entirety or in separate parcels, as the Secured Party may determine. The Collateral Agent and the Secured Party shall not be obligated to make any such sale pursuant to any such notice. The Collateral Agent may, without notice or publication, upon instruction of the Secured Party, adjourn any public or private sale or cause the same to be adjourned from time to time by announcement at the time and place fixed for the sale, and such sale may be made at any time or place to which the same may be so adjourned. In case of any sale of all or any part of the Collateral on credit or for future delivery, the Collateral so sold may be retained by the Collateral Agent until the selling price is paid by the buyer thereof, but the Collateral Agent shall not incur any liability in case of the failure of such buyer to take up and pay for the Collateral so sold and, in case of any such failure, such Collateral may again be sold upon like notice. The Collateral Agent, instead of exercising the power of sale herein conferred upon it, may proceed by a suit or suits at law or in equity to foreclose the Security Interests and sell the Collateral, or any portion thereof, under a judgment or decree of a court or courts of competent jurisdiction. In exercising its rights and powers hereunder the Secured Party may act directly or through the Collateral Agent.

          (b) Pledgor hereby irrevocably appoints the Collateral Agent its true and lawful attorney, with full power of substitution, in the name of Pledgor, the Collateral Agent or Secured Party or otherwise, for the sole use and benefit of the Collateral Agent and Secured Party, but at the expense of Pledgor, to the extent permitted by law, to exercise, upon the instruction of the Secured Party, at any time and from time to time while an Event of Default has occurred and is continuing, all or any of the following powers with respect to all or any of the
Collateral:

          (i) to demand, sue for, collect, receive and give acquittance for any and all monies due or to become due upon or by virtue thereof,

         (ii) to settle, compromise, compound, prosecute or defend any action or proceeding with respect thereto,

        (iii) to sell, transfer, assign or otherwise deal in or with the same or the proceeds or avails thereof, as fully and effectually as if the Collateral Agent were the absolute owner thereof (including, without limitation, the giving of instructions and entitlement orders in respect thereof), and

         (iv) to extend the time of payment of any or all thereof and to make any allowance and other adjustments with reference thereto;

provided that the Collateral Agent shall give Pledgor not less than one day's prior written notice of the time and place of any sale or other intended disposition of any of the Collateral, except any Collateral that threatens to decline speedily in value, including, without limitation, equity securities, or is of a type customarily sold on a recognized market. The Collateral Agent and Pledgor agree that such notice constitutes "reasonable notification" within the meaning of Section 9- 504(3) of the UCC.

          (c) Upon any delivery or sale of all or any part of any Collateral made either under the power of delivery or sale given hereunder or under judgment or decree in any judicial proceedings for foreclosure or otherwise for the enforcement of this Agreement, the Collateral Agent is hereby irrevocably appointed the true and lawful attorney of Pledgor, in the name and stead of Pledgor, but solely on the instructions of the Secured Party, to make all necessary deeds, bills of sale, instruments of assignment, transfer or conveyance of the property, and all instructions and entitlement orders in respect of the property thus delivered or sold. For that purpose the Collateral Agent may execute all such documents, instruments, instructions and entitlement orders. This power of attorney shall be deemed coupled with an interest, and Pledgor hereby ratifies and confirms that which its attorney acting under such power, or such attorney's successors or agents, shall lawfully do by virtue of this Agreement. If so requested by Secured Party (directly or through the Collateral Agent) or by any buyer of the Collateral or a portion thereof, Pledgor shall further ratify and confirm any such delivery or sale by executing and delivering to the Collateral Agent, to Secured Party or to such buyer or buyers, at the expense of Pledgor, all proper deeds, bills of sale, instruments of assignment, conveyance or transfer, releases, instructions and entitlement orders as may be designated in any such request.

          (d) In the case of an Event of Default, the Collateral Agent, upon instructions from the Secured Party, may proceed to realize upon the security interest in the Collateral against any one or more of the types of Collateral, at any time, as the Secured Party shall determine in its sole discretion subject to the foregoing provisions of this Section 9. The proceeds of any sale of, or other realization upon, or other receipt from, any of the Collateral shall be applied by the Collateral Agent in the following order of priorities:

         first, to the payment to the Collateral Agent of the expenses of such sale or other realization, including reasonable compensation to the Collateral Agent and its agents and counsel, and all reasonable expenses, liabilities and advances incurred or made by the Collateral Agent in connection therewith, including brokerage fees in connection with the sale by the Collateral Agent of any Collateral;

         second, to the payment to Secured Party of an amount equal to the Termination Amount or the Acceleration Amount then due and unpaid, as the case may be;

         third, to the payment of any other obligation then due and unpaid under the Stock Purchase Agreement or this Agreement; and

         finally, if all of the obligations of Pledgor hereunder and under the Stock Purchase Agreement have been fully discharged or sufficient funds have been set aside by the Collateral Agent at the request of Pledgor for the discharge thereof, any remaining proceeds shall be released to Pledgor.

         SECTION 10. The Collateral Agent and the Securities Intermediary. (a) Secured Party hereby irrevocably appoints and authorizes the Collateral Agent to take such action as agent on its behalf and to exercise such powers under this Agreement as are delegated to the Collateral Agent by the terms hereof, together with all such powers as are reasonably incidental thereto, but only on the specific instructions of the Secured Party.

          (b) The obligations of each of the Collateral Agent and the Securities Intermediary hereunder are only those expressly set forth in this Agreement.

          (c) Each of the Collateral Agent and the Securities Intermediary may consult with legal counsel, independent public accountants and other experts selected by it and shall not be liable for any action taken or omitted to be taken by it in good faith in accordance with the advice of such counsel, accountants or experts.

          (d) Neither the Collateral Agent or the Securities Intermediary, nor any of their respective directors, officers, agents or employees shall be liable for any action taken or not taken by the Collateral Agent or the Securities Intermediary, as the case may be, in connection with this Agreement (1) with the consent or at the request of Secured Party or, in the case of the Securities Intermediary, the Collateral Agent or (2) in the absence of its own gross negligence or willful misconduct. In no event shall the Collateral Agent or the Securities Intermediary be liable for special or consequential damages. Neither the Collateral Agent nor the Securities Intermediary shall incur any liability by acting in reliance upon any notice, consent, certificate, statement, or other writing (which may be a bank wire, telex or similar writing) believed by it to be genuine or to be signed by the proper party or parties. In no event shall the Collateral Agent have any liability for any act or omission in accordance with instructions of the Calculation Agent, or for default or failure on the part of the Calculation Agent to correctly calculate any amounts. All directions or instructions delivered to the Collateral Agent pursuant to this Pledge Agreement shall reference the specific section or subsection of the Pledge Agreement pursuant to which such direction or instruction is delivered.

          (e) Pledgor shall indemnify the Collateral Agent against any cost, expense (including counsel fees and disbursements), claim, demand, action, loss or liability (except such as result from the Collateral Agent's gross negligence or willful misconduct) that the Collateral Agent may suffer or incur in connection with this Agreement or any action taken or omitted by the Collateral Agent hereunder, and Pledgor shall pay the Collateral Agent's and the Security Intermediary's joint annual fee of [$10,000] and their joint up-front documentation fee of [$10,000].

          (f) Pledgor shall indemnify the Securities Intermediary against any cost, expense (including counsel fees and disbursements), claim, demand, action, loss or liability (except such as result from the Securities Intermediary's gross negligence or willful misconduct) that the Securities Intermediary may suffer or incur in connection with this Agreement or any action taken or omitted by the Securities Intermediary hereunder.

          (g) Beyond the exercise of reasonable care in the custody thereof, neither the Collateral Agent nor the Securities Intermediary shall have any duty as to any Collateral in its possession or control or in the possession or control of any agent, bailee, clearing corporation or securities intermediary or any income thereon or as to the preservation of rights against prior parties or any other rights pertaining thereto. Each of the Collateral Agent and the Securities Intermediary shall be deemed to have exercised reasonable care in the custody and preservation of the Collateral if the Collateral is accorded treatment substantially equal to that which it accords its own property, and shall not be liable or responsible for any loss or damage to any of the Collateral, or for any diminution in the value thereof, by reason of the act or omission of any agent, bailee, clearing corporation or securities intermediary selected by the Collateral Agent or the Securities Intermediary, as the case may be, in good faith (or selected by an agent, bailee, clearing corporation or securities intermediary so selected by the Collateral Agent or the Securities Intermediary, as the case may be, or by any agent, bailee, clearing corporation or securities intermediary selected in accordance with this parenthetical phrase).

          (h) (i) Any corporation or association into which the Collateral Agent may be converted or merged, or with which it may be consolidated, or to which it may sell or transfer its agency business and assets as a whole or substantially as a whole, or any corporation or association resulting from any such conversion, sale, merger, consolidation or transfer to which it is a party, shall, subject to the prior written consent of Secured Party, be and become a successor Collateral Agent hereunder and vested with all of the right, title and interest in or to the Collateral and all of the powers, discretions, immunities, privileges and other matters as was its predecessor without, except as provided above, the execution or filing of any instrument or any further act, deed or conveyance on the part of any of the parties hereto, anything herein to the contrary notwithstanding.

         (ii) The Collateral Agent may resign at any time by giving written notice thereof to Secured Party (with a copy to Pledgor) and Secured Party may at any time by giving written notice thereof to the Collateral Agent (with a copy to Pledgor) terminate the appointment of the Collateral Agent in its capacity as such hereunder; provided that the Collateral Agent may not resign and its appointment as such hereunder may not be terminated unless the Securities Intermediary simultaneously resigns or its appointment as such hereunder is terminated, as the case may be. Upon any such resignation or termination, Secured Party shall appoint a successor Collateral Agent. Upon the acceptance of its appointment as a Collateral Agent hereunder by a successor Collateral Agent, such successor Collateral Agent shall thereupon succeed to and become vested with all the rights and duties of the retiring Collateral Agent, and the retiring Collateral Agent shall be discharged from its duties and obligations hereunder. After any Collateral Agent's resignation or termination hereunder as the Collateral Agent, the provisions of this Section shall inure to its benefit as to any actions taken or omitted to be taken by it while it was a Collateral Agent hereunder.

         (i) (i) Any corporation or association into which the Securities Intermediary may be converted or merged, or with which it may be consolidated, or to which it may sell or transfer its agency business and assets as a whole or substantially as a whole, or any corporation or association resulting from any such conversion, sale, merger, consolidation or transfer to which it is a party, shall, subject to the prior written consent of the Collateral Agent, be and become a successor Securities Intermediary hereunder and vested with all of the right, title and interest in or to the Collateral and all of the powers, discretions, immunities, privileges and other matters as was its predecessor without, except as provided above, the execution or filing of any instrument or any further act, deed or conveyance on the part of any of the parties hereto, anything herein to the contrary notwithstanding; provided that such successor entity's jurisdiction (within the meaning of Section 8-110(e) of the UCC) in respect of the Collateral Account shall be the State of New York.

         (ii) The Securities Intermediary may resign at any time by giving written notice thereof to Secured Party (with a copy to Pledgor) and Secured Party may at any time by giving written notice thereof to the Securities Intermediary (with a copy to Pledgor) terminate the appointment of the Securities Intermediary in its capacity as such hereunder; provided that the Securities Intermediary may not resign and its appointment as such hereunder may not be terminated unless the Collateral Agent simultaneously resigns or its appointment as such hereunder is terminated, as the case may be. Upon any such resignation or termination, Secured Party shall appoint a successor Securities Intermediary. Upon the acceptance of its appointment as a Securities Intermediary hereunder by a successor Securities Intermediary, such successor Securities Intermediary shall thereupon succeed to and become vested with all the rights and duties of the retiring Securities Intermediary, and the retiring Securities Intermediary shall be discharged from its duties and obligations hereunder. After any Securities Intermediary's resignation or termination hereunder as the Securities Intermediary, the provisions of this Section shall inure to its benefit as to any actions taken or omitted to be taken by it while it was a Securities Intermediary hereunder.

          (j) At any time the Collateral Agent may request in writing an instruction in writing from any other party hereto, with respect to any action which the Collateral Agent is authorized to take or which such party is permitted to direct pursuant to this Pledge Agreement, and may at its own option delay such action until the Collateral Agent has received the written instruction requested.

          (k) In the event of any ambiguity in the provisions of the Pledge Agreement or any dispute between or conflicting claims by or among any one or more other parties to this Pledge Agreement and/or any other person or entity with respect to any Collateral, the Collateral Agent shall be entitled, at its sole option, to refuse to comply with any and all claims, demands or instructions with respect to such property or funds so long as such dispute or conflict shall continue, and the Collateral Agent shall not be or become liable in any way for its failure or refusal to comply with such conflicting claims, demands or instructions. The Collateral Agent shall be entitled to refuse to act until, at its sole option, either such conflicting or adverse claims or demands shall have been finally determined by a court of competent jurisdiction or settled by agreement between the conflicting parties as evidenced in a writing, satisfactory to the Collateral Agent or the Collateral Agent shall have received security or an indemnity satisfactory to the Collateral Agent sufficient to save the Collateral Agent harmless from and against any and all loss, liability or expense which the Collateral Agent may incur by reason of its acting. The Collateral Agent may in addition elect in its sole option to commence an interpleader action or seek other judicial relief or orders as the Collateral Agent may deem necessary.

          (l) The Collateral Agent shall not be responsible for filing any UCC financing or continuation statements, or determining whether such filings are necessary or appropriate, relating to the Collateral, but may file such statements upon the direction in writing by the Secured Party.

          (m) All references to the Collateral Agent in this Section 10 shall be deemed to include the Collateral Agent acting as Agent under any Share Lending Agreement entered into pursuant to Section 2(e) hereof.

          (n) The provisions of this Section 10 shall survive the termination of this Pledge Agreement and the termination or removal of the Collateral Agent or the Securities Intermediary.

         SECTION 11. Miscellaneous. (a) Whenever any of the parties hereto is referred to, such reference shall be deemed to include the successors and assigns of such party. All the covenants and agreements herein contained by or on behalf of Pledgor, the Collateral Agent and the Securities Intermediary shall bind, and inure to the benefit of, their respective successors and assigns whether so expressed or not, and shall be enforceable by and inure to the benefit of Secured Party and its successors and assigns.

          (b) To the extent permitted by law, the unenforceability or invalidity of any provision or provisions of this Agreement shall not render any other provision or provisions herein contained unenforceable or invalid.

          (c) Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by Pledgor, the Collateral Agent, the Securities Intermediary and Secured Party or, in the case of a waiver, by the party against whom the waiver is to be effective. No failure or delay by the Collateral Agent, the Securities Intermediary or Secured Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

          (d) All demands, notices, requests, consents and other communications required or permitted under this Agreement shall be in writing and shall be personally delivered or sent by facsimile machine (with a confirmation copy sent by one of the other methods authorized in this Section), or by overnight commercial courier (including Federal Express and DHL), as set forth below:

          (i)   If to the Pledgor:

                           Anschutz Company
                           555 Seventeenth St., Suite 2400
                           Denver, Colorado 80202
                             Attention: Lynn T. Wood

                           Phone: (303) 298-1000
                           Fax:   (303) 299-1333

         (ii)   If to the Secured Party:

                           DLJ Cayman Islands, LDC
                           P.O. Box 707
                           West Bay Road
                           Grand Cayman, B.W.I.
                           Attention: William Sullivan

                           Phone:  (345) 945-4777


                  with a copy to:

                           Donaldson, Lufkin & Jenrette Securities Corporation 11 Madison Avenue
                           New York, New York 10010
                           Attention: _______________

                           Phone: ______________
                           Fax:     ______________

        (iii)   If to the Collateral Agent or the Securities Intermediary:

                           Wilmington Trust Company
                           Rodney Square North
                           1100 North Market Street
                           Wilmington, DE 19890
                           Attention: Corporate Trust Administration

                           Phone:   (302) 651-8681
                           Fax:     (302) 651-8882

Notices shall be deemed given upon the earlier to occur of (i) receipt by the party to whom such notice is directed; (ii) if sent by facsimile transmission before

5:00 p.m. Eastern Time on any Business Day, on the day such notice is sent (as evidenced by the facsimile confirmed receipt) and, otherwise, on the next succeeding Business Day; or (iii) on the first Business Day following the day the same is deposited with a commercial carrier if sent by commercial overnight delivery service. Each party, by notice duly given, in accordance therewith, may specify a different address for the giving of any notice hereunder.

          (e) This Agreement shall in all respects be construed in accordance with and governed by the laws of the State of New York (without reference to choice of law doctrine); provided that as to any Collateral located in any jurisdiction other than the State of New York, the Collateral Agent on behalf of Secured Party shall, in addition to any rights under the laws of the State of New York, have all of the rights to which a secured party is entitled under the laws of such other jurisdiction. The parties hereto hereby agree that the Securities Intermediary's jurisdiction, within the meaning of Section 8-110(e) of the UCC, in respect of the Collateral Account and any security entitlement with respect to any property or assets from time to time credited thereto, is the State of New York.

          (f) Each party hereto hereby irrevocably and unconditionally submits to the non-exclusive jurisdiction of the United States Federal and state courts located in the Borough of Manhattan, in the City of New York in respect of any suit, action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby.

          (g) Each party hereto hereby irrevocably and unconditionally waives any and all right to trial by jury in any legal proceeding arising out of or related to this Agreement or the transactions contemplated hereby.

          (h) This Agreement may be executed, acknowledged and delivered in any number of counterparts and all such counterparts taken together shall be deemed to constitute one and the same agreement.

          (i) In order to be valid hereunder, any notice, instruction or certification given by or on behalf of any party thereto shall be given by an authorized officer of such party.

         SECTION 12. No Third Party Rights. This Agreement is not intended and shall not be construed to create any rights in any person other than Pledgor, Secured Party and their respective successors and permitted assigns and no other person shall assert any rights as third party beneficiary hereunder. Whenever any of the parties hereto is referred to, such reference shall be deemed to include the successors and permitted assigns of such party. All the covenants and agreements herein contained by or on behalf of Pledgor and Secured Party shall bind, and inure to the benefit of, their respective successors and permitted assigns whether so expressed or not, and shall be enforceable by and inure to the benefit of the Pledgor and Secured Party and their respective successors and permitted assigns.

         SECTION 13. Entire Agreement. This Agreement constitutes the entire agreement and understanding among the parties with respect to the subject matter hereof and supersedes all oral communications and prior writings with respect thereto.

         SECTION 14. Termination of Pledge Agreement. Subject to Section 10(n), this Agreement and the rights hereby granted by Pledgor in the Collateral shall cease and terminate upon fulfillment of all of the obligations of Pledgor under the Stock Purchase Agreement and hereunder. Any Collateral remaining at the time of such termination shall be fully released and discharged from the Security Interests and delivered to Pledgor by the Collateral Agent, all at the request and expense of Pledgor.

         SECTION 15. Assignment. Neither Secured Party nor Pledgor may assign its rights or delegate its obligations under this Agreement, except with the prior written consent of the other party hereto, and any purported assignment without such prior written consent shall be void and of no effect; provided that Secured Party may, from time to time, without the Pledgor's consent, assign and delegate all but not less than all of its rights, interests and obligations hereunder to any of its affiliates, provided that all of the following conditions are satisfied:

         (i) it is not unlawful for either party to perform any obligations under this Agreement or Transaction I as a result of such assignment or delegation; and

         (ii) no Event of Default will occur as a result of such assignment or delegation.

         IN WITNESS WHEREOF, the parties have signed this Agreement as of the date and year first above written.



                                            PLEDGOR:

                                            ANSCHUTZ COMPANY


                                            By:
                                                --------------------------------
                                                   Name:
                                                   Title:


                                            COLLATERAL AGENT and
                                            SECURITIES INTERMEDIARY

                                            WILMINGTON TRUST COMPANY


                                            By:
                                                --------------------------------
                                                      Name:
                                                      Title:



                                            SECURED PARTY:

                                            DLJ CAYMAN ISLANDS, LDC


                                            By:
                                                 -------------------------------

                                                     Name:
                                                     Title:

                                                                    Exhibit A

                                  FORM OF UCC-1

                    SCHEDULE A TO FINANCING STATEMENT NAMING
                        ANSCHUTZ COMPANY, AS DEBTOR, AND
                  WILMINGTON TRUST COMPANY, AS COLLATERAL AGENT
                         ON BEHALF OF THE SECURED PARTY

         This financing statement covers Anschutz Company's ("Debtor's") right, title and interest in and to the following, whether now owned or hereafter acquired (all of which hereinafter collectively referred to as the "Collateral"):

          (i)   the Pledged Shares;

         (ii) the Collateral Accounts and all securities and investments, including the Pledged Shares, and other financial assets (as defined in Section 8-102 and 8-103 of the UCC), funds, property, and other assets from time to time held therein or credited thereto;

        (iii)   the Share Lending Agreement and all rights thereunder;

         (iv)   all additions to and substitutions for the foregoing;

          (v) all income, Proceeds, other proceeds and collections received or to be received, or derived or to be derived, now or at any time hereafter (whether before or after the commencement of any proceeding under applicable bankruptcy, insolvency or similar law, by or against Debtor, with respect to Debtor) from or in connection with any of the items mentioned in clauses (i), (ii), (iii) and (iv) (including, without limitation, any shares of capital stock issued by the Company in respect of any Collateral or any cash, securities or other property distributed in respect of or exchanged for any Collateral, or into which any Collateral is converted, and any security entitlements in respect of any of the foregoing); and

         (vi) all powers, rights and privileges of the Debtor, including rights of enforcement, with respect to the foregoing, in each case whether now owned or existing or hereafter acquired or arising.

         As used in this Schedule A, the following capitalized terms have the meanings specified below (such meanings being equally applicable to both the singular and plural forms of the terms defined):

         "Collateral Account" means each of the Unrestricted Collateral Account and the Restricted Collateral Account.

         "Collateral Agent" means Wilmington Trust Company and its successors and assigns.

         "Common Stock" means shares of Common Stock, par value $.01 per share, of the Company; Symbol "Q"; CUSIP "749121109" (or security entitlements in respect thereof).

         "Company" means Qwest Communications International, Inc., a Delaware corporation.

         "Delivery" means (a) in the case of Collateral consisting of certificated securities, delivery of certificates representing such securities, registered in the name of the Collateral Agent or its nominee, free and clear of all Liens (other than the Security Interests), to the Collateral Agent, accompanied by any required transfer tax stamps, all in form and substance satisfactory to the Collateral Agent, and the crediting of such securities to the Collateral Accounts, (b) in the case of Collateral consisting of uncertificated securities, registration by the issuer of such securities in the name of the Collateral Agent or its nominee, accompanied by any required transfer tax stamps, and the crediting of such securities to the Collateral Account, and (c) in the case of securities in respect of which security entitlements are held by the Debtor through a securities intermediary, the crediting of such securities, free and clear of all Liens (other than the Security Interests), accompanied by any required transfer tax stamps, to a securities account of the Collateral Agent or its nominee at the Securities Intermediary, and the crediting of such securities to the Collateral Account. The terms "Deliver," "Delivered" and "Delivering" have corresponding meanings.

         "Existing Transfer Restrictions" means, with respect to any shares of Common Stock (or security entitlements in respect thereof), Transfer Restrictions resulting solely from the fact that such shares of Common Stock (or security entitlements in respect thereof) are held by an affiliate (as such term is defined in Rule 144) of the Company.

         "Initial Pledged Shares" means [10,000,000] shares of Common Stock, free of all Transfer Restrictions (other than Existing Transfer Restrictions) Delivered to the Collateral Agent in pledge under the Pledge Agreement.

         "Lien" means any lien, mortgage, security interest, pledge, charge or encumbrance of any kind.

         "Pledge Agreement" means the Pledge Agreement dated as of May 2, 2001, among Debtor, Collateral Agent, Secured Party and Securities Intermediary.

         "Pledged Shares" means, at any time, the Initial Pledged Shares, plus
(A) the additional shares of Common Stock that have been Delivered at or prior to such time under Section 2(a) of the Pledge Agreement, minus (B) the shares of Common Stock that have been released from the Collateral Accounts at or prior to such time in accordance with Sections 2(b) or (c) of the Pledge Agreement, as such aggregate number of shares is otherwise adjusted prior to or at such time in accordance with the provisions of Section 2 of the Pledge Agreement.

         "Proceeds" means all proceeds, including cash, instruments, securities, rights, privileges and other property, from time to time received, receivable or otherwise distributed in respect of, in exchange for or upon the exercise or disposition of any or all of the Collateral, including, without limitation, the obligation to return any Pledged Shares borrowed pursuant to the Share Lending Agreement.

         "Restricted Collateral Account" means Account No. [_________] entitled "Wilmington Trust Company, acting under the Pledge Agreement dated as of May 2, 2001 among Anschutz Company, as Pledgor, DLJ Cayman Islands, LDC, as Secured Party, and Wilmington Trust Company", a securities account (as defined in Section 8-501(a) of the UCC) established in the name of the Collateral Agent at the offices of the Securities Intermediary in or to which certain of the Collateral is to be deposited or credited, all pursuant to and in accordance with this Agreement.

         "Secured Party" means DLJ Cayman Islands, LDC and its successors and assigns.

         "Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

         "Securities Intermediary" means Wilmington Trust Company and its successors and assigns.

         "Share Lending Agreement" means the Share Lending Agreement substantially in the form of Exhibit D to the Stock Purchase Agreement entered into pursuant to Section 2(e) of the Pledge Agreement.

         "Security Interests" means the security interests in the Collateral created by the Pledge Agreement.

         "Stock Purchase Agreement" means the Master Stock Purchase Agreement dated as of May 2, 2001 between Debtor, Secured Party and Donaldson, Lufkin & Jenrette Securities Corporation, as Agent thereunder, as amended and supplemented by the Transaction Schedule dated May 2, 2001.

         "Transfer Restriction" means, with respect to any share of Common Stock or other item of collateral pledged under the Pledge Agreement, any condition to or restriction on the ability of the holder thereof to sell, assign or otherwise transfer such share of Common Stock or other item of collateral or to enforce the provisions thereof or of any document related thereto whether set forth in such item of collateral itself or in any document related thereto, including, without limitation, (i) any requirement that any sale, assignment or other transfer or enforcement of such share of Common Stock or other item of collateral be consented to or approved by any person, including, without limitation, the issuer thereof or any other obligor thereon, (ii) any limitations on the type or status, financial or otherwise, of any purchaser, pledgee, assignee or transferee of such share of Common Stock or other item of collateral, (iii) any requirement of the delivery of any certificate, consent, agreement, opinion of counsel, notice or any other document of any person to the issuer of, any other obligor on or any registrar or transfer agent for, such share of Common Stock or other item of collateral, prior to the sale, pledge, assignment or other transfer or enforcement of such share of Common Stock or other item of collateral and (iv) any registration or qualification requirement or prospectus delivery requirement for such share of Common Stock or other item of collateral pursuant to any federal, state or foreign securities law (including, without limitation, any such requirement arising as a result of Rule 144 or Rule 145 under the Securities Act); provided that the required delivery of any assignment, instruction or entitlement order from the seller, pledgor, assignor or transferor of such share of Common Stock or other item of collateral, together with any evidence of the corporate or other authority of such person, shall not constitute a "Transfer Restriction."

         "UCC" means the Uniform Commercial Code as in effect in the State of New York.

         "Unrestricted Collateral Account" means Account No.[_________] entitled "Wilmington Trust Company, acting under the Pledge Agreement dated as of May 2, 2001 among Anschutz Company, as Pledgor, DLJ Cayman Islands, LDC, as Secured Party, and Wilmington Trust Company", a securities account (as defined in Section 8-501(a) of the UCC) established in the name of the Collateral Agent at the offices of the Securities Intermediary in or to which certain of the Collateral is to be deposited or credited, all pursuant to and in accordance with this Agreement.

                                                                   Exhibit B



                    LIST OF LOCATIONS FOR FILING OF THE UCC-1





            1.  State of Delaware.

            2.  State of Colorado.

            3.  State of New York.

            4.  New York County, State of New York

EXHIBIT N

                                    FORM OF

                            SHARE LENDING AGREEMENT



Between:

         DLJ Cayman Islands, LDC (together with
         its successors and permitted assigns, "Borrower")

and

         Wilmington Trust Company, as Collateral Agent under the Pledge Agreement (as defined below), acting hereunder solely as agent, on behalf of ANSCHUTZ COMPANY (together with its successors and permitted assigns under the Pledge Agreement, "Lender"). The Collateral Agent, together with its successors as Collateral Agent under the Pledge Agreement, when acting hereunder is referred to as the "Agent").

                                                                [June __], 2001

           1.   Loans of Shares.

         1.1. This Agreement sets out the terms and conditions on which Borrower may, from time to time, borrow shares of Common Stock from Agent acting solely as agent on behalf of Lender (each such borrowing, a "Loan"). Any successor Collateral Agent under the Pledge Agreement shall become an Agent hereunder simultaneously with the acceptance of such agency by such successor Collateral Agent thereunder. All capitalized terms used herein shall have the meanings set forth in Section 22.

         1.2. (a) Each Loan hereunder shall be effected with respect to a number of shares (the "Number of Loaned Shares") of Common Stock that shall not exceed [10,000,000] in the aggregate for all Loans (the "Maximum Number of Shares").

                (b) Each Loan hereunder shall be made with respect to a specified tranche (a "Tranche") of shares of Common Stock. The Borrower shall establish each Tranche hereunder by delivering to Agent a notice (a "Tranche Establishment Notice"), substantially in the form of Exhibit A hereto, setting forth:

                           (i) the number of such Tranche (the "Tranche
                Number");

                           (ii) the number of shares of Common Stock in such
                Tranche (the "Number of Tranche Shares"), the aggregate number of which for all Tranches shall not exceed the Maximum Number of Shares;

                           (iii) the commencement date (the "Tranche
                Commencement Date") for such Tranche, which shall be no earlier than the Business Day next following the date of such Tranche Establishment Notice;

                           (iv) the expiration date (the "Tranche Expiration
                Date") for such Tranche; and

                           (v) the Prepaid Tranche Fee for such Tranche.

                (c) To effect a Loan hereunder, Borrower shall notify Agent, no later than 1:00 p.m. (Eastern Time) the Business Day immediately prior to the commencement date of such Loan, specifying the commencement date and Number of Loaned Shares with respect to such Loan. Such a notice may be given with respect to any number of shares; provided that the total number of shares loaned hereunder at any time shall not exceed the Maximum Number of Loaned Shares at such time. Borrower may borrow shares, terminate the Loan of such shares pursuant to Section 6(a) and re-borrow such shares any number of times.

                (d) The Number of Loaned Shares with respect to each Loan hereunder, the Maximum Number of Shares and the Number of Tranche Shares shall be adjusted, from time to time, in accordance with the provisions of Section 1.4 below, in each case with no increase in the Tranche Fee or Prepaid Tranche Fee.

         1.3. Notwithstanding any other provision in this Agreement regarding when a Loan commences, a Loan hereunder shall not occur until the date (the "Loan Date") on which the Loaned Shares have been transferred to Borrower in accordance with Section 2.

         1.4. Dilution Adjustments. (a)(i) Following the occurrence of any (A) Same Common Stock Adjustment Event, (B) any DAF Treatment Event, (C) any Merger Event that would result in a Share-for-Share Merger Adjustment under the Stock Purchase Agreement, or (D) any other event, whether similar to those set forth in clauses (A) through (B) above or not, that may have a diluting or concentrative effect on the theoretical value of the Common Stock, including, without limitation:

                                (I) an event that would be a Same Common Stock
                           Adjustment Event or a Distribution Event but for the fact that less than all existing holders of Common Stock are entitled to a distribution in respect thereof;

                               (II) issuance of new shares of Common Stock at
                           less than the prevailing market price (other than to the employees of the Company in connection with a stock option plan), whether to all, or less than all, existing holders of Common Stock or to any other person;

                              (III) a repurchase by the Company of shares of
                           Common Stock, whether through a tender offer, an exchange offer, a private repurchase program, or otherwise, and whether the consideration for such repurchase is cash, securities or both;

                               (IV) a purchase by any person (other than the
                           Company) of shares of Common Stock pursuant to a tender offer or an exchange offer, whether the consideration for such purchase is cash, securities or both; or

                                (V) happening of a contingency that causes
                           rights attached to shares of Common Stock to become exercisable in the hands of less than all existing holders of Common Stock;

                  Borrower shall deliver a notice to Agent (an "Adjustment Notice") setting forth (1) in the case of (A), (B) or (D) above, (v) an adjustment on account of such event to the Number of Loaned Shares with respect to each Loan hereunder,
                  (w) an adjustment on account of such event to the Number of Tranche Shares in each Tranche hereunder, (x) the number of additional Loaned Shares, if any, in respect of each Loan hereunder to be transferred to Borrower in accordance with
                  Section 2 as a result of such adjustment, (y) the date on which such additional Loaned Shares shall be transferred to Borrower in accordance with Section 2, and (z) an adjustment on account of such an event to the Maximum Number of Shares and (2) in the case of (C) above, the information specified in
                  Section 1.4(d).

                  (ii)(A) The adjustments on account of any Same Common Stock Adjustment Event shall be determined in accordance with
                  Section 1.4(b), (B) the adjustments on account of any Distribution Event shall be determined in accordance with
                  Section 1.4(c) and (C) the adjustments on account of any Merger Event that would result in a Share-for-Share Merger Adjustment under the Stock Purchase Agreement shall be determined in accordance with Section 1.4(d) and (D) other diluting or concentrative event shall be determined in accordance with market practice, as determined by Borrower.

                  (iii) The adjustments set forth in any Adjustment Notice shall become effective for all purposes hereunder with no increase in the Tranche Fee or Prepaid Tranche Fee for any Tranche, and Agent shall transfer to Borrower the additional Loan Shares specified in such Adjustment Notice on the date specified in such Adjustment Notice.

          (b) Same Common Stock Adjustment Events. On account of any Same Common Stock Adjustment Event, the Number of Loaned Shares for each Loan hereunder, the Number of Tranche Shares in each Tranche hereunder and the Maximum Number of Shares shall be adjusted by multiplying (A) each such Number of Loaned Shares, Number of Tranche Shares and the Maximum Number of Shares, respectively, as each of them stood immediately prior to the occurrence of such Same Common Stock Adjustment Event, by (B) the Stock Adjustment Amount for such Same Common Stock Adjustment Event.

          (c) Distribution Events. On account of any Distribution Event, the Number of Loaned Shares for each Loan hereunder, the Number of Tranche Shares in each Tranche hereunder and the Maximum Number of Shares shall be adjusted by multiplying (A) each such Number of Loaned Shares, the Number of Tranche Shares and the Maximum Number of Shares, respectively, as each of them stood immediately prior to the occurrence of such Distribution Event, but disregarding all previous adjustments thereof pursuant to this Section 1.4(c), by (B) the Distribution Adjustment Factor for such Distribution Event; provided that any Cash Distribution Event shall be deemed to occur on the Ex Dividend Date for such Cash Distribution Event and any other Distribution Event shall be deemed to occur on the Adjustment Payment Date for such Distribution Event.

          (d) Certain Merger Events. On account of any Merger Event that would result in a Share-for-Share Merger Adjustment under the Stock Purchase Agreement, the Number of Loaned Shares for each Loan, hereunder, the Number of Tranche Shares in each Tranche hereunder and the Maximum Number of Shares shall be adjusted to reflect the number and type of shares of New Common Stock that a holder, immediately prior to such Merger Event, of such Number of Loaned Shares, such Number of Tranche Shares and such Maximum Number of Shares, respectively, would receive as a result of such Merger Event.

         1.5. LENDER UNDERSTANDS AND AGREES THAT THE PROVISIONS OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 WILL NOT PROTECT LENDER WITH RESPECT TO LOANED SHARES HEREUNDER.

         1.6. Guarantee. Borrower's obligations hereunder shall be unconditionally guaranteed by Credit Suisse First Boston (USA), Inc. ("CSFB Inc."), under a guarantee in the form attached as Exhibit B hereto (the "Guarantee").

           2.   Transfer of Loaned Shares.

              Agent shall transfer to Borrower (i) any Loaned Shares by the Cutoff Time on the Loan commencement date specified in the applicable notice of borrowing delivered pursuant to Section 1.2(c) and (ii) any additional Loaned Shares by the Cutoff Time on the date specified in the applicable Adjustment Notice delivered pursuant to Section 1.4. Borrower, or its agent, shall provide Agent with a confirmation listing the Loaned Shares or the additional Loaned Shares, as the case may be.

           3.   No Transfer Restrictions.

         3.1. All Loaned Shares (including additional Loaned Shares delivered pursuant to Section 1.4) loaned by Agent to Borrower will be Free Shares in the hands of Borrower.

           4.   Tranche Fees.

         4.1. In consideration of the establishment of each Tranche and the availability and transfer of Loaned Shares hereunder, Borrower shall pay a fee to Lender, in arrears, on each March 31, June 30, September 30 and December 31 of each year during which such Tranche is in existence hereunder (each, a "Quarterly Payment Date") and on the Tranche Expiration Date (or if earlier, the Termination Date) for such Tranche, in an amount equal to [___]% per annum of the value of the shares of Common Stock in such Tranche determined as of the Tranche Commencement Date in accordance with Section 4.2, from and including such Tranche Commencement Date to but excluding the Tranche Expiration Date for such Tranche (the amount of any such fee due with respect to any Tranche on any Quarterly Payment Date, the "Quarterly Tranche Fee" for such Tranche, and the sum of all the Quarterly Tranche Fees for any Tranche, the "Tranche Fee" for such Tranche); provided that no additional fee shall be payable in respect of any additional Loaned Shares transferred to Borrower as a result of an adjustment pursuant to Section 1.4. Notwithstanding the foregoing, all accrued Tranche Fees shall be payable by Borrower immediately in the event of a Default hereunder by Borrower. Tranche Fees shall be payable with respect to a Tranche for all times during which a Tranche is in existence hereunder, irrespective of the number of shares borrowed from time to time by Borrower.

         4.2. The value of the shares of Common Stock in each Tranche shall be determined as of the Tranche Commencement Date for such Tranche by multiplying the average of the Closing Prices of the Common Stock on the 10 Trading Days immediately preceding the date of delivery of the Tranche Establishment Notice for such Tranche by the Number of Tranche Shares comprising such Tranche (the "Tranche Value"). The Tranche Value will be determined by Borrower in good faith, and will be binding on both parties absent manifest error.

         4.3. Lender may no later than 30 Business Days following the date of delivery of the Tranche Establishment Notice for any Tranche (but in any event no later than the 3rd Business Day prior to the first Quarterly Payment Date with respect to such Tranche), and subject to
         Section 6 below, elect by notice to Borrower to receive a prepayment of all Tranche Fees for such Tranche in an amount equal to the Prepaid Tranche Fee for such Tranche specified in the applicable Tranche Establishment Notice. If Lender so elects, Borrower shall pay the Prepaid Tranche Fee for such Tranche on the 3rd Business Day following receipt of such notice of election.

         4.4. Notwithstanding all of the provisions hereof, all Tranche Fees and all Prepaid Tranche Fees shall be paid directly to an account of Lender other than the Collateral Account, as Lender specifies in writing to Borrower.

           5.   Repayment of Prepaid Tranche Fees.

              If at any time Borrower or Agent terminates any Tranche prior to the Tranche Expiration Date for such Tranche (the "Termination Date"), Lender shall promptly repay to Borrower a pro rata amount of any Prepaid Tranche Fee for such Tranche, but only to the extent that the corresponding Prepaid Tranche Fee has been paid by Borrower pursuant to
         Section 4.3. Notwithstanding the foregoing, a pro rata amount of any

         Prepaid Tranche Fee shall be repayable by Lender immediately in the event of a Default hereunder by Lender (assuming for the purpose of calculating such Prepaid Tranche Fee that the date on which such Default occurs is the Termination Date for such Tranche), but only to the extent that the corresponding Prepaid Tranche Fee has been paid by Borrower pursuant to Section 4.3. The pro rata amount of any Prepaid Tranche Fee repayable with respect to any Tranche shall equal (x) the amount of such Prepaid Tranche Fee times (y) the number of days from and including the Termination Date to but excluding the Tranche Expiration Date for such Tranche divided by the number of days from and including the Tranche Commencement Date to but excluding the Tranche Expiration Date for such Tranche.

           6.   Loan or Tranche Termination.

          (a) Borrower may terminate a Loan or a Tranche on any day by giving notice to Agent and, in the case of termination of a Loan, transferring the Loaned Shares to Agent on such date;

          (b) Agent, acting at the direction of Lender, may terminate any Tranche on a termination date established by notice given to Borrower prior to the close of business on a Business Day; and

           (c) if at any time the number of Loaned Shares exceeds the Maximum Number of Loaned Shares at such time, Borrower shall immediately transfer any excess Loaned Shares to Agent;

provided, however, that Agent, acting at the direction of Lender may not set a Tranche termination date earlier than the number of Business Day in the standard securities settlement cycle in the United States as defined in Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, (currently thre Business Days) after Agent's notice.

                Borrower's Rights in the Loaned Shares.

              Except as explicitly set forth herein, Borrower shall have all incidents of ownership of the Loaned Shares, including the right to transfer them. Lender and Agent further waive the right to vote, to consent, or to take any similar action in respect of the Loaned Shares when the record date or deadline for such vote, consent or other action falls within the term of the Loan.

                Dividends, Distributions, Etc.

              Borrower shall pay or deliver to Lender all interest, dividends and other payments with respect to any Loaned Shares, all distributions of cash or other property with respect to any Loaned Shares and all options, warrants, rights, privileges and other securities issued or distributed with respect thereto or in exchange therefor, to the extent that any such payment, distribution or issuance of a security (other than splits of, and dividends in kind with respect to, Loaned Shares) shall be made and the record or other date for determining the security holder entitled to receive such payment, distribution or issuance of a security shall occur on or after the Loan Date and prior to the termination of such Loan. Borrower will pay such dividend or deliver such property or securities to Agent for the account of Lender on the date of the payment, distribution or issuance thereof by the issuer of the Loaned Shares. This obligation of Borrower shall be binding on Borrower regardless of whether such payment, distribution or security is actually received by Borrower, unless and only to the extent that Lender receives such payment, distribution or securities directly from the issuer of the Loaned Shares or its agent, or unless Lender would not have received such payment, distribution or securities had the Loaned Shares not been lent.

           9.   Representations, Warranties, Acknowledgments and Covenants.

         9.1. Lender represents and warrants, on the date hereof and at all times during the term of this Agreement and any Loan, that:

                       (a) it is and will be acting and is and will be liable
                  as principal for its own account, and has made and will make its own independent decisions to have Agent enter into this Agreement and any Loan hereunder on its behalf;

                       (b) no Loaned Shares will be subject to any provisions of
                  the Employee Retirement Income Security Act of 1974 ("ERISA") or of the Department of Labor's regulations; and

                       (c) it has and will have, at the time of any transfer of
                  Loaned Shares, the right to transfer the Loaned Shares as required herein (including, without limitation, Section 3.1).

          9.2 Borrower, Lender and Agent each agree and acknowledge that (a) each Loan hereunder is a "securities contract," as such term is defined in Section 741(7) of Title 11 of the United States Code (the "Bankruptcy Code"), (b) each and every transfer of funds, securities and other property under this Agreement and each Loan hereunder is a "settlement payment" or a "margin payment," as such terms are used in Sections 362(b)(6) and 546(e) of the Bankruptcy Code, and (c) the rights given to Borrower and Lender hereunder upon a Default by the other constitute the right to cause the liquidation of a securities contract and the right to set off mutual debts and claims in connection with a securities contract, as such terms are used in Sections 555 and 362(b)(6) of the Bankruptcy Code.

          10.   Events of Default.

              All Loans and Tranches may, at the option of the non-defaulting party exercised by a written notice to the defaulting party (which option shall be deemed exercised, even if no notice is given, immediately on the occurrence of an event specified in subsection (d) below), be terminated (i) immediately on the occurrence of any of the events set forth in subsections (a) or (d) below and (ii) two days following such notice on the occurrence of any of the events set forth in subsections (b) or (c) below, (each, a "Default"):

          (a) if Borrower fails to transfer Loaned Shares to Agent on termination of the Loan as required by Section 6;

          (b) if Borrower fails to pay when due any Tranche Fee or Prepaid Tranche Fee as required by Section 4;

          (c) if Lender fails to repay when due any portion of any Prepaid Tranche Fee as required by Section 5 or to make a payment when due under, or to comply with any other of its obligations under, any other agreement between Lender and Borrower or any of its affiliates;

          (d) if Borrower fails to deliver or pay when due any cash, securities or other property as required by Section 8; or

          (e) if (i) Lender or Borrower shall commence as debtor any case or proceeding under any bankruptcy or similar law, or seek the appointment of a receiver or similar official for Lender or Borrower, as the case may be, or any substantial part of its property, (ii) any such case or proceeding shall be commenced against Lender or Borrower, as the case may be, or another shall seek such an appointment, which (A) is consented to or not timely contested by Lender or Borrower, as the case may be, (B) results in the entry of an order for relief, such as an appointment, the issuance of a protective decree or the entry of an order having a similar effect or (C) is not dismissed within 30 days,
         (iii) Lender or Borrower shall make a general assignment for the benefit of creditors, or (iv) Lender or Borrower shall admit in writing its inability to pay its debts as they become due.

          11.   Lender's Remedies.

              Upon the occurrence of a Default under Section 10 entitling Agent to terminate all Loans hereunder, Agent shall have the right on behalf of, and solely upon the instructions of, Lender (without further notice to Borrower), in addition to any other remedies provided herein or under applicable law, (a) to purchase a like amount of Loaned Shares ("Replacement Shares") in the principal market for such securities in a commercially reasonable manner, and (b) to apply and set off Lender's obligation to repay a portion of any Prepaid Tranche Fees pursuant to
         Section 5 against the payment of the purchase price for such Replacement Shares and any other amounts due to Lender hereunder. In the event Agent shall exercise such right, Borrower's obligation to return a like amount of Loaned Shares shall terminate and Borrower shall be liable to Lender for the purchase price of Replacement Shares (plus all other amounts, if any, due to Lender hereunder) together with interest thereon at a rate equal to 30-Day-LIBOR calculated as of the date of such demand and reset monthly, as determined by the Calculation Agent. The purchase price of Replacement Shares purchased under this
         Section 11 shall include broker's fees and commissions and all other reasonable costs, fees and expenses related to such purchase. In the event Agent exercises its rights under this Section 11, Agent may elect, at the direction of the Lender, in lieu of purchasing all or a portion of the Replacement Shares, to be deemed to have made such purchase of Replacement Shares for an amount equal to the Closing Price of such Replacement Shares on the date of such exercise.

          12.   Borrower's Remedies.

              Upon the occurrence of a Default under Section 10 entitling Borrower to terminate all Loans hereunder, Borrower shall have the right (without further notice to Agent or Lender), in addition to any other remedies provided herein or under applicable law, (a) to sell a number of the Loaned Shares that is necessary to obtain the amount that is then due to it in the principal market for such securities in a commercially reasonable manner, and (b) to apply and set off the Loaned Shares and any proceeds thereof against Lender's obligation to repay a portion of any Prepaid Tranche Fees pursuant to Section 5. In such event, Borrower may treat such number of Loaned Shares as its own and Borrower's obligation to return such number of Loaned Shares to Lender hereunder shall terminate. The proceeds of any sale of such number of Loaned Shares shall be determined after deduction of broker's fees and commissions and all other reasonable costs, fees and expenses related to such sale. In the event Borrower exercises its rights under this
         Section 12, Borrower may elect, in lieu of selling all or a portion of such number of Loaned Shares, to be deemed to have made such sale of such number of Loaned Shares for an amount equal to the Closing Price of such number of Loaned Shares on the date of such exercise. Upon the satisfaction of all Lender's obligations hereunder, any remaining Loaned Shares (or remaining cash proceeds thereof) shall be returned to Agent for the account of Lender. Without limiting the foregoing, the parties hereto agree that they intend the Loans hereunder to be loans of securities. If, however, any Loan is deemed to be a loan of money by Borrower to Lender, then Borrower shall have, and Lender shall be deemed to have granted, a security interest in the Loaned Shares and the proceeds thereof.

          13.   Transfers.

         13.1 All transfers of securities hereunder shall be by (a) physical delivery of certificates representing such securities together with duly executed stock and bond transfer powers, as the case may be, with signatures guaranteed by a bank or a member firm of the New York Stock Exchange, Inc. or (b) transfer on the books of a Clearing Organization. In every transfer of securities hereunder, the transferor shall take all steps necessary (i) to effect a "transfer" under Section 8-313 of the New York Uniform Commercial Code or, where applicable, under any U.S. federal regulation governing transfers of securities and (ii) to provide the transferee with comparable rights under any applicable foreign law or regulation.

         13.2 All transfers of cash hereunder shall be by wire transfer in immediately available, freely transferable funds.

         13.3 A transfer of securities or cash may be effected under this
         Section 13 on any day except (a) a day on which the transferee is closed for business at its address set forth in Section 16 or (b) a day on which a Clearing Organization or wire transfer system is closed, if the facilities of such Clearing Organization or wire transfer system are required to effect such transfer.

          14.   Applicable Law.

              14.1 THIS AGREEMENT SHALL IN ALL RESPECTS BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAWS OF THE STATE OF NEW YORK (WITHOUT REFERENCE TO CHOICE OF LAW DOCTRINE).

          14.2 To the extent permitted by law, the unenforceability or invalidity of any provision or provisions of this Agreement shall not render any other provision or provisions herein contained unenforceable or invalid.

          15.   Submission to Jurisdiction; Waiver of Jury Trial; Service of
                Process

         15.1 EACH PARTY HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY SUBMITS TO THE NON-EXCLUSIVE JURISDICTION OF THE FEDERAL AND STATE COURTS LOCATED IN THE BOROUGH OF MANHATTAN, IN THE CITY OF NEW YORK IN ANY SUIT OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

         15.2 EACH PARTY HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

          15.3 Lender irrevocably appoints CT Corporate System, and Borrower appoints CSFB Inc., as process agent to receive for it and on its behalf, service of process in any action, suit or other proceeding arising out of this Agreement or any transaction contemplated hereby. If for any reason CT Corporate System or CSFB Inc., as the case may be, is unable to act as such, Lender or Borrower, as the case may be, will promptly notify the other party and within 30 days appoint a substitute process agent acceptable to such other party. The parties irrevocably consent to service of process given in the manner provided for notices in Section 16.1. Nothing in this Agreement will affect the right of either party to serve process in any other manner permitted by law.

          16.   Notices.

              16.1 All demands, notices, requests, consents and other communications required or permitted under this Agreement shall be in writing and shall be personally delivered or sent by facsimile machine (with a confirmation copy sent by one of the other methods authorized in this Section), or by overnight commercial courier (including Federal Express and DHL), as set forth below:

                If to the Lender:

                         Anschutz Company
                         555 Seventeenth St., Suite 2400
                         Denver, Colorado 80202
                         Attention: Lynn T. Wood

                         Phone: (303) 298-1000
                         Fax:     (303) 299-1333

                If to Borrower:

                          DLJ Cayman Islands, LDC
                          P.O. Box 707
                          West Bay Road
                          Grand Cayman, B.W.I.
                          Attention: William Sullivan

                          Phone:           (345) 945-4777
                          Fax:

                          with a copy to:

                          Donald, Lufkin & Jenrette Securities Corporation 11 Madison Avenue
                          New York, New York 10010
                          Attention: Michael Emerson

                          Phone:           (212) 325-2676
                          Fax:

                If to Agent:

                          Wilmington Trust Company
                          Rodney Square North
                          1100 North Market Street
                          Wilmington, DE 19890
                          Attention: Corporate Trust Administration

                          Phone:           (302) 651-8681
                          Fax:     (302) 651-8882


        Notices shall be deemed given upon the earlier to occur of (i) receipt by the party to whom such notice is directed; (ii) if sent by facsimile transmission before 5:00 p.m. Eastern Time on any Business Day, on the day such notice is sent (as evidenced by the facsimile confirmed receipt) and, otherwise, on the next succeeding Business Day; or (iii) on the first Business Day following the day the same is deposited with a commercial carrier if sent by commercial overnight delivery service. Each party, by notice duly given, in accordance therewith, may specify a different address for the giving of any notice hereunder.

          16.2 In order to be valid hereunder, any notice, instruction or certification given by or on behalf of any party hereto shall be given by an authorized officer of such party.

           17.  Assignment.

              Neither Borrower nor Lender may assign its rights or delegate its obligations under this Agreement, except with the prior written consent of the other party hereto, and any purported assignment without such prior written consent shall be void and of no effect; provided that Borrower may, from time to time, without the Lender's consent, assign and delegate all but not less than all of its rights, interests and obligations hereunder to any of its affiliates, provided that all of the following conditions are satisfied:

                       (i) the assignee must have Credit Ratings not lower than
                  the Credit Ratings of CSFB Inc. or, the obligations of such assignee hereunder shall be subject to a full and unconditional guarantee, substantially in the form of the Guarantee hereunder, of CSFB Inc. or a guarantor that has Credit Ratings not lower than the Credit Ratings of CSFB Inc., each Credit Rating as issued by both S&P and Moody's as of the time of such assignment or delegation;

                      (ii) it is not unlawful for either party to perform any obligations under this Agreement as a result of such assignment or delegation; and

                      (iii) no Event of Default will occur as a result of such
                  assignment or delegation.


           18.  Entire Agreement

                This Agreement constitutes the entire agreement and understanding among the parties with respect to the subject matter hereof and supersedes all oral communications and prior writings with respect thereto.


           19.  Amendments, Waivers.

                Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by Lender and Borrower or, in the case of a waiver, by the party against whom the waiver is to be effective. No failure or delay by either party in exercising any right, power, remedy or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power, remedy or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

           20.  No Third Party Rights.

                This Agreement is not intended and shall not be construed to create any rights in any person other than Lender, Borrower and their respective successors and permitted assigns and no other person shall assert any rights as third party beneficiary hereunder. Whenever any of the parties hereto is referred to, such reference shall be deemed to include the successors and permitted assigns of such party. All the covenants and agreements herein contained by or on behalf of Lender and Borrower shall bind, and inure to the benefit of, their respective successors and permitted assigns whether so expressed or not, and shall be enforceable by and inure to the benefit of Lender and Borrower and their respective successors and permitted assigns.

           21.  Counterparts.

                This Agreement may be executed, acknowledged and delivered in any number of counterparts, and all such counterparts taken together shall be deemed to constitute one and the same agreement.


          22.   Definitions.

              As used herein, the following words and phrases shall have the following meanings:

                "30-Day-LIBOR" means the rate for any date will be the rate for deposits in U.S. Dollars for a period of 30 days which appears on the Telerate Page 3750 as of 11:00 a.m., London time, on the day that is two Banking Days in London preceding such date. If such rate does not appear on the Telerate Page 3750, the rate for such date will be determined by the Calculation Agent.

                "Adjustment Notice" has the meaning set forth in Section 1.4(a)(i).

                "Adjustment Payment Date" means, with respect to any Potential Adjustment Event, the date on which distribution, issuance or payment in respect of such Potential Adjustment Event is credited to the accounts of participants in the clearance system for the shares of Common Stock; provided that if such date occurs on or after the termination of any Loan pursuant to Section 5 hereunder but the corresponding Ex Dividend Date therefor occurs on or prior to the termination of any Loan pursuant to Section 5, then such Ex Dividend Date shall be the Adjustment Payment Date for such Loan.

                "Agent" has the meaning set forth in the heading of this Agreement.

                "Banking Days" means, in respect of any city, any day on which commercial banks are open for business (including dealings in foreign exchange and foreign currency deposits) in that city.

                "Bankruptcy Code" has the meaning set forth in Section 9.2.

                "Borrower" has the meaning set forth in the heading of this Agreement.

                "Business Day" means any day on which commercial banks are open for business in New York City and the New York Stock Exchange is not closed.

                "Cash Distribution Event" means any cash dividend or other cash distribution to all existing holders of Common Stock in respect of Common Stock.

                "Clearing Organization" shall mean The Depository Trust Company, or, if agreed to by Borrower and Agent, such other clearing agency at which Borrower (or Borrower's agent) and Agent maintain accounts.

                "Closing Price" means, with respect to any security on any Trading Day (the "Valuation Date"), (A) if the Exchange is a national securities exchange, the closing price (or, if no closing sale price is reported, the last reported sale price (or, if the closing sale price or the last reported sale price was as of later than 4:00 p.m. (New York time), the market value of such security on the Valuation Date as determined by the Borrower in a commercially reasonable manner)) of such security on the Exchange on the Valuation Date, or (B) if the Exchange is not a national securities exchange, the average of the last quoted bid and offer prices for such security as reported on the Exchange or in the over-the-counter market as reported by the National Quotation Bureau or similar organization or, if such bid and offer prices are not available or if the last reported quoted bid and offer price was as of later than 4:00 p.m. (New York time), the market value of such security on the Valuation Date as determined by the Borrower in a commercially reasonable manner; provided that if there is a Market Disruption Event on any Valuation Date, then the Valuation Date shall be the first succeeding Business Day on which there is no Market Disruption Event, unless there is a Market Disruption Event on each of the five Business Days immediately following the original date that, but for the Market Disruption Event, would have been the Valuation Date, in which case (i) that fifth Business Day shall be deemed to be the Valuation Date, notwithstanding the Market Disruption Event and (ii) the Borrower shall, in a commercially reasonable manner, determine the Closing Price as of that fifth Business Day.

                "Collateral Agent" has the meaning set forth in the Pledge Agreement.

                "Collateral Account" has the meaning set forth in the Pledge Agreement.

                "Common Stock" means shares of Common Stock, par value $0.01 per share, of the Company (or security entitlements in respect thereof).

                "Company" means Qwest Communications International, Inc., a Delaware corporation.

                "Credit Ratings" means, with respect to a person, the respective ratings assigned to its senior, unsecured, long-term debt or deposit obligations by both S&P and Moody's.

                "Cutoff Time" shall mean 10:00 a.m., or such other time on a Business Day by which a transfer of Loaned Shares must be made by Borrower or Agent to the other, as shall be determined in accordance with market practice.

                "Default" has the meaning set forth in Section 10.

                "Distribution Adjustment Factor" or "DAF" with respect to any Distribution Event, the amount calculated on a per share basis as:
DAF(i) = [1 + Distribution(i)/Price(1)] X DAF[(i) - 1].

              Where the initial DAF(0) = 1. Distribution(i) means the Value of Distribution for Distribution Event i on the Ex Dividend Date i, in the case of a Cash Distribution Event, or the Adjustment Payment Date i, in the case of an In-Kind Distribution Event. Pricei means the Closing Price of Common Stock on the Ex Dividend Date i or Adjustment Payment Date i, as the case may be.

                "Distribution Event" means a Cash Distribution Event or an In-Kind Distribution Event, as the context may require, and "Distribution Events" means Cash Distribution Events and In-Kind Distribution Events, collectively.

                "CSFB Inc." has the meaning set forth in Section 1.6.

                "ERISA" has the meaning set forth in Section 9.1(b).

                "Exchange" means, at any time, the principal national securities exchange or automated quotation system, if any, on which the Common Stock is listed or quoted at such time.

                "Ex Dividend Date" means, with respect to any Potential Adjustment Event, the first Trading Date on which a buyer of shares of Common Stock on the Exchange would not be entitled to the benefits of such Potential Adjustment Event, as determined by Borrower (it being understood that, for the purpose of this definition, the buyer "buys" such shares on the trade date for such purpose).

                "Free Shares" means shares of Common Stock that are not subject to any Transfer Restrictions in the hands of Borrower upon delivery to Borrower.

                "Guarantee" has the meaning set forth in Section 1.6.

                "In-Kind Distribution Event" means any dividend or other distribution to all existing holders of Common Stock of any securities (other than shares of Common Stock) or any other property or assets (other than cash) including, without limitation, evidences of indebtedness, securities granting the right to payment of dividends and/or the proceeds of liquidation, securities that are convertible, exchangeable, exercisable or redeemable into or for any other securities (including shares of Common Stock) or any other property or assets (including cash), options, rights, warrants or shares of capital stock or any other securities issued by any entity other than the Company, in each case for free or for payment (cash or other) at less than the prevailing market price, as determined by Borrower.

                "Lender" has the meaning set forth in the heading of this Agreement.

                "Loan" has the meaning set forth in Section 1.1.

                "Loan Date" has the meaning set forth in Section 1.3.

                "Loaned Share" means a share of Common Stock transferred by Agent to Borrower pursuant to Section 2 and not returned by Borrower. For purposes of the return of Loaned Shares by Borrower, or a purchase or sale of Loaned Shares pursuant to Section 11 or 12, Loaned Shares include any securities of the same issuer, class and quantity as the Loaned Shares.

                "Market Disruption Event" means the occurrence or the existence at any time on any day of any suspension of or limitation in trading in the Common Stock or in listed options on the Common Stock, if any, (by reason of movements in price exceeding limits permitted by the Exchange or otherwise), if, in the reasonable determination of Borrower, such suspension or limitation is material.

                "Maximum Number of Loaned Shares" means, at any time, the total number of shares of Common Stock in all Tranches that have been established pursuant to Section 1.2(b) and that have not expired or been terminated at that time.

                "Maximum Number of Shares" has the meaning set forth in Section 1.2(a).

                "Moody's" means Moody's Investors Service, Inc. or its successor.

                "Number of Tranche Shares" has the meaning set forth in Section 1.2(b).

                "Pledge Agreement" means the Pledge Agreement dated as of May 2, 2001 among Lender, as Pledgor, Borrower as Secured Party and Agent, Wilmington Trust Company as Collateral Agent and Securities Intermediary, as amended or supplemented from time to time.

                "Potential Adjustment Event" means any of the following:

                 (A)       a Same Common Stock Adjustment Event;

                 (B)       a Distribution Event; or

                 (C) any other event, whether similar to those set forth in clauses (A) through (B) above or not, that may have a diluting or concentrative effect on the theoretical value of the Common Stock, including, without limitation:

              (1) an event that would be a Same Common Stock Adjustment Event or a Distribution Event but for the fact that less than all existing holders of Common Stock are entitled to a distribution in respect thereof;

              (2) issuance of new shares of Common Stock at less than the prevailing market price, as determined by Borrower (other than to employees of the Company in connection with a stock option plan), whether to all, or less than all, existing holders of Common Stock or to any other person;

              (3) a repurchase by the Company of shares of Common Stock whether through a tender offer, an exchange offer, a private repurchase program, or otherwise, and whether the consideration for such repurchase is cash, securities or both;
              (4) a purchase by any person (other than the Company) of shares of Common Stock pursuant to a tender offer or an exchange offer, whether the consideration for such purchase is cash, securities or both; and

              (5) the happening of a contingency that causes rights attached to shares of Common Stock to become exercisable in the hands of less than all existing holders of Common Stock.

                "Prepaid Tranche Fee" means, for any Tranche, the amount specified as such in the Tranche Establishment Notice for such Tranche.

                "Quarterly Tranche Fee" has the meaning set forth in Section
4.1.

                "Quarterly Payment Date" has the meaning set forth in Section
4.1.

                "Replacement Shares" has the meaning set forth in Section 11.

                "S&P" means Standard & Poor's Rating Services or its successor.

                "Same Common Stock Adjustment Event" means a subdivision, consolidation or reclassification of shares of Common Stock, including, without limitation, a split or a reverse split or a free distribution or dividend of any shares of Common Stock to all existing holders of such Common Stock.

                "Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

                "Stock Adjustment Amount" means, with respect to any Same Common Stock Adjustment Event, the total number of shares of Common Stock (or, in the case of a reclassification, the number of shares of other capital stock of the Company issued pursuant thereto), or fraction thereof, that a shareholder who held one share of Common Stock immediately prior to such Same Common Stock Adjustment Event would have after giving effect to such Same Common Stock Adjustment Event.

                "Stock Purchase Agreement" has the meaning set forth in the Pledge Agreement.

                "Termination Date" has the meaning set forth in Section 5.

                "Trading Day" means, with respect to any security, a day on which the principal securities exchange or automated quotation system on which such security is admitted for trading or quotation is open for trading or quotation.

                "Tranche" has the meaning set forth in Section 1.2(b).

                "Tranche Commencement Date" has the meaning set forth in Section 1.2(b).

                "Tranche Establishment Notice" has the meaning set forth in
        Section 1.2(b).

                "Tranche Expiration Date" has the meaning set forth in Section 1.2(b).

                "Tranche Fee" has the meaning set forth in Section 4.1.

                "Tranche Value" has the meaning set forth in Section 4.2.

                "Transaction Schedule" has the meaning set forth in the Pledge Agreement.

                "Transfer Restriction" means, with respect to any share of Common Stock, any condition to or restriction on the ability of the holder thereof to sell, assign or otherwise transfer such share of Common Stock or to enforce the provisions thereof or of any document related thereto whether set forth in such item of collateral itself or in any document related thereto, including, without limitation, (i) any requirement that any sale, assignment or other transfer or enforcement of such share of Common Stock or other item of collateral be consented to or approved by any person, including, without limitation, the issuer thereof or any other obligor thereon, (ii) any limitations on the type or status, financial or otherwise, of any purchaser, pledgee, assignee or transferee of such share of Common Stock, (iii) any requirement of the delivery of any certificate, consent, agreement, opinion of counsel, notice or any other document of any person to the issuer of, any other obligor on or any registrar or transfer agent for, such share of Common Stock, prior to the sale, pledge, assignment or other transfer or enforcement of such share of Common Stock and (iv) any registration or qualification requirement or prospectus delivery requirement for such share of Common Stock pursuant to any federal, state or foreign securities law (including, without limitation, any such requirement arising as a result of Rule 144 or Rule 145 under the Securities Act); provided that the required delivery of any assignment, instruction or entitlement order from the seller, pledgor, assignor or transferor of such share of Common Stock or other item of collateral, together with any evidence of the corporate or other authority of such person, shall not constitute a "Transfer Restriction."

                "Value of Distribution" means, on a per share basis, (i) with respect to any Cash Distribution Event, the cash amount distributed in such Cash Distribution Event and (ii) with respect to any In-Kind Distribution Event, the prevailing market price of such assets on such Adjustment Payment Date, as determined by Borrower acting in a commercially reasonable manner.

DLJ CAYMAN ISLANDS, LDC,                        WILMINGTON TRUST COMPANY,
        As Borrower                             As Collateral Agent under
                                                The Pledge Agreement


By:                                             By:
   ----------------------------------------             ------------------------

Title:                                          Title:
      -------------------------------------             ------------------------

Date:                                           Date:
     --------------------------------------             ------------------------

                                                                   Exhibit A

                         [FORM OF TRANCHE ESTABLISHMENT
                        NOTICE (AND NOTICE OF BORROWING)]

                             DLJ Cayman Islands, LDC
             c/o Donaldson, Lufkin & Jenrette Securities Corporation
                                11 Madison Avenue
                            New York, New York 10010



                                                     [________], 2001


Wilmington Trust Company
Rodney Square North
1100 North Market Street
Wilmington, Delaware 19890


Ladies and Gentlemen:

         This is a Tranche Establishment Notice within the meaning of Section
1.2 of the Share Lending Agreement (the "Share Lending Agreement") dated as of ____ __, 2001, by and between DLJ Cayman Islands, LDC, as Borrower thereunder, and Wilmington Trust Company, as Collateral Agent under the Pledge Agreement (as defined in the Share Lending Agreement), acting under the Share Lending Agreement solely as agent ("Agent") on behalf of ANSCHUTZ COMPANY. All the capitalized terms not otherwise defined herein shall have the meanings set forth in the Share Lending Agreement.

Tranche Establishment Notice

         We hereby notify you, pursuant to Section 1.2 of the Share Lending Agreement, that the terms of this Tranche shall be:

Tranche Number:                             _____________

Number of Tranche Shares:                   _____________

Tranche Commencement Date:                  _____________

Tranche Expiration Date:                    _____________

Prepaid Tranche Fee:                        _____________




[Notice of Borrowing

         Pursuant to Section 1.2 of the Share Lending Agreement, we also hereby request that you lend shares of Common Stock on the Loan Commencement Date as follows:

Loan Commencement Date:                     ______________

Number of Loaned Shares:                    ______________]

         Please confirm your receipt of this Tranche Establishment Notice [and Notice of Borrowing] by having an authorized officer sign a copy hereof in the space set forth below.


                                                     Very truly yours,

                                                     DLJ CAYMAN ISLANDS, LDC


                                                     By:_____________________
                                                            Name:
                                                            Title:

Acknowledged, confirmed and agreed as of the date first set forth above.

WILMINGTON TRUST COMPANY, as Collateral Agent, acting hereunder not in its individual or Collateral Agency capacity, but solely as Agent for ANSCHUTZ COMPANY


By: ____________________
      Name:
      Title:

                                                                     Exhibit B

                     CREDIT SUISSE FIRST BOSTON (USA), INC.

                                    GUARANTEE

         Guarantee, dated as of [June __], 2001, by Credit Suisse First Boston
(USA), Inc. ("CSFB, Inc."), a Delaware corporation (CSFB, Inc. and its successors, the "Guarantor"), in respect of DLJ Cayman Islands LDC
("DLJCI"), a Cayman Islands company.

            1. Guarantee. For the duration of this Guarantee, as set forth in Clause 3 below, for value received, the Guarantor irrevocably and unconditionally guarantees to Anschutz Company, a corporation incorporated under the laws of the State of Delaware ("Beneficiary"), and any of Beneficiary's successors and permitted assigns, the prompt and complete payment when due (whether at stated maturity, acceleration, or otherwise), subject to any applicable grace period, of any and all outstanding obligations and liabilities ("Obligations") of DLJCI to Beneficiary (without any deduction or withholding except as provided by the relevant agreement).

            2. Nature of Guarantee. The Guarantor's obligations hereunder shall not be affected by the genuineness, validity, regularity, or enforceability of the Obligations or any instrument evidencing any Obligations, or the lack of authority of DLJCI to execute or deliver any agreement, or any change in or amendment to any agreement, or any waiver or consent by Beneficiary with respect to any provision thereof, or absence of any action to enforce any agreement, or the recovery of any judgment against DLJCI or of any action to enforce a judgment against DLJCI under any agreement, or by the existence, validity, enforceability, perfection, or extent of any collateral therefor or by any other events, occurrences or circumstances which might otherwise constitute a legal or equitable discharge or defense of a guarantor or surety (except for defenses of payment or performance). Beneficiary makes no representation or warranty with respect to any such circumstance and has no duty or responsibility whatsoever to the Guarantor with respect to the management and maintenance of the Obligations or any collateral therefor. Beneficiary shall not be obligated to file any claim relating to the Obligations in the event that DLJCI becomes subject to a bankruptcy, reorganization, or similar proceeding, and the failure of Beneficiary so to file shall not affect the Guarantor's obligations hereunder. This Guarantee constitutes a guarantee of payment when due and not merely of collection. In the event that any payment of DLJCI in respect of any of the Obligations is rescinded or must otherwise be restored or returned for any reason whatsoever, the Guarantor shall remain liable hereunder with respect to such Obligations as if such payment had not been made.

            3. Duration of the Guarantee. (a) This Guarantee shall be a continuing guarantee; provided, however, that the Guarantor may terminate this Guarantee with regard to Obligations of DLJCI effective not less than thirty
(30) days after receipt via hand delivery by courier of written notice of termination from Guarantor to Beneficiary (such thirty (30) days to include the date upon which notice is received). Upon termination, this Guarantee shall remain in force as to Obligations incurred with respect to transactions and other agreements entered into by DLJCI prior to the termination date notwithstanding:

           (1) that the term of such Obligation may extend beyond the termination date of this Guarantee;

           (2) that the Obligation, although created prior to the date of termination of this Guarantee or the date of this Guarantee's extension or renewal, may arise from time to time after the termination date of this Guarantee or after the extension or renewal is in effect;

           (3) that the Obligation may be modified, renewed, compromised or discharged prior to or after termination of this Guarantee;

           (4) the invalidity of an Obligation for any reason other than as a result of non-payment and non-performance by the Beneficiary; and

           (5) to the fullest extent permitted by law, any other circumstances whatsoever that might otherwise constitute a legal or equitable discharge or defense of a guarantor or surety for any reason other than as a result of non-performance by the Beneficiary.

           (b) This Guarantee shall remain in force as to Obligations incurred by DLJCI not subject to the termination.

            4. Consents, Waivers and Renewals. The Guarantor agrees that Beneficiary may at any time and from time to time, either before or after the maturity of the Obligations, without notice to or further consent of the Guarantor, extend the time of payment of Obligations, exercise or refrain from exercising any rights against DLJCI or others (including the Guarantor), or settle or compromise any Obligations, or sell, exchange, release, surrender, realize upon, or otherwise deal with any property by whomsoever pledged or mortgaged to secure the Obligations and may make any agreement with DLJCI with regard to any Obligation, or, upon receipt of the written consent of DLJCI with regard to any Obligation, with any other party to or person liable on any of the Obligations, or interest therein, for the extension, renewal, payment, compromise, discharge or release thereof, in whole or in part, or for any modification of the terms thereof, without in any way impairing or affecting this Guarantee. The Guarantor agrees that the Beneficiary may resort to the Guarantor for payment of any Obligation after any default by DLJCI whether or not Beneficiary shall have resorted to any collateral security, or shall have proceeded against any other obligor principally or secondarily obligated with respect to any of the Obligations.

            5. No Waiver; Cumulative Rights. No failure on the part of Beneficiary to exercise, and no delay in exercising, any right, remedy, or power hereunder shall operate as a waiver thereof, nor shall any single or partial exercise by Beneficiary of any right, remedy, or power hereunder preclude any other or future exercise of any right, remedy, or power. Each failure by DLJCI to pay any amounts in respect of Obligations shall give rise to a separate cause of action herewith, and separate suits may be brought hereunder as each cause of action arises. Each and every right, remedy and power hereby granted to Beneficiary or allowed it by law or other agreement shall be cumulative and not exclusive of any other, and may be exercised by Beneficiary from time to time.

            6. Waiver of Notice. The Guarantor waives notice of the acceptance of this Guarantee and of any obligation to which it applies or may apply under the terms hereof, and waives diligence, presentment, demand, notice of dishonor, protest, notice with respect to any amounts payable by DLJCI or any sale of collateral security, and all other notices whatsoever.

            7. Subrogation. The Guarantor shall not be entitled and shall not seek, by reason of having made any payment hereunder, to be subrogated to the rights of the Beneficiary against DLJCI with respect to such payment or otherwise to be reimbursed, indemnified or exonerated by DLJCI in respect thereof until all Obligations of DLJCI to Beneficiary have been paid in full, provided that the Guarantor shall be entitled to enforce or receive any payment arising out of or based upon such right of subrogation only to the extent and at such time that the Guarantor has paid all amounts payable by DLJCI to Beneficiary. If, at any time when any amount is overdue and unpaid, the Guarantor receives any amount as a result of any action against DLJCI or any of its property or assets or otherwise for or on account of any payment made by the Guarantor under this Guarantee, the Guarantor shall hold such amount in trust for Beneficiary and shall immediately pay that amount received by it to Beneficiary, to be credited and applied against the amount payable by DLJCI. If acceleration of the time for payment of any Obligation is stayed upon the insolvency, bankruptcy or reorganization of DLJCI or the Guarantor or otherwise, all such amounts otherwise subject to acceleration under the terms of the relevant documents governing that Obligation shall nonetheless be payable by the Guarantor hereunder forthwith on demand by the Beneficiary.

            8. Reimbursement for Expenses. In the event that Beneficiary commences any action or proceeding for the enforcement of this Guarantee, Guarantor will reimburse Beneficiary, promptly upon demand, for any and all expenses incurred by Beneficiary in connection with such action or proceeding including, without limitation, reasonable attorneys' fees.

            9. Representations and Warranties. The Guarantor represents to Beneficiary as of the date hereof as follows: (a) The Guarantor is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has full corporate power to execute, deliver, and perform this Guarantee.

           (b) The execution, delivery and performance of this Guarantee have been and remain duly authorized by all necessary corporate action and do not contravene any provision of law or of the Guarantor's organizational documents or any contractual restriction binding on the Guarantor or its assets.

           (c) All consents, authorizations and approvals of, and registrations and declarations with, any governmental authority necessary for the due execution, delivery, and performance of this Guarantee have been obtained and remain in full force and effect, and all conditions thereof have been duly complied with, and no other action by, and no notice to or filing with, any governmental authority is required in connection with the execution, delivery or performance of this Guarantee.

           (d) This Guarantee constitutes the legal, valid, and binding obligation of the Guarantor enforceable against the Guarantor in accordance with its terms, subject, as to enforcement, to bankruptcy, insolvency, reorganization, and other similar laws of general applicability relating to or affecting creditors' rights and to general equity principles.

           10. Currency for Payment. Payment under this Guarantee will be in the currency of the Obligation guaranteed.

           11. Payment of Taxes. (a) Except as otherwise required by law, each payment required to be paid by Guarantor to Beneficiary hereunder shall be made without deduction or withholding for or on account of Taxes owed as a result of such payment being made from within the United States to a Beneficiary outside the United States. If such deduction or withholding is required, Guarantor shall
(1) pay the amount required to be deducted or withheld to the appropriate authorities before penalties attach thereto or interest accrues thereon, (2) promptly forward to the Beneficiary an official receipt evidencing such payment or a certified copy thereof, and (3) in the case of any such deduction or withholding, as soon as possible thereafter pay to the Beneficiary such additional amounts as may be necessary to ensure that the net amount actually received by the Beneficiary is equal to the amount of the Obligation guaranteed. For purposes of this Section 11, "Taxes" shall mean any present or future tax, levy, impost, duty, charge, assessment, or fee of any nature imposed by any government or other taxing authority in respect of any payment under this Guarantee. Nothing in this paragraph shall be construed as an obligation of Guarantor to pay any Taxes incurred by the Beneficiary as a result of income earned on the Obligation.

           (b) In the event that all or any part of such Taxes are subsequently held invalid or inapplicable and the result is to eradicate the full or partial payment of Taxes pursuant to Section 11(a) of this Guarantee, or if the Beneficiary later claims a deduction, credit, or other tax benefit with respect to such payment, the Beneficiary will promptly notify the Guarantor of such fact, and will promptly remit to the Guarantor (upon Beneficiary's receipt from the relevant government or taxing authority, of such amount, whether as a refund or a credit) an amount equal to such refund or the effective economic benefit from such deduction, credit, or other tax benefit.

           12. Assignment/Amendment. The rights and obligations of the Guarantor or Beneficiary, as the case may be, shall inure to the benefit of, and be binding upon, its respective successors and permitted assigns. Neither the Guarantor nor the Beneficiary may assign its rights, interests, or obligations hereunder to any other person without the prior written consent of the Guarantor or the Beneficiary, as the case may be, such consent not being unreasonably withheld. Notwithstanding the foregoing, the Beneficiary, upon notice to the Guarantor, may assign its rights, interests, or obligations under this Guarantee to any of its subsidiaries or holding companies to which it has assigned its rights, interests, or obligations under the relevant agreement. All amendments, waivers and modifications of or to any provision of this Guarantee shall be in writing and signed by both Guarantor and Beneficiary, or their successors and/or permitted assigns, if applicable, and shall not otherwise be effective.

           13. Notices. All notices or other communications to the Guarantor or the Beneficiary shall be in writing and shall be given as follows:

         if to the Guarantor:

                           Credit Suisse First Boston (USA), Inc.
                           11 Madison Avenue
                           New York, NY  10010
                           Attention: Lewis H. Wirshba

         if to the Beneficiary:

                           ANSCHUTZ COMPANY 555 Seventeenth Street, Suite 2400 Denver, Colorado 80202 Attention: ___________________
unless the Guarantor or Beneficiary has provided a superseding address in writing, in which event, notice shall be provided at such superseding address.

           14. Governing Law. This Guarantee shall be governed by and construed in accordance with the laws of the State of New York without reference to choice of law doctrine.

IN WITNESS WHEREOF, the Guarantor has caused its duly authorized officer to execute and deliver this Guarantee as of the date first above written.



                                        CREDIT SUISSE FIRST BOSTON (USA), INC.


                                        By:
                                            ------------------------------------
                                            Name:
                                            Title:

EXHIBIT O

                        [LETTERHEAD OF ANSCHUTZ COMPANY]
                                                              November 20, 2000

Board of Directors
The Anschutz Foundation
The Navarre Building
1727 Tremont Place
Denver, Colorado 80202

Re: Future Charitable Contribution of Qwest Stock

Ladies and Gentlemen:

This will confirm the commitment of Anschutz Company, a Delaware Corporation ("Anschutz"), to make a contribution of 14,000,000 shares of common stock of Qwest Communications International Inc. (the "Donated Shares") to The Anschutz Foundation (the "Foundation"). Anschutz agrees to transfer and contribute the Donated Shares to the Foundation on or before January 15, 2004. Prior to January 15, 2004, Anschutz may transfer portions of the Donated Shares from time to time as it may determine, in its sole and absolute discretion, provided all Donated Shares have been transferred to the Foundation no later than January 15, 2004. If at any time Qwest increases or decreases the number of its outstanding shares of common stock by means of the payment of a stock dividend or the making of any other distribution on such shares payable in stock, or through a stock split or subdivision of shares, or a consolidation or combination of shares, or through a reclassification or recapitalization involving the common stock, the numbers of shares of common stock included in the foregoing pledge shall be increased or decreased in a like manner.

The future contribution of the 14,000,000 Donated Shares described in this letter, on the terms specified herein, shall constitute the only commitment or pledge outstanding from Anschutz to the Foundation with respect to any gifts of cash or property.

If this letter accurately reflects our agreement with respect to the matters referred to herein, please sign and return the enclosed copy of this letter to us.

                                             Very truly yours,

                                             ANSCHUTZ COMPANY


                                             By: /s/ Philip F. Anschutz
                                                 -------------------------------
                                                   Philip F. Anschutz, Chairman
AGREED TO:
THE ANSCHUTZ FOUNDATION

By:  /s/ M. LaVoy Robison
   -------------------------------------
     M. LaVoy Robison, Executive Director
     November 20, 2000